SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number
99.1	2018 Interim Report for the Six Months Ended 30 June 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 07, 2018	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	President

Exhibit 99.1

( A joint stock limited company incorporated in the People’s Republic of China ) Stock code: 00338 Hong Kong 600688 Shanghai SHI New York 2018 INTERIM REPORT

CONTENTS

2	Important Message

3	Definitions

4	Major Financial Data and Indicators

7	Report of the Directors

26	Major Events

37	Change in Share Capital of Ordinary Shares and Shareholders

42	Directors, Supervisors, Senior Management and Others

47	Documents for Inspection

48	Report on Review of Interim Financial Information

A. Condensed Consolidated Interim Financial Information Prepared under International Financial Reporting Standards (unaudited)

49	Interim Condensed Consolidated Income Statement

50	Interim Condensed Consolidated Statement of Comprehensive Income

51	Interim Condensed Consolidated Balance Sheet

53	Interim Condensed Consolidated Statement of Changes in Equity

55	Interim Condensed Consolidated Statement of Cash Flows

56	Notes to the Condensed Consolidated Interim Financial Information

B. Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

94	Consolidated and Company Balance Sheets

96	Consolidated and Company Income Statements

98	Consolidated and Company Cash Flow Statements

100	Consolidated Statement of Changes in Shareholders’ Equity

101	Statement of Changes in Shareholders’ Equity

102	Notes to the Financial Statements

229	Supplementary Information to the Financial Statements

232	Written Confirmation on the 2018 Interim Report Issued by Directors, Supervisors and Senior Management

233	Corporate Information

IMPORTANT MESSAGE

(1)

The Board, the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) and the Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in this 2018 interim report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2018 interim report of the Company, and severally and jointly accept responsibility.

(2)	The Director(s) who has/have not attended the Board meeting for approving the 2018 interim report of the Company is/are:

Name of Director	Position	Reason for Absence	Name of Proxy

Lei Dianwu	Non-executive Director	Business Engagement	Wu Haijun

(3)	The interim financial report for the six months ended 30 June 2018 (the “Reporting Period”) is unaudited.

(4)

Mr. Wu Haijun, Chairman, President and the responsible person of the Company; Mr. Zhou Meiyun, Executive Director, Vice President and Chief Financial Officer overseeing the accounting department; and Mr. Zhang Feng, person in charge of the Accounting Department (Accounting Chief) and Director of Finance Department hereby warrant the truthfulness and completeness of the financial statements contained in the 2018 interim report.

(5)	The Company did not distribute the half-year profit for 2018 nor was there any capitalization of capital reserves.

(6)

The statements regarding the Company’s plans for future development and operation are forward-looking statements and do not constitute any commitments to investors. Investors should pay attention to the relevant investment risks.

(7)	There was no incident of appropriation of funds by the controlling shareholder of the Company and its connected persons for non-operational purposes.

(8)	The Company did not provide external guarantees in violation of the required decision-making procedures.

(9)	Reminder of Major Risks

Potential risks are elaborated in this interim report. Please refer to “Management Discussion and Analysis” in section 2 of the “Report of the Directors” for details of the potential risks arising from the future development of the Company.

(10)	The 2018 interim report is published in both Chinese and English. In the event of any discrepancy between the English and Chinese versions, the Chinese version shall prevail.

DEFINITIONS

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

“Company” or “SPC”	Sinopec Shanghai Petrochemical Company Limited

“Board”	the board of directors of the Company

“Director(s)”	the Director(s) of the Company

“Supervisory Committee”	the Supervisory Committee of the Company

“Supervisor(s)”	the Supervisor(s) of the Company

“PRC” or “China”	the People’s Republic of China

“Reporting Period”	the six months ended 30 June 2018

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Group”	the Company and its subsidiaries

“Sinopec Group”	China Petrochemical Corporation

“Sinopec Corp.”	China Petroleum & Chemical Corporation

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Model Code for Securities Transactions”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules

“Securities Law”	the PRC Securities Law

“Company Law”	the PRC Company Law

“CSRC”	China Securities Regulatory Commission

“Articles of Association”	the articles of association of the Company

“Hong Kong Stock Exchange website”	www.hkexnews.hk

“Shanghai Stock Exchange website”	www.sse.com.cn

“website of the Company”	www.spc.com.cn

“HSSE”	Health, Safety, Security and Environment

“COD”	Chemical Oxygen Demand

“VOCs”	Volatile Organic Compounds

“LDAR”	Leak Detection and Repair

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules

“Share Option Incentive Scheme”	the A Share Share Option Incentive Scheme of the Company

MAJOR FINANCIAL DATA AND INDICATORS

Prepared under China Accounting Standards for Business Enterprises (“CAS”)

(1)	Major Accounting Data and Financial Indicators

1.	Major Accounting Data

	Unit: RMB’000
Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Operating income	52,187,640	43,106,950	21.07
Total profit	4,515,157	3,251,226	38.88
Net profit attributable to equity shareholders of the holding company	3,524,131	2,575,479	36.83
Net profit attributable to equity shareholders of the holding company excluding non-recurring items	3,515,331	2,571,583	36.70
Net cash generated from operating activities	4,227,404	2,358,780	79.22

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	28,593,789	28,256,306	1.19

Total assets	45,782,720	39,609,536	15.59

MAJOR FINANCIAL DATA AND INDICATORS (continued)

Prepared under China Accounting Standards for Business Enterprises (“CAS”)

2.	Major Financial Indicators

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic earnings per share (RMB/Share)	0.326	0.238	36.97
Diluted earnings per share (RMB/Share)	0.326	0.238	36.97
Basic earnings per share after non-recurring items (RMB/Share)	0.325	0.238	36.55
Return on net assets (weighted average) (%)*	11.618	9.821	18.30
Return on net assets after non-recurring items (weighted average) (%)*	11.589	9.805	18.19

*	The above-mentioned net assets do not include minority shareholders’ interests.

(2)	Differences between Financial Statements Prepared under CAS and International Financial Reporting Standards (“IFRS”)

	Unit: RMB’000
	Net profit attributable to equity shareholders of the holding company		Total equity attributable to equity shareholders of the holding company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	3,524,131	2,575,479	28,593,789	28,256,306
Prepared under IFRS	3,551,259	2,598,499	28,568,721	28,230,233

For a detailed description of the differences between financial statements prepared under CAS and IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS.

MAJOR FINANCIAL DATA AND INDICATORS (continued)

Prepared under China Accounting Standards for Business Enterprises (“CAS”)

(3)	Non-recurring Profit and Loss Items

Unit: RMB’000
Non-recurring profit and loss items	Amount
Net loss from disposal of non-current assets	-2,857
Income from investment disposal included in the investment income statement	1,622
Employee reduction expenses	-13,013
Government grants recorded in profit and loss (excluding government grants closely related to corporate business pursuant to the State’s unified standard on quota and amount entitlements)	45,314
Income from external entrusted loans	13
Income from changes in fair value of forward foreign exchange contracts	9,300
Investment losses recognized in forward foreign exchange contracts	-8,066
Other non-operating income and expenses other than those mentioned above	-22,611
Effect attributable to minority interests (after tax)	-698
Income tax effect	-204

Total	8,800

REPORT OF THE DIRECTORS

Section 1: Business Overview

1.	Description of the Principal Business, Operating Model and Industry in which the Company operated during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s rapid development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In the first half of the year, the economic operation of the petroleum and chemical industry continued to improve steadily. The domestic supply and demand of oil, gas and major chemicals was basically stable, with the rise in overall price level slowing down, and foreign trade grew rapidly. The performance of the industry was good and profitability continued to increase. However, with the uncertainty and instability of the external economic environment, slowdown in market demand growth and continued investment weakness, the increased pressure on imports of some petrochemical products is worthy of attention.

According to the statistics data from the The National Development and Reform Commission, during the first half of the year, the national crude oil processing volume amounted to 29,388 tons, representing a growth of 6.7%; the production volume of refined oil amounted to 18,333 tons, representing a growth of 8.7%; and the consumption volume of refined oil amounted to 15,975 tons, representing a growth of 5.6%, of which gasoline increased 4.7% and diesel increased 5.3%. During the first half of the year, the added value of petrochemical industry recorded a year-on-year growth of 3.6% while the growth recorded a year-on-year decrease of 0.9 percentage points. Among our main products, the production volume of ethylene amounted to 9 million tons, representing a increase of 0.5%. The production volume of primary-formed plastics amounted to 41.47 million tons, representing a growth of 4.8% while the production volume of synthetic rubber amounted to 2.71 million tons, a growth of 8.2%; and that of synthetic fibre amounted to 21.92 million tons, a growth of 7.5%.

Currently, the international supply and demand of crude oil is basically balanced. In the second half of 2018, the international geopolitical situation will be the main driving force for the fluctuation in the international price of crude oil. The severe sanction imposed by the United States against Iran may further increase the international price of crude oil to as high as over USD80/barrel. The high oil price will promote the development of alternative products such as coal chemical products and electric vehicles. Moreover, starting from the fourth quarter this year, several world class private refining oil projects, which are generally major oil refinery, ethylene and aromatic hydrocarbon projects, will be put into production successively. These projects will bring a big impact to the petrochemical industry and intensify competition in the petrochemical industry. Due to completely allowing foreign investment in the oil station business, the competition in the refined oil market is intensifying. Thus, the current momentum of the petrochemical industry may gradually decline from its high point since the fourth quarter of 2018.

REPORT OF THE DIRECTORS (continued)

2.	Analysis of core competitiveness during the Reporting Period

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which have made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibres. It also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry, which has garnered multiple quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company built a comprehensive logistics system and supporting facilities to tap its geographic proximity with most of its clients and the convenient coastal and inland shipping. This gave it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. It has also improved production technology and boosted capacity of key upstream equipment to maximize the use and the efficiency in the utilisation of its corporate resources, and is therefore able to achieve strong and sustainable development.

REPORT OF THE DIRECTORS (continued)

Section 2: Management Discussion and Analysis

(1)	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in this interim report. Unless otherwise specified, certain financial data involved hereinafter are extracted from the unaudited interim financial report prepared in accordance with IFRS.)

1.	Review of the Company’s operations during the Reporting Period

In the first half of 2018, the world economy continued its growth momentum, with that of the major developed economies relatively strong. Among them, the economic growth of the U.S. was the strongest, with growth rate outperforming that of last year. The emerging economies maintained a medium-to-high growth rate. Driven by policies such as the supply-side structural reform, China’s economy continued to grow steadily, with the economic structure continued to be optimized, and its quality and efficiency continue to improve. The trade friction between China and the U.S. became a major uncertainty affecting the stability of the domestic economy. With the de-leveraging and strict supervision, the scale of domestic financing dropped significantly, and growth of domestic infrastructure investment slowed down sharply. In the first half of the year, gross domestic product (GDP) increased by 6.8% year-on-year, and economic growth continued to remain stable. The economy of China’s petrochemical industry continued to improve steadily, with the supply and demand of domestic refined oil and major chemicals being basically balanced. The efficiency of the industry further improved. However, the growth of market demand for chemicals was still weak, with weak investment.

In the first half of 2018, amid the still complicated and severe domestic and international economic situation, the Group made substantial efforts in maintaining stable operations of its units, optimizing production and operations, reducing costs and expenses, environmental governance, reform and development, etc. The Company’s safety and environmental protection work remained relatively good. The production operation was generally stable with good economic benefits. For the six months ended 30 June 2018, the Group’s turnover reached RMB52,161.5 million with an increase of RMB9,080.1 million, representing an increase of 21.08% as compared to the same period last year. The profit before tax was RMB4,542.3 million (profit before tax for the same period last year was RMB3,274.2 million), representing an increase of RMB1,268.1 million from the same period last year. Profit after tax and non-controlling shareholder interests was RMB3,551.3 million (profit for the same period last year was RMB2,598.5 million), representing an increase of RMB952.8 million from the same period last year.

REPORT OF THE DIRECTORS (continued)

In the first half of 2018, the total production volume of the Group reached 7,396,800 tons, representing a year-on-year increase of 21.35%. From January to June, the Group processed 7,343,900 tons of crude oil (including 386,900 tons of crude oil processed on a sub-contract basis), representing a year-on-year increase of 7.93%. The production volume of refined oil products in total reached 4,317,700 tons, representing a year-on-year increase of 6.23%. Among these, the output of gasoline was 1,630,900 tons, representing a year-on-year increase of 7.54%; the diesel output was 1,947,300 tons, representing a year-on- year increase of 7.82%; and the jet fuel output was 739,500 tons, representing a year-on-year decrease of 0.32%. The Group produced 402,500 tons of ethylene and 329,900 tons of paraxylene, representing a year-on-year increase of 13.25% and 15.84%, respectively. The Group also produced 484,000 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing a year-on-year increase of 4.09%; 334,000 tons of synthetic fibre monomers, representing a year-on-year increase of 3.86%; 201,900 tons of synthetic fibre polymers, representing a year-on-year decrease of 0.25%; and 86,700 tons of synthetic fibres, representing a year-on-year decrease of 9.40%. For the first half of the year, the sales to output ratio and debt recovery ratio of the Group were 99.77% and 100%, respectively.

Good control of HSSE and keeping stable operation at its units. In the first half of the year, the Group adhered to the goals of “zero accident, zero harm and zero environmental damage”, assigned clear responsibilities of production safety to correspondent parties, and strengthened the identification and control of safety risks. Focusing on atmospheric management, the Group continued to push forward the full coverage work of leak, detection and repair (“LDAR”) and actively promoted the comprehensive environmental remediation in Jinshan District, with 13 environmental management projects launched on schedule. From January to June, the Company’s comprehensive compliance rate of discharged wastewater was 100%, and the total emissions of COD, ammonia nitrogen, sulfur dioxide and nitrogen oxides decreased by 29.33%, 88.17%, 70.62% and 30.56%, respectively. In terms of production and operation, in the first half of the year, the Group started the first phase of the maintenance and repair at its units, with the focus on No. 2 ethylene units in newly developed area. It led to six times cumulatively of non-planned halts, four times more than the same period last year. The overall operation of the units remained stable. Among the 71 major technological and economic indicators monitored, 43 items were better than the annual level last year, with a year-on-year progress rate of 60.56%. There were 31 items reaching advanced level of the industry, leading to the industry’s advanced rate of 43.66%. During the Reporting Period, the Company’s accumulated comprehensive energy consumption was 0.746 tons of standard coal per RMB10,000, representing a decrease of 2.99% compared with the annual total of 0.769 tons of standard coal per RMB10,000 last year.

REPORT OF THE DIRECTORS (continued)

Deepening the optimization of production and operation, market development and cost reduction. In the first half of the year, the Group continued to focus on efficiency and dynamically adjusting the overall production plan through the weekly rolling forecast on the prices of the next three months and the marginal contribution of units based on the actual situation of the units and the inventory of intermediate materials. By measures such as optimization and adjustment of the operation the catalytic units, external processing of low-octane component, flexible arrangement and reorganization of the quantity of oil production, structures of oil products were continuously optimized, with the cumulative diesel to gasoline ratio of 1.19, which was 0.03 lower than that of the previous year. The proportion of high-grade gasoline ratio reached 31.64%, an increase of 2.67 percentage points from 2017. Marketing was stepped up and export of products was smoothened. In the first half of the year, export of asphalt and carbon fiber products was achieved for the first time, with the whole process of export of diesel oil opened. Key cost control continued to be carried out and efficiency of input and output of costs was improved, with a decrease of RMB192 million compared with the target in the key monitoring cost.

Continuing to promote the project construction and technological innovation. In the first half of the year, the Company’s “13th Five-Year Plan” industrial development planning was further improved. The Company completed the project of transformation of cogeneration unit to comply with emission reduction. The oil product clean-up project also made progress. The Company started the projects such as No. 2 safe and eco-friendly closed decoking, transportation and waste gas treatment of delay coking facility, third circuit incoming power lines with a supply capacity of 220KV, second stage construction of carbon fiber, etc. The Company’s research and development (“R&D”) focused on the development of new industries of high- performance materials, high value-added synthetic materials and new refining products, new fine chemical engineering, and applications of new technologies and materials for refining. Market development of colored high-end acrylic fiber products was stepped up and the newly developed modified PVA products and scratch-resistant pipe materials had been put into industrial production. With the focus on strengthening the research of carbon fiber technology and expansion the scope of application, the R&D of 48K was a success and passed the appraisal. Carbon fiber pultruded sheet was first used in tunnel reinforcement engineering. In the first half of the year, the Group developed and manufactured 106,800 tons of new products and 367,300 tons of new synthetic resin products and specialized polyolefin materials, with a differentiation rate for synthetic fibers at 90.77%, and submitted three patent applications.

Further strengthened corporate management and advanced the reform. In the first half of the year, the Group carried out the system and mechanism reform of fine chemical engineering business, clarified the integrated management model of “Market, Production, Research and Consumer”, and formulated the assessment rules for research project leaders. Smoothening of internal business duties and processes of the Petrochemical Department was carried out, which was basically completed together with the preparation of the first draft of division of duties. According to the large workshop management model of the Company, research on the current situation of grassroots units had been launched, in which management scale, production capacity and personnel of the grassroots units were analyzed, and the standards of planning the grassroots units and the initial plan for streamlining and optimizing organization will be studied.

REPORT OF THE DIRECTORS (continued)

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2018			2017
	Sales volume (’000 tons)	Net Sales (RMB million)%		Sales volume (’000 tons)	Net Sales (RMB million)%
Synthetic fibres	83.5	1,123.5	2.4	90.7	1,032.0	2.8
Resins and plastics	597.8	5,129.5	11.1	591.7	4,689.2	12.7
Intermediate petrochemical products	1,110.6	6,118.6	13.3	882.6	4,722.2	12.7
Petroleum products	4,966.7	20,643.8	44.8	3,955.9	14,270.1	38.5
Trading of petrochemical products	—	12,644.1	27.5	—	11,941.7	32.2
Others	—	387.6	0.9	—	420.9	1.1

Total	6,758.5	46,047.1	100.0	5,520.9	37,076.1	100.0

In the first half of 2018, net sales of the Group amounted to RMB46,047.1 million, representing an increase of 24.20% over the same period last year. Among which, net sales of synthetic fibres, resins and plastics, intermediate petrochemical products, petroleum products and trading of petrochemical products increased by 8.87%, 9.39%, 29.57%, 44.66% and 5.88%, respectively. The increase in net sales of products was mainly due to a general increase in the unit prices of products during the Reporting Period as compared to the same period last year. The increase in the net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of Jinmao International, an indirectly owned subsidiary of the Group, during the Reporting Period. In the first half of the year, the Group’s net sales of “Others” decreased by 7.91% compared to the same period last year, which was mainly attributable to the decrease in the Group’s revenue from oil processed on a sub-contract basis, as compared to the same period last year.

Most of the Group’s products are sold in Eastern China.

In the first half of 2018, the Group’s cost of sales increased by 22.90% year-on-year to RMB42,112.0 million, representing 91.45% of total net sales.

The Group’s main raw material is crude oil. In the first half of 2018, international crude oil prices rose amid continued production cuts in major oil-producing countries, strong global demand and escalating geopolitical factors in the Middle East. Brent crude oil futures closed at a maximum of USD79.80/barrel, with a minimum of USD62.59/barrel. Half-year average price was approximately USD71.12/barrel, representing a year-on- year increase of 34.85%. WTI crude oil futures closed at a maximum of USD74.15/barrel and minimum of USD59.19/barrel, with the half-year average price of approximately USD65.40/barrel, representing a year-on-year increase of 30.67%. Dubai crude oil futures closed at a maximum of USD77.33/barrel and minimum of USD59.77/barrel, with the half-year average price of approximately USD68.21/barrel, a year- on-year increase of 30.85%.

REPORT OF THE DIRECTORS (continued)

In the first half of 2018, the average unit cost of crude oil processed by the Group (for its own account) was RMB3,067.71/ton, representing an increase of RMB413.88/ton compared to the same period last year, or an increase of 15.60%. The Group processed a total of 6,957,000 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing an increase of 1,301,700 tons compared to the same period last year. Taken together, the total costs of processed crude oil increased by RMB6,334 million. Processing costs increased by RMB3,455 million due to an increase in the volume of crude oil processed. The increase in unit cost of processed crude oil brought costs up by RMB2,879 million. From January to June, the Group processed 386,900 tons of crude oil processed on a sub-contract basis, representing a year-onyear decrease of 762,000 tons compared to the same period last year. In the first half of 2018, the Group’s cost of crude oil accounted for 50.68% of the total cost of sales.

In the first half of 2018, the Group’s cost for other ancillary materials amounted to RMB5,151 million, which was basically the same as that of the same period last year. During the Reporting Period, the Group’s depreciation and maintenance expenses increased by 1.97% year-on-year to RMB921.7 million and RMB766.4 million respectively, mainly due to the increase in depreciation expenses during the Reporting Period as an increase in the fixed assets. Maintenance expenses grew by 0.35% year-on-year, mainly due to an increase in maintenance work during the Reporting Period, which led to the rise in maintenance costs. Fuel and power expenses increased by 17.13% year-on-year to RMB1,169 million during the Reporting Period, mainly due to the increase in the unit purchase price of coal.

In the first half of 2018, sales and administrative expenses of the Group amounted to RMB282.2 million, representing an increase of 18.77% as compared to RMB237.6 million for the same period last year. This was mainly due to the increase in transportation and loading fees during the Reporting Period.

In the first half of 2018, other operating income of the Group amounted to RMB66.8 million, representing an increase of RMB13.3 million compared to the same period last year. This was mainly due to an increase in government subsidy during the Reporting Period.

In the first half of 2018, the Group’s net finance income amounted to RMB209.2 million, compared to the net finance income of RMB95.9 million for the same period last year. This was mainly due to a significant increase in interest income during the Reporting Period.

In the first half of 2018, the Group’s profit after tax and non-controlling shareholder interests was RMB3,551.3 million, representing an increase of RMB952.8 million as compared to the profit of RMB2,598.5 million for the same period last year.

REPORT OF THE DIRECTORS (continued)

Liquidity and Capital Resources

In the first half of 2018, the Group’s net cash inflow generated from operating activities amounted to RMB4,213.5 million and the net cash inflow for the same period last year was RMB2,350.2 million. This was primarily due to profit before tax of RMB4,542.3 million during the Reporting Period (profit before tax for the same period last year was RMB3,274.2 million).

In the first half of 2018, the Group’s net cash inflow generated from investing activities amounted to RMB48.3 million and the net cash inflow for the same period last year was RMB111.0 million. This was primarily attributable to a year-on-year decrease in the dividends received by the Group from joint ventures and associate companies during the Reporting Period, resulting in a decrease of RMB443.0 million in net cash inflow generated from investing activities.

In the first half of 2018, the Group’s net cash inflow generated from financing activities amounted to RMB821.6 million and the net cash inflow for the same period last year was RMB63.4 million. This was primarily attributable to the increase of RMB1,106.5 million in cash received by the Group as loans during the Reporting Period.

Borrowings and Debts

The Group’s long-term borrowings are mainly used in capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2018, the Group’s total borrowings increased by RMB789.4 million to RMB1,395.6 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, mainly due to the increase of short-term borrowings by RMB789.4 million. As at 30 June 2018, the total borrowings of the Group at fixed interest rates amounted to RMB1,250 million.

Capital Expenditures

In the first half of 2018, the Group’s capital expenditures amounted to RMB151 million, mainly attributable to the implementation of various projects, including the completion of transformation of cogeneration unit for compliance with the emission standard, launch of light oil storage tank of storage and transportation department and Zhanqiao oil and gas recovery project (儲運部輕質油儲罐及棧橋油氣回收項目), high-sulfur flare system optimization and renovation of storage and transportation department project (儲運部高硫火炬系統優化改造項目), No. 2 olefin cracking burner low nitrogen combustion project (2#烯烴裂解爐低氮燃燒改造項目), No. 3 and No. 4 boilers for compliance with the emission standard of the Thermal Power Division (熱電部3號、4號爐達標排放改造工程) and closed rectification project of the fuel yard of Thermal Power Division (熱電部燃料堆場密閉整改項目).

REPORT OF THE DIRECTORS (continued)

In the second half of 2018, the Group plans to complete the transformation of No. 2 olefin cracking burner for low nitrogen combustion, No. 2 safe and eco-friendly closed decoking, transportation and waste gas treatment of delay coking facility and No. 3 and No. 4 boilers for compliance with the emission standard of the Thermal Power Division. The Group also plans to start projects such as oil clean-up project, No. 2 safe and eco-friendly closed decoking, transportation and waste gas treatment of delay coking facility, third circuit incoming power lines with a supply capacity of 220KV, second stage of PAN (Polyacrylonitrile) based carbon fibre project with annual production of 1500 tons. The Group’s planned capital expenditures would be funded from the resources including cash generated from operations and from bank financing.

Gearing Ratio

As at 30 June 2018, the Group’s gearing ratio was 36.75% (As at 30 June 2017: 32.91%). The ratio is calculated using the following formula: total liabilities/total assets.

The Group’s Employees

As at 30 June 2018, the total number of enrolled employees of the Group was 9,939, among which the number of production staff was 6,160, the number of sales, financial and other staff was 2,691 and the number of administrative staff was 1,088. 53.22% of the Group’s employees were college graduates or above.

The Group’s employees and Directors are remunerated with reference to their position, performance, experience and prevailing salary trends in the market. Other benefits include the Share Option Incentive Scheme and the State-managed retirement pension scheme. The Group also provides professional and vocational training to employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate applicable to the Group in 2018 is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2017 annual report.

REPORT OF THE DIRECTORS (continued)

2.	Market Outlook and Work Plans for the Second Half of the Year

Looking forward to the second half of 2018, the risks the world economy is exposed to are rising. Many multilateral rules and institutions formed after the Second World War are facing major challenges, in particular, the intensified global trade frictions, the increased market turmoil brought about by the spillover effects of the return of normalization of monetary policies of major powers and the uncertainty of world economic development constantly increasing. There are financing difficulties in China and there are relatively more financial risks such as credit defaults. The downward pressure of the economy will increase. However, under the effect of supply-side structural reform, innovative entrepreneurship and steady growth policies, the resilience, potential and stability of China’s economic growth remained relatively strong. It is expected that the domestic economy will decline only to a moderate extent in the second half of the year. The launch of a series of new environmental protection policies for China’s petrochemical industry will increase the costs incurred and pressures on the development of the entire industry. Sizable private refining projects with scale and technological advantage will gradually enter the production period, and market competition will become more intense.

In the second half of 2018, global trade uncertainty will bring risks to the economic prospects, or drag down the world economic growth, which in turn will undermine demand for oil. In terms of oil supply, factors such as reducing crude oil import from Iran as urged by United States to various countries, turmoil in Libya and oil production disruption in Canada are unlikely to recover in short term, which will lend support and boost oil prices. In addition, factors such as gradual increase in oil production from major oil-producing countries of Saudi Arabia and Russia, and continued increase in US crude oil production, the risk premium on the supply side will be offset while current global oil inventories has fallen below the average level in five years, market fundamentals have improved significantly. It is expected that international crude oil prices will remain strong in the second half of the year.

In the second half of the year, the Group will further focus on improving development quality and efficiency, and solidly promote environmental protection, system optimization, reform and development, and accomplish the full-year goals and tasks.

REPORT OF THE DIRECTORS (continued)

1.

To put efforts in safety and environmental protection and maintain stable operation of equipment. Construction of the HSSE management system is pushed forward, comprehensive risk hazard investigation is conducted, dynamic management and control as well as rectification is implemented. Full coverage of LDAR is promoted to ensure that more than 800,000 points of testing will be completed during the year. Proper parking maintenance or catalyst replacement of equipment such as No. 2 ethylene new zone, No. 3 diesel hydrogenation, medium pressure hydrogenation, RDS equipment B series, focus on strengthening contractor management, and proper on-site overhaul of standard chemical engineering site to ensure safety and eco-friendliness of equipment. High-quality overhaul and successful establishment at one time, laying a solid foundation for the completion of various production and operation tasks throughout the year.

2.

To strive proper system optimization and strived to create and increase efficiency. The Group continues to adhere to the market-oriented and efficiency-centered dynamic optimization, actively push forward crude oil processing and allocation plan for further increase of processing volume of crude oil and high-grade refined oil production. Leveraging the advantages of Chenshan Wharf (陳山碼 頭 ), the Group aims to expand the export of refined oil. Efforts will be stepped up in R&D of new products of chemical engineering, monitoring of product chains and profitability of equipment, and continuous optimization of materials, equipment and product structures. The Group will strengthen the market awareness to improve the three-month rolling price forecasting mechanism and to enhance the expectation management capability of production and operation. The Group will also continue to manage costs, execute on proper crude oil procurement, resource optimization, material procurement and fund management in an effort to build low-cost competitiveness of the Company.

3.

To accelerate project construction and R&D of products. In accordance with the requirements of the Company’s “13th Five-Year” development plan, the Group will focus on promoting the implementation or preliminary work of projects such as oil product clean-up project, No. 2 safe and eco-friendly closed decoking, transportation and waste gas treatment of delay coking facility, second stage of carbon fibre project, transportation and waste gas treatment projects, carbon fiber project two-stage construction and third circuit incoming power lines with a supply capacity of 220KV, ensuring the completion of the project of comprehensive environmental remediation in Jinshan District by nodes. In terms of scientific R&D, the Group will speed up key scientific research projects and key core technologies. It will test the accelerated production of carbon fiber units, 48K large tow fibre production technology, and expand the application scope of carbon fiber. The Group will develop and apply the new materials such as high value-added synthetic resin and medical supplies polymer materials, to enhance the core competitiveness of the enterprise.

4.

To promote reform and optimize the structure of the workforce. The Group will actively promote the adjustment and optimization of the organization struction, and explore reform measures related to the employee benefits, such as the health management and operation mode adjustment. The Group will adjust and optimize the performance appraisal methods and do proper research and analysis before the appraisal to build a team of qualified talents. The Group aims to make breakthroughs on the job evaluation management in order to establish a scientific and effective job evaluation model suitable for the features of production and management of the Group. The Group will also explore and establish an open and mature in-system talent introduction mechanism to recruit appropriate talents for the understaffed posts, such as meters management and refinery aromatic hydrocarbon operators.

REPORT OF THE DIRECTORS (continued)

(2)	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

(i)	Analysis of Changes in the Company’s Related Financial Data

Unit: RMB’000
Item (with significant changes, including but not limited to)	As at 30 June 2018	As at 31 December 2017	Change (%)	Reason for change
Cash at bank and on hand	14,612,063	9,504,266	53.74	Profit of the Reporting Period and a relatively abundant cash flow
Notes receivable and accounts receivable	3,890,578	3,426,439	13.55	Increases in the business volume of the petroleum business segment with an increase in accounts receivable
Short-term borrowings	1,395,600	606,157	130.24	Increase in loan due to an increase in capital demand
Notes payable and accounts payable	7,498,936	5,573,281	34.55	Increases in the business volume of the petroleum business segment with an increase in accounts payable
Dividends payable	3,270,830	23,686	13,709.13	Increase in the declared dividends during the Reporting Period

REPORT OF THE DIRECTORS (continued)

Unit: RMB’000
Item (with significant changes, including but not limited to)	For the six months ended 30 June		Change (%)	Reason for change
	2018	2017
Revenue	52,187,640	43,106,950	21.07	Increase in the price of petrochemical products and growth in the business of the petroleum segment
Cost of sales	40,707,831	32,841,971	23.95	Increase in the costs of crude oil and other raw materials
Finance expenses – net	-174,217	-88,839	96.10	Substantial increase in the interest income during the Reporting Period
Asset impairment losses	10,155	36,142	-71.90	The amount of the provision of fixed asset impairment for the Reporting Period was relatively small
Income tax expenses	983,672	671,073	46.58	Increase in the profit in the Reporting Period
Net profit attributable to shareholders of the Company	3,524,131	2,575,479	36.83	Increase in the profit in the Reporting Period
Net cash generated from operating activities	4,227,404	2,358,780	79.22	Increase in profit level in the Reporting Period
Net cash generated from/ (used in) investment activities	48,310	111,004	-56.48	Decrease in the investment returns in the Reporting Period
Net cash generated from/ (used in) financing activities	807,712	54,803	1,373.85	Increase in loan due to an increase in capital demand
Research and development costs	13,427	11,323	18.58	Increase in research and development expenses due to a new project added in the Reporting Period

REPORT OF THE DIRECTORS (continued)

(3)	Analysis of Business Operations by Industry, Product or Geographical Location Segment

(i)	Principal Operations by Industry or Product

Unit: RMB’000
Business Segment/Product Segment	Revenue	Cost of operations	Gross profit margin (%)		Increase/ decrease in revenue compared to last year (%)	Increase/ decrease in cost of sales compared to last year (%)	Increase/decrease in gross profit margin compared to last year (percentage point)
Synthetic fibers	1,147,441	1,267,676	-10.48		8.00	12.40	Decrease 4.33 percentage points
Resins and plastics	5,227,305	4,236,819	18.95		8.65	10.84	Decrease 1.60 percentage points
Intermediate petrochemicals	6,249,148	4,550,039	27.19		28.55	39.57	Decrease 5.75 percentage points
Petroleum products	26,489,911	17,789,875	32.84	Note	32.65	43.48	Decrease 5.07 percentage points
Trading of petrochemical products	12,651,718	12,546,663	0.83		5.88	5.73	Increase 0.14 percentage point
Others	220,703	169,816	23.06		4.78	15.83	Decrease 7.33 percentage points

Note: This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was 12.86%.

(ii)	Revenue by Geographical Location

		Unit: RMB’000
Geographical location segment	Revenue	Increase/decrease in revenue as compared to the same period last year (%)
Eastern China	41,822,068	18.10%
Other regions in the PRC	1,916,861	26.85%
Exports	8,247,296	33.41%

REPORT OF THE DIRECTORS (continued)

(4)	Analysis of Assets and Liabilities

Unit: RMB’000
Item	As at 30 June 2018		As at 31 December 2017		Change of amount on 30 June 2018 compared to 31 December 2017 (%)	Major reason of the change
	Amount	% of total assets	Amount	% of total assets
Inventories	7,237,029	15.81	6,597,598	16.66	9.69	Increase in the crude oil and oil product price
Short-term borrowings	1,395,600	3.05	606,157	1.53	130.24	Increase in borrowings due to the increase in capital demand
Accounts payable	7,423,611	16.21	5,573,281	14.07	33.20	Increase in the crude oil price

(5)	Analysis of Investments

(i)	Entrusted Wealth Managements and Entrusted Loans

(1)	Entrusted Wealth Management

The Company did not engage in entrusted wealth management during the Reporting Period.

(2)	Entrusted Loans

Unit: RMB’000
Borrower	Amount of entrusted loan	Loan period	Interest rate of loan %	Whether it is overdue	Whether it is a connected transaction	Whether it has been renewed	Whether it is under litigation	Source of funds and whether the funds are from fund- raising	Connected relationship	Expected income
Chevron Phillips Chemicals (Shanghai) Corporation	12,000	22/01/2017- 21/01/2018	1.75	No	No	No	No	No	Nil	12.8

Note:

The aforementioned entrusted loans are loans provided to shareholders according to the proportion of shareholding by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Company.

REPORT OF THE DIRECTORS (continued)

(ii)	Application of Funds Raised

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

(iii)	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Due to strong market demand for downstream products and rising sales of products, Shanghai SECCO Petrochemical Company Limited, an associate company of the Group, recorded a net profit of RMB2,669 million during the Reporting Period, profit attributable to the Group was RMB534 million, representing 15.15% of net profit attributable to equity shareholders of the Company during the Reporting Period.

(iv)	Projects funded by Non-fund Raising Capital

	Unit: RMB’000
Major Project	Estimated total project investment	Estimated total project investment in the Reporting Period	Status as at 30 June 2018
Light oil storage tank of storage and transportation department and Zhanqiao oil and gas recovery	65,257	15,316	Under construction
Oil product clean-up	794,640	10,565	Preliminary design
High-sulfur flare system optimization and renovation of storage and transportation department	44,234	7,534	Under construction
No. 2 olefin cracking burner of the Thermal Power Division	120,929	6,705	Under construction
No. 3 and No. 4 boilers for compliance with the emission standard of the Thermal Power Division	98,820	7,528	Under construction
The airtight transformation project of Thermoelectricity Department Fuel Assembly	99,800	2,859	Under construction

REPORT OF THE DIRECTORS (continued)

(6)	Other Disclosure Items

1.	Possible Risks

(i)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(ii)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

REPORT OF THE DIRECTORS (continued)

(iii)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB1,100.0 million in 2018, which will be met by financing activities and by internal funding. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(iv)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

REPORT OF THE DIRECTORS (continued)

(v)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

(vi)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemicals industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(vii)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

MAJOR EVENTS

(1)	Annual General Meeting

Meeting session	Date	Designated websites for enquiry of publication of the resolutions	Date of publication of the resolutions
2017 Annual General Meeting	13 June 2018	Shanghai Securities News, China Securities Journal and Securities Times; the websites of the Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company	14 June 2018

(2)	Plan for Ordinary Shares Profit Distribution or Capital Reserves Capitalization

1.	The Formulation, Implementation or Adjustment of Cash Dividend Policy

The 2017 Profit Distribution Plan was considered and approved at the 2017 Annual General Meeting held on 13 June 2018: to distribute a dividend of RMB3.00 per 10 shares (including tax) totalling RMB3,247,144,050 based on the total issued share capital of RMB10.8238135 billion as at dividend payout date. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 14 June 2018 and was uploaded to the websites of the Hong Kong Stock Exchange, Shanghai Stock Exchange and the Company on 13 June 2018. The record date for H shares dividend payment was 26 June 2018 and the dividend payment date for H shares was 13 July 2018. On 11 July 2018, the Company published an announcement on the implementation of profit distribution for A shares for the year 2017. The record date for A shares dividend payment was 16 July 2018 and the ex-dividend date was 17 July 2018. The dividend payment date for A shares was 17 July 2018. The Profit Distribution Plan was implemented as scheduled.

2.	Plan for Profit Distribution or Capital Reserves Capitalization During the Reporting Period

Nil.

(3)	Performance of Undertakings

1.	Undertakings Made by De Facto Controller, Shareholders, Connected Parties, Purchaser and the Company during the Reporting Period or Continuing up to the Reporting Period

Undertakings about share reform

The Company disclosed The Explanatory Memorandum for the Share Reform Scheme of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder, Sinopec Corp., made the following major undertakings that continued up to the Reporting Period:

Sinopec Corp. shall continue to support the development of the Company upon the completion of the share reform scheme, and shall use the Company as a platform for the development of related businesses in the future.

MAJOR EVENTS (continued)

For details, please refer to “The Explanatory Memorandum for the Share Reform Scheme of the Company” (the Revised Draft) (Full Version) published in Shanghai Securities News and China Securities Journal on 20 June 2013, as well as the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The share reform scheme was reviewed and approved at the A shares shareholders’ meeting held on 8 July 2013. After the implementation of the share reform scheme on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders attained the right of circulation. For details of the implementation of the share reform scheme, please refer to the “Implementation Report of Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in China Securities Journal and Shanghai Securities News on 14 August 2013 and the relevant announcement uploaded to the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

With regard to the aforementioned undertakings, the Company did not notice any violation in fulfilling the above undertakings by Sinopec Corp.

(4)	Appointment and Dismissal of Accounting Firm

During the Reporting Period, the Company had not changed its auditors.

(5)	Material Lawsuits or Arbitration

During the Reporting Period, the Company had no material lawsuits or arbitration.

(6)	Punishment and Reprimand of the Company and its Directors, Supervisors, Senior Management, Controlling Shareholders, De Facto Controller and Purchaser

During the Reporting Period, the Company and its Directors, Supervisors, senior management, controlling shareholder, de facto controller and purchasers had not been investigated, administratively punished, publicly criticized by the CSRC or publicly censured by the stock exchanges on which the Company is listed.

(7)	Credit Status of the Company and its Controlling Shareholder and De Facto Controller during the Reporting Period

During the Reporting Period, the Company and its controlling shareholder and de facto controller of the Company were not involved in any events regarding failure to perform obligations under a judgement of courts, nor have they had any relatively large amount of debts which have become due and outstanding.

MAJOR EVENTS (continued)

(8)	Share Option Incentive Scheme

1.	Share Option Incentive Scheme Disclosed in Relevant Announcements

Summary	Index of enquiry

The Sixth meeting of the Ninth Session of the Board considered and passed the “Resolution on the adjustment to list of grantees and amount of grant under the Share Option Incentive Scheme” and the “Resolution in respect of determination of the exercise date and fulfillment of exercise conditions for the second exercisable period of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai”.

Published on 9 January 2018 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 8 January 2018.

Completion of the second exercisable period of the initial grant of share options.

Published on 23 February 2018 in China Securities Journal, Shanghai Securities News and Securities Times and uploaded to the websites of Shanghai Exchange and Hong Kong Stock Exchange and the Company on 22 February 2018.

2.	Share Option Incentive Scheme

(i)	Date and number of the initial grant

Date of grant of A shares share options: 6 January 2015

Number of A shares share options grantees: 214 persons

Number of A shares share options granted: 38,760,000

(ii)	The status of the first exercise of share options under the initial grant

Exercise date: 29 August 2017

Number of exercisable share options: 14,212,500

Number of share options lapsed: 5,228,900

Number of share options exercised: 14,176,600

Date of completion of registration formalities for newly increased stocks: 27 September 2017

Number of people who exercised the share options: 199

Exercise price: RMB3.85/share

MAJOR EVENTS (continued)

(iii)	The status of the second exercise of share options under the initial grant

Exercise date: 12 January 2018

Number of exercisable share options: 9,636,900

Number of share options lapsed during the Reporting Period: 520,700

Number of share options exercised: 9,636,900

Date of completion of registration formalities for newly increased stocks: 14 February 2018

Number of people who exercised the share options: 185

Exercise price: RMB3.85/share

(iv)	Outstanding share options of Directors, chief executive and substantial shareholder as at the end of the Reporting Period

At the beginning of the Reporting Period, the total number of outstanding A shares share options held by three directors, chief executives or substantial shareholders and Mr. Jin Wenmin, Vice President, were 966,000.

During the Reporting Period, Vice President Mr. Jin Wenmin was appointed as an Executive Director of the Company on 13 June 2018. During the Reporting Period, a total of 483,000 A shares share options were exercised by Mr. Gao Jinping, Mr. Jin Qiang, Mr. Guo Xiaojun and Mr. Jin Wenmin.

At the end of the Reporting Period, the total number of outstanding A shares share options held by Vice Chairman and Vice President Mr. Gao Jinping; Director and Vice President Mr. Jin Qiang; Director, Vice President, Secretary to the Board and Joint Company Secretary Mr. Guo Xiaojun; and Director and Vice President Mr. Jin Wenmin was 483,000.

(v)	Outstanding share options granted to employees other than the persons mentioned in item (iv)

At the beginning of the Reporting Period, the total number of outstanding A shares share options held by the Company’s key business personnel were 18,138,500.

During the Reporting Period, a total of 9,153,900 A shares share options were exercised by the Company’s key business personnel.

During the Reporting Period, 520,700 A shares share options granted to the Company’s key business personnel lapsed due to resignation of the participants and other reasons.

At the end of the Reporting Period, the total number of outstanding A shares share options held by the Company’s key business personnel was 8,463,900.

(vi)	Exercise price of the initial grant and adjustment of the exercise price

According to the principle disclosed by the Company on the determination of exercise price, the exercise price of the initial grant was RMB4.20 per share (in the event of dividends payment, capitalization of capital reserves, bonus issue, subdivision or reduction of shares or allotment of shares during the validity period, the exercise price shall be adjusted according to the Share Option

MAJOR EVENTS (continued)

Incentive Scheme). On 15 June 2016, the 2015 Annual Profit Distribution Plan was considered and passed at the 2015 Annual General Meeting of the Company, whereby cash dividend of RMB1.00 was paid for each 10 shares. On 15 June 2017, the 2016 Annual Profit Distribution Plan was considered and passed at the 2016 Annual General Meeting of the Company, whereby cash dividend of RMB2.50 was paid for each 10 shares, and the exercise price was adjusted to RMB3.85 per share accordingly. On 13 June 2018, the 2017 Annual Profit Distribution Plan was considered and passed at the 2017 Annual General Meeting of the Company, whereby cash dividend of RMB3.00 was paid for each 10 shares, and the exercise price was adjusted to RMB3.55 per share accordingly.

(vii)	Validity of and Exercise Arrangements for the Initial Grant

The share options shall be exercisable within five years from the date of the grant, subject to the exercise arrangements. The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the date of grant. There are three exercisable periods (one year for each exercisable period, same hereinafter) under the Share Option Incentive Scheme. Upon the fulfillment of the exercise conditions, 40%, 30% and 30% of the total number of share options granted shall become exercisable within the 1st, 2nd and 3rd exercisable periods, respectively.

Stage	Arrangement	Exercise Ratio Cap
Grant Date	Determined by the Board upon fulfillment of the conditions for grant under the Share Option Incentive Scheme	—
1st Exercisable Period	Commencing on the first trading day upon the expiry of the 24-month period following the date of grant and ending on the last trading day preceding the expiry of the 36-month period following the date of grant	40%
2nd Exercisable Period	Commencing on the first trading day upon the expiry of the 36-month period following the date of grant and ending on the last trading day preceding the expiry of the 48-month period following the date of grant	30%
3rd Exercisable Period	Commencing on the first trading day upon the expiry of the 48-month period following the date of grant and ending on the last trading day preceding the expiry of the 60-month period following the date of grant	30%

Save as disclosed herein, no A shares share options were granted pursuant to the Share Option Incentive Scheme or exercised by any grantees or cancelled or lapsed during the Reporting Period.

MAJOR EVENTS (continued)

(9)	Major Connected Transactions of the Company

1.	Connected Transactions in relation to Daily Operations

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company on 23 August 2016, Sinopec Corp., and the de facto controller, Sinopec Group, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemicals and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemical products to the Company.

Pursuant to the Comprehensive Services Framework Agreement entered into with the Company’s de facto controller Sinopec Group on 23 August 2016, the Company obtained construction and installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates. The transactions under the abovementioned Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing connected transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective continuing connected transactions (i.e. ongoing connected transactions, same below) under the agreements in an announcement dated 23 August 2016 and a circular dated 2 September 2016. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2017 to 2019 were considered and approved at the first extraordinary general meeting for 2016 held on 18 October 2016.

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the respective continuing connected transactions approved at the first extraordinary general meeting for 2016.

MAJOR EVENTS (continued)

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Unit: RMB’000
Type of connected transaction	Connected parties	Annual cap for 2018	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and its associates	74,689,000	25,193,219	71.27%
Sales of petroleum and petrochemical products	Sinopec Corp. and its associates	96,166,000	27,029,411	66.40%
Property leasing	Sinopec Corp. and its associates	36,000	14,576	65.25%
Agency sales of petrochemical products	Sinopec Corp. and its associates	232,000	72,648	100%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	2,621,000	41,098	27.12%
Petrochemical industry insurance services	Sinopec Group and its associates	160,000	61,701	97.64%
Financial services	Sinopec Group and its associates	200,000	0	—

On 5 December 2016, the Company signed an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly- owned subsidiary of the Company’s de facto controller, Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary facilities from the Baishawan Branch at an annual rent up to RMB53,960,000 (exclusive of VAT), with the leasing period from 1 January 2016 to 31 December 2018. The Lease Agreement was considered and approved at the 16th meeting of the Eighth Session of the Board on 24 November 2016. Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, as well as on Shanghai Securities News, China Securities Journal and Securities Times on 25 November 2016. During the Reporting Period, the Company incurred leasing costs of RMB26,980,000.

MAJOR EVENTS (continued)

2.	Credits and Liabilities with Connected Parties

							Unit: RMB’000
		Funds provided to connected parties			Funds provided by connected parties to the listed company
Connected party	Connected relationship	Opening balance	Amount of transaction	Closing balance	Opening balance	Amount of transaction	Closing balance
Sinopec Corp., its subsidiaries, joint ventures and associates & Sinopec Group and its subsidiaries	Controlling shareholder, de facto controller and their related parties	179	167	346	60,455	1,629,552	1,690,007

Note 1:

The period-end balance of the funds provided by the Group to the connected parties was mainly unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates.

Note 2:

The period-end balance of the funds provided by the connected parties to the Group was mainly unsettled payables arising from the provision of construction, installation and engineering design services by Sinopec Group and its subsidiaries.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) state tariffs, (ii) state guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned continuing connected transactions did not have a significant adverse impact on the Company’s independence.

(10)	Material Contracts and their Performance

1.	Entrustments, Sub-contracts and Lease Arrangements

During the Reporting Period, the Company had no entrustments, sub-contracts or lease arrangements that generated 10% or more (including 10%) of the gross profit of the Company for the said period.

2.	Guarantees

The Company did not provide guarantees during the Reporting Period.

3.	Other Material Contracts

There were no other material contracts during the Reporting Period.

MAJOR EVENTS (continued)

(11)	Environmental information

1.	Environmental Protection Situation of Key Pollutant-discharging Companies and their Subsidiaries as Announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation) (國家重點監控企業自行監測及信息公開辦法（試行） ), the Company has disclosed to the public on the website of the Shanghai Environmental Protection Bureau the sites of the source of pollution, pollutant types and concentration of pollution which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its first priority. It continues to participate in ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality including quality (GB/T 19001: 2008), environment (GB/T 24001: 2004) and occupational health and safety (GB/ T28001: 2011). On 3 November 2016, the continued use of the title “All-China Environmentally Friendly Enterprise” (“中華環境好友企業”) was approved.

In 2018, the company established the concept of “Challenge to meet the advanced levels and align with the highest standards”, promoted the green development of the industry with higher requirements, and strived to build the world’s first-class refining integrated enterprise with the highest standards, the most stringent requirements and the highest levels. Comprehensive upgrades and transformation, environmental remediation and improvement of management work are carried out in an effort to meet the highest standards of environmental indicators such as boundary-layer VOCs for chemical engineering parks in Shanghai in the shortest time, so that the surrounding residents can truly feel the improvement of environmental quality, and continuously improved environmental standards.

In the first half of 2018, with the transformation of “process furnace low-nitrogen combustion of refinery, olefins and aromatics department” of the Company completed and projects of “transformation of sulfur recovery equipment for compliance with the standard for exhaust emission of the oil refining department” and “ultra-low transformation of thermoelectric boiler” completed, NOX emissions recorded a year-on-year decline of 30.56%, and the total amount of sulfur dioxide decreased by 70.62%. In the first half of 2018, 100% wastewater discharge compliance rate and 100% controlled waste gas discharge compliance rate and 100% hazardous waste disposal compliance rate was achieved.

LDAR work was fully promoted and continuous emission reduction of VOCs (Volatile Organic Compounds) was achieved. In 2018, the Company implemented and promoted LDAR in various aspects such as management system and organization systems. In the first half of the year, a total of 774,009 sealing points in refinery and chemical engineering equipment were examined, and the number of leaking points detected is 1,876, of which 1,834 points were repaired, achieving a repair rate of 97.76%. Through the implementation of the VOC governance project and various management measures, odor at the border of the Company was effectively controlled.

In the first half of 2018, the Company did not have any administrative penalties regarding environmental protection.

MAJOR EVENTS (continued)

2.	Construction and operation of pollution prevention facilities

The Company has 137 sets of environmental protection devices (facilities), including 114 sets of waste gas treatment devices and 23 sets of wastewater treatment devices. Job responsibilities and corresponding operation records of each unit was improved, number of inspection of records of environmental protection data and daily data analysis was increased. The Company required taking environmental licensing into consideration when formulated production plans.

3.	Environmental Impact Assessment and Other Environmental Protection Administrative

According to relevant requirements of national and local governments such as the “Environmental Impact Assessment Law” and “Classification Management List for Construction Project Environmental Impact Assessment”, the Company actively promoted the environmental impact assessment of projects such as petrol quality upgrading and environmental protection projects in Jinshan District, and the risk rectification projects of waste catalyst warehouses. At the same time, in accordance with the latest requirements of relevant laws and regulations of the PRC and Shanghai, the environmental protection acceptance technical specifications for construction projects, construction project environmental impact reports (forms) and approval decisions, the Company adjusted the acceptance process of construction projects in a timely manner. The Company initiated and completed the acceptance for several projects, such as stench treatment of oil storage tank area of Storage and Transportation Department, expansion of shipping facility of refined oil of Storage and Transportation Department and 1#-4#slag transformation project.

The Company obtained the sewage discharge licenses issued by the Shanghai Municipal Environmental Protection Bureau on 29 June 2017 and 31 December 2017 respectively. Licenses (thermal power industry, petrochemical industry) are valid from 1 January 2018 to 31 December 2020. In 2018, the Company report implementation of sewage discharge license according to the requirements of “Sewage Discharge Licenses Application and Technical Specification Of Issuance For The Petrochemical Industry”.

4.	Emergency response plan for emergent environmental incidents

According to the “Administrative Measures for Emergency Preparedness for Environmental Incidents of Enterprises and Institutions (Trial)” of the Ministry of Environmental Protection and the requirements for the filing of environmental emergency response plans by the Shanghai Municipal Environmental Protection Bureau, the Company launched the surveys for its risk information and environmental emergency resources and assessed the risk of environmental incidents. The Company completed the preparation and expert review of the “Comprehensive Emergency Response Plan for Environmental Emergencies”, and filed a report to the Shanghai Municipal Environmental Protection Bureau on 29 December 2016. The Company’s overall plan includes 11 areas, such as “Corporate Profile”, “Emergency Organization System And Responsibility”, “Environmental Risk Analysis”, “Internal Alarm Mechanism” And “Emergency Response”, etc. The special emergency plan includes 6 preplans, including “Special Emergency Plan for Water Environment Risk”, “Special Emergency Plan for Long-Distance Pipeline Leakage”, and “Special Emergency Response Plan For Chemicals (Including Hazardous Waste) Leakage Incident”. The Company also prepared 11 on-site precaution plans, including the contingency plan for on-site disposal of 1# and 2# polyethylene joint installations, polyolefin joint installation and ethylene glycol plants.

MAJOR EVENTS (continued)

5.	Environmental self-monitoring programme

According to the requirements of emission permit of Sinopec Shanghai and relevant laws and regulations of environmental protection, the Company formulated the 2018 Environmental Monitoring Plan, which includes various categories such as atmospheric environment, clear water, noise and fixed source of exhaust gas. Of which monitoring points of water quality totaled 60. Test projects involves pH, COD, ammonia nitrogen, petroleum, total cyanide, volatile phenol, acrylonitrile, total phosphorus, total nitrogen, various heavy metals while monitoring projects of environmental monitoring points of factories involve VOC, PM10, benzene, hydrogen sulfide, ammonia, non-methane hydrocarbons, hydrogen cyanide, acrylonitrile, odor concentration. There are 38 monitoring points of factory noise. Monitoring projects of 151 monitoring points of fixed pollution source of exhaust gas involves VOC, benzene, hydrogen sulfide, ammonia, non-methane hydrocarbons, hydrogen cyanide, acrylonitrile, sulfur dioxide, nitrogen oxides, soot, blackness, asphalt smoke, dioxins, etc., with monitoring frequency according to the requirement of sewage discharge licenses.

(12)	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the Company Law, the Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the innovation of the Company’s system and management, to improve the corporate governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS

(1)	Changes in Share Capital of Ordinary Shares during the Reporting Period

1.	Changes in Share Capital of Ordinary Shares during the Reporting Period

								Unit: Shares
	Beginning of the Reporting Period			Increase/decrease (+, -) during the Reporting Period				End of the Reporting Period
Type of shares	Number of shares	Percentage (%)	Number of new shares issued	Number of bonus shares	Number of shares capitalised from reserves	Others	Subtotal	Number of shares	Percentage (%)

1. Unlisted circulating shares	0	0	0	0	0	0	0	0	0
(1) Shares of Promoters Including:	0	0	0	0	0	0	0	0	0
Shares held by the State	0	0	0	0	0	0	0	0	0
(2) Shares of fund-raising legal person	0	0	0	0	0	0	0	0	0
2. Shares with trading restrictions	0	0	0	0	0	0	0	0	0
(1) Shares held by state-owned legal person	0	0	0	0	0	0	0	0	0
(2) Shares held by other domestic investors	0	0	0	0	0	0	0	0	0
3. Listed circulating shares	10,814,176,600 A shares or H shares	100	0	0	0	+9,636,900 A shares	+9,636,900 A shares	10,823,813,500 A shares or H shares	100
(1) RMB-denominated ordinary shares	7,319,176,600 A shares	67.68	0	0	0	+9,636,900 A shares	+9,636,900 A shares	7,328,813,500 A shares	67.71
(2) Overseas listed foreign shares	3,495,000,000 H shares	32.32	0	0	0	0	0	3,495,000,000 H shares	32.29

Total	10,814,176,600 A shares or H shares	100	0	0	0	0	0	10,823,813,500 A shares or H shares	100

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(2)	Issue of shares

1.	Issue of Shares during the Reporting Period

						Unit: shares, RMB
Class of shares and its securities	Date of issue	Issue price	Issue volume		Listing date	Permitted trading volume	Transaction termination date
Ordinary shares RMB-denominated ordinary A shares	14 February 2018	3.85	9,636,900	*	28 February 2018	9,636,900	—

*	According to the second exercise of equity incentive plan

2.	Changes in the Company’s Total Number of Ordinary Shares, Shareholding Structure and the Company’s Assets and Liabilities

The Company’s total number of ordinary shares rose from 10,814,176,600 to 10,823,813,500 during the Reporting Period.

3.	Employees Shares

The Company had no employees shares as at the end of the Reporting Period.

(3)	Shareholders

1.	Total Number of Shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period                 96,676

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

2.	Shareholding of the Top Ten Shareholders as at the End of the Reporting Period

								Unit: Shares
Shareholding of the top ten shareholders
		Increase/ decrease of shareholding during the Reporting	Number of shares held at the end of the Reporting	Percentage of	Number of shares held with selling	Pledged/Frozen
Name of shareholders (Full name)	Class of shares	Period (shares)	Period (shares)	shareholding (%)	restrictions (shares)	Status of shares	Number of shares	Nature of shareholders
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State- owned legal person
HKSCC (Nominees) Limited	H shares	1,592,500	3,458,224,821	31.95	0	Unknown	—	Overseas legal person
China Securities Finance Corporation Limited	A shares	83,539,441	523,228,686	4.83	0	None	0	Others
Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others
Guotai Junan Securities Co., Ltd.	A shares	0	27,405,089	0.25	0	None	0	Others
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	0	22,751,900	0.21	0	None	0	Others
Shanghai Kangli Industry and Trade Co., Ltd.	A shares	0	22,375,300	0.21	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	0	21,061,069	0.19	0	None	0	Others
China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	A shares	0	20,613,350	0.19	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	0	20,613,300	0.19	0	None	0	Others
Note on connected relations or acting in concert of the above shareholders

Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec
Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative
Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders,
HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relations among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of
Listed Companies.

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(4)	Change in Controlling Shareholder or De Facto Controller

During the Reporting Period, there was no change in the controlling shareholder or the de facto controller of the Company.

(5)	Interests and Short Positions of the Substantial Shareholders of the Company in Shares and Underlying Shares of the Company

As at 30 June 2018, so far as was known to the Directors and chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the SFO in the shares and underlying shares of the Company or as recorded in the register of interests required to be kept under Section 336 of the SFO are as set out below:

Interests in ordinary shares of the Company

Name of shareholder	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical Corporation	5,460,000,000 A shares (L) Shares of legal person	(1)	50.44	74.50	Beneficial owner
BlackRock, Inc.	289,136,771 H shares (L)	(2)	2.67	8.27	Interests of controlled corporation
	5,118,000 H shares (S)		0.05	0.15	Interests of controlled corporation
Corn Capital Company Limited	211,008,000 H shares (L)	(3)	1.95	6.04	Beneficial owner
	200,020,000 H shares (S)		1.85	5.72	Beneficial owner
Lam Yan Yan	211,008,000 H shares (L)	(3)	1.95	6.04	Interests of controlled corporation
	200,020,000 H shares (S)		1.85	5.72	Interests of controlled corporation
Yardley Finance Limited	200,020,000 H shares (L)	(4)	1.85	5.72	Having a security interest in shares
Chan Kin Sun	200,020,000 H shares (L)	(4)	1.85	5.72	Interests of controlled corporation

(L):	Long position; (S): Short position

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

Notes:

(1)

Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 71.32% of the issued share capital of Sinopec Corp. as at 30 June 2018. By virtue of such relationship, Sinopec Group was deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)

Of the H Shares (long position) held by BlackRock, Inc., 1,690,300 H Shares (long position) were held through cash settled unlisted derivatives. Of the H Shares (short position) held by BlackRock, Inc., 606,000 H Shares (short position) were held through cash settled unlisted derivatives.

(3)

The shares were held by Corn Capital Company Limited. Lam Yan Yan held 90% interests in Corn Capital Company Limited. Pursuant to the SFO, Lam Yan Yan was deemed to be interested in the Shares held by Corn Capital Company Limited.

(4)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at 30 June 2018, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

(1)	Changes in Shareholdings

1.	Changes in Shareholdings of the Current Directors, Supervisors and Senior Management and those Resigned during the Reporting Period

Unit: Shares
Name	Position	Number of shares held at the beginning of the Reporting Period	Number of shares held at the end of the Reporting Period	Change in number of shares during the Reporting Period
Wu Haijun	Executive Director and Chairman, President	Nil	Nil	No change
Gao Jinping	Executive Director, Vice Chairman and Vice President	200,000	350,000	+150,000
Jin Qiang	Executive Director and Vice President	172,000	301,000	+129,000
Guo Xiaojun	Executive Director, Vice President and Secretary to the Board	172,000	301,000	+129,000
Zhou Meiyun	Executive Director, Vice President & Chief Financial Officer	Nil	Nil	No change
Jin Wenmin	Executive Director and Vice President	100,000	175,000	+75,000
Lei Dianwu	Non-executive Director	Nil	Nil	No change
Mo Zhenglin	Non-executive Director	Nil	Nil	No change
Zhang Yimin	Independent Non-executive Director	Nil	Nil	No change
Liu Yunhong	Independent Non-executive Director	Nil	Nil	No change
Du Weifeng	Independent Non-executive Director	Nil	Nil	No change
Li Yuanqin	Independent Non-executive Director	Nil	Nil	No change
Ma Yanhui	Chairman of the Supervisory Committee	Nil	Nil	No change
Zuo Qiang	Supervisor	Nil	Nil	No change
Li Xiaoxia	Supervisor	Nil	Nil	No change
Zhai Yalin	Supervisor	Nil	Nil	No change
Fan Qingyong	Supervisor	Nil	Nil	No change
Zheng Yunrui	Independent Supervisor	Nil	Nil	No change
Choi Ting Ki	Independent Supervisor	Nil	Nil	No change

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(2)	A Shares Share Options Held by the Directors, Supervisors and Senior Management during the Reporting Period

						Unit: A shares share options
Name	Position	Number of A shares share options held at the beginning of the Reporting Period	Number of A shares share options granted during the Reporting Period	Number of A shares share options exercisable during the Reporting Period	Number of A shares share options exercised during the Reporting Period	Number of A shares share options cancelled or lapsed during the Reporting Period	Number of A shares share options held at the end of the Reporting Period
Gao Jinping	Executive Director Vice Chairman and Vice President	300,000	0	150,000	150,000	0	150,000
Jin Qiang	Executive Director and Vice President	258,000	0	129,000	129,000	0	129,000
Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	258,000	0	129,000	129,000	0	129,000
Jin Wenmin*	Executive Director and Vice President	150,000	0	75,000	75,000	0	75,000

Total		966,000	0	483,000	483,000	0	483,000

*

Jin Wenmin was elected as a Director of the Company at the 2017 Annual General Meeting of the Company held on 13 June 2018, and was elected as an Executive Director at the Ninth meeting of the Ninth Session of the Board.

(3)	Changes in Directors, Supervisors and Senior Management during the Reporting Period

Name	Position held	Change	Reason
Jin Wenmin*	Executive Director	Elected	—

*

Jin Wenmin was elected as a Director of the Company at the 2017 Annual General Meeting of the Company held on 13 June 2018, and was elected as an Executive Director at the Ninth meeting of the Ninth Session of the Board.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(4)	Interests and Short Positions of the Directors, Chief Executives and Supervisors in the Shares, Underlying Shares and Debentures of the Company or its Associated Corporations

As at 30 June 2018, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

Interests in the shares and underlying shares of the Company:

Name	Position	Number of shares (shares)		Number of underlying shares held in respect of A shares share options under the Share Option Incentive Scheme (shares)		Percentage of total issued shares (%)	Percentage of total issued A shares (%)	Capacity
Gao Jinping	Executive Director, Vice Chairman and Vice President	350,000 A shares	(L)			0.0032	0.0048	Beneficial owner
				150,000	(L)	0.0014	0.0020	Beneficial owner
Jin Qiang	Executive Director and Vice President	301,000 A shares	(L)			0.0028	0.0041	Beneficial owner
				129,000	(L)	0.0012	0.0018	Beneficial owner
Guo Xiaojun	Executive Director, Vice President,	301,000 A shares	(L)			0.0028	0.0041	Beneficial owner
	Secretary to the Board and Joint Company Secretary			129,000	(L)	0.0012	0.0018	Beneficial owner
Jin Wenmin	Executive Director and Vice President	175,000 A shares	(L)			0.0016	0.0024	Beneficial owner
				75,000	(L)	0.0007	0.0010	Beneficial owner

(L):	Long position

Save as disclosed above, as at 30 June 2018, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(5)	Changes in Directors’ and Supervisors’ Information

Disclosure of changes in Directors’ and Supervisors’ information pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules are set out as below:

1.	Chairman and President Mr. Wu Haijun was appointed as the Chairman of Shanghai Chemical Industry Development Co., Ltd. on 30 January 2018.

2.	Vice President Jin Wenmin was appointed as an Executive Director of the Company on 13 June 2018.

(6)	Audit Committee

On 20 August 2018, the Audit Committee of the Ninth Session of the Board held its third meeting, primarily to review the interim financial report of the Group for the Reporting Period.

(7)	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

(8)	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules except for the deviation from code provision A.2.1 of the Corporate Governance Code as set out below.

Corporate Governance Code provision A.2.1: The roles of chairman and chief executive should be separate and should not be performed by the same individual.

Deviation: Mr. Wu Haijun was appointed as the Chairman and the President (equivalent to chief executive) of the Company.

Reason: Mr. Wu Haijun has extensive experience in the management of petrochemicals production. He is the most suitable candidate to serve both the positions of the Chairman and the President of the Company. For the time being, the Company has not been able to identify another person who is in possession of better or similar competency and talent as Mr. Wu Haijun to serve either of the above positions.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(9)	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and Supervisors. After making specific enquiries with all of the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, no incident of non-compliance with the Model Code for Securities Transactions by the Directors and Supervisors during the Reporting Period was noted by the Company.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. No incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company was noted by the Company.

(10)	Summary of work in the first half of the year of the Communist Party Committee

In the first half of 2018, guided by Xi Jinping’s idea of new era of socialism with Chinese characteristics, the Communist Party Committee of the Company studied and promoted the implementation of the spirit of the 19th Party Congress, adhered to controlling the direction, managing the overall situation and guaranteeing implementation, closely focused on the three main lines of upgrading quality and efficiency, deepening reform and innovation, and comprehensively and strictly administering the Party as well as three major “battles” in environmental protection, development and talent reserve, providing strong political, ideological and organizational guarantees for the opening of a new chapter of establishing a “Leading domestically, First-class globally” refining and chemical enterprise.

Specific measures are:

Strengthening the establishment of leaders and executive teams, and incorporating ideological and political construction, values shaping, and cultivation of corporate loyalty into the whole education and training of executives.

Revision and improvement of the “Three Importances and One Large” ( 三 重 一 大 ) decision-making system, and further refinement of the rules and standardized operations.

Strengthening the establishment of the Party’s work style, refining the anti-corruption work into 62 measures, clarifying the responsible units, responsible persons and progress, promoting the establishment of system and mechanism of supervision, with the Shanghai Petrochemical Supervision Committee founded and pilot inspection started.

Strengthening the establishment of grassroots party organizations, implementing in-depth communication between leading executives, quarterly reports of party members and family visits of all employees, and effectively assisting staff members in solving practical problems in thought, work and life.

Strengthening the establishment of ideological and political work as well as corporate culture, focusing on taking responsibilities, strengthening coverage of publicity and education, and continuously enhance the influence of open day activities for the public.

DOCUMENTS FOR INSPECTION

(1)	2018 interim report signed by the Chairman;

(2)	Financial statements signed and sealed by the legal representative, chief financial officer and accounting chief of the Company;

(3)	Originals of all documents and announcements of the Company which were disclosed in the newspapers designated by the CSRS during the Reporting Period;

(4)	Written confirmation of the interim report signed by the Company’s directors, supervisors and senior management.

The Company keeps all the documents listed above at the Company’s Secretariat, the address of which is as follows:

No.48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal code: 200540

Chairman: Wu Haijun

Date of filing approved by the Board: 21 August 2018

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 49 to 93, which comprises the interim condensed consolidated balance sheet of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2018 and the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 21 August 2018

A.	Condensed consolidated interim financial information prepared under International Financial Reporting Standards (unaudited)

Sinopec Shanghai Petrochemical Company Limited – For the six months ended 30 June 2018

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

		Unaudited
		Six months ended 30 June
		2018		2017
	Note	RMB’000		RMB’000
Revenue	3,6		52,161,512		43,081,380
Taxes and surcharges			(6,114,438)		(6,005,273)

Net sales			46,047,074		37,076,107
Cost of sales			(42,112,030)		(34,265,969)

Gross profit			3,935,044		2,810,138
Selling and administrative expenses			(282,235)		(237,647)
Net impairment losses on financial assets			(45)		—
Other operating income	3		66,824		53,533
Other operating expenses			(7,720)		(7,326)
Other losses – net	7		(26,234)		(5,454)

Operating profit	6		3,685,634		2,613,244

Finance income	7		243,074		119,203
Finance expenses	7		(33,825)		(23,269)

Finance income – net			209,249		95,934

Share of profit of investments accounted for using the equity method			647,402		565,068

Profit before income tax			4,542,285		3,274,246
Income tax expense	8		(983,672)		(671,073)

Profit for the period			3,558,613		2,603,173

Profit is attributable to:
– Owners of the Company			3,551,259		2,598,499
– Non-controlling interests			7,354		4,674

			3,558,613		2,603,173

Earnings per share attributable to owners of the Company for the period (expressed in RMB per share)
Basic earnings per share	9	RMB	0.328	RMB	0.241

Diluted earnings per share	9	RMB	0.328	RMB	0.240

The above condensed consolidated income statement should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited
	Six months ended 30 June
	2018	2017
	RMB’000	RMB’000
Profit for the period	3,558,613	2,603,173
Other comprehensive loss for the period, net of tax	(4,719)	(552)

Total comprehensive income for the period	3,553,894	2,602,621

Total comprehensive income for the period is attributable to:
– Owners of the Company	3,546,540	2,597,947
– Non-controlling interests	7,354	4,674

Total comprehensive income for the period	3,553,894	2,602,621

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

		Unaudited	Audited
		30 June 2018	31 December 2017
	Note	RMB’000	RMB’000
Assets
Non-current assets
Lease prepayment and other assets		701,276	747,249
Property, plant and equipment	11	12,114,008	12,866,428
Deferred income tax assets		105,862	119,307
Investment properties		384,002	391,266
Construction in progress		1,115,078	1,001,118
Investments accounted for using the equity method	12	5,086,271	4,452,044

		19,506,497	19,577,412

Current assets
Inventories		7,237,029	6,597,598
Financial assets at fair value through profit or loss		7,784	—
Trade receivables	13	874,954	386,480
Bills receivable	13	785,296	1,090,479
Other receivables	13	107,812	83,551
Prepayments	13	220,791	228,269
Amounts due from related parties	13,19(c)	2,270,426	1,975,408
Cash and cash equivalents	14	12,612,063	7,504,266
Time deposits with financial institutions	15	2,000,000	2,000,000

		26,116,155	19,866,051

Total assets		45,622,652	39,443,463

Equity and liabilities
Equity attributable to owners of the Company
Share capital	9	10,823,814	10,814,177
Reserves	18	17,744,907	17,416,056

		28,568,721	28,230,233
Non-controlling interests		287,761	285,307

Total equity		28,856,482	28,515,540

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

		Unaudited	Audited
		30 June 2018	31 December 2017
	Note	RMB’000	RMB’000
Liabilities
Non-current liabilities
Deferred income tax liabilities		1,946	—
Deferred income		10,879	5,679

		12,825	5,679

Current liabilities
Borrowings	16	1,395,600	606,157
Financial liabilities at fair value through profit or loss		—	1,516
Trade payables	17	2,909,246	1,908,457
Advance from customers	3	—	470,865
Contract liabilities	3	404,904	—
Bills payable	17	75,325	—
Other payables	17	5,306,608	3,568,817
Amounts due to related parties	3,17,19(c)	6,204,372	3,731,687
Income tax payable		457,290	634,745

		16,753,345	10,922,244

Total liabilities		16,766,170	10,927,923

Total equity and liabilities		45,622,652	39,443,463

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Unaudited
		Attributable to owners of the Company
		Share	Other	Retained		Non-controlling	Total
		capital	reserves	earnings	Total	interests	equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2018		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540
Change in accounting policy		—	—	—	—	—	—

Restated total equity at the beginning of 2018		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

Total comprehensive (loss)/income for the period ended 30 June 2018		—	(4,719)	3,551,259	3,546,540	7,354	3,553,894

Dividends proposed and approved	10	—	—	(3,247,144)	(3,247,144)	—	(3,247,144)
Employees share option scheme	18	—	(15,072)	—	(15,072)	—	(15,072)
Exercise of share option	18	9,637	44,527	—	54,164	—	54,164
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(4,900)	(4,900)
Appropriation of safety production fund	18	—	26,123	(26,123)	—	—	—

Balance at 30 June 2018		10,823,814	4,338,658	13,406,249	28,568,721	287,761	28,856,482

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

		Unaudited
		Attributable to owners of the Company
		Share	Other	Retained		Non-controlling	Total
		capital	reserves	earnings	Total	interests	equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2017		10,800,000	4,237,276	9,684,689	24,721,965	281,270	25,003,235

Total comprehensive (loss)/income for the period ended 30 June 2017		—	(552)	2,598,499	2,597,947	4,674	2,602,621

Dividends proposed and approved	10	—	—	(2,700,000)	(2,700,000)	—	(2,700,000)
Employees share option scheme	18	—	8,102	—	8,102	—	8,102
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(3,633)	(3,633)
Appropriation of safety production fund	18	—	22,015	(22,015)	—	—	—

Balance at 30 June 2017		10,800,000	4,266,841	9,561,173	24,628,014	282,311	24,910,325

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Unaudited
		Six months ended 30 June
		2018	2017
	Note	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations		5,373,139	3,525,195
Interest paid		(13,933)	(8,553)
Income tax paid		(1,145,735)	(1,166,415)

Net cash generated from operating activities		4,213,471	2,350,227

Cash flows from investing activities
Dividends received from joint ventures and associates		16,435	459,354
Cash received from entrusted lending		12,000	24,000
Interest received		181,408	83,599
Cash received from six-month time deposits		2,000,000	500,000
Net proceeds from disposal of property, plant and equipment and other long-term assets		209,471	791
Proceeds from disposal of subsidiary		9,600	—
Cash payment of six-month time deposit		(2,000,000)	(500,000)
Settlement of financial assets at fair value through profit or loss		(7,456)	—
Option fee of foreign exchange options		(610)	—
Payments for disposal of subsidiary		(21,304)	—
Purchases of property, plant and equipment and other long-term assets		(351,234)	(444,740)
Cash payment of entrusted lending		—	(12,000)

Net cash generated from investing activities		48,310	111,004

Cash flows from financing activities
Proceeds from borrowings		1,208,100	101,647
Proceeds from exercising share option incentive scheme		37,102	—
Repayments of borrowings		(418,657)	(34,658)
Dividends paid by subsidiaries to non-controlling interests		(4,900)	(3,633)

Net cash generated from financing activities		821,645	63,356

Net increase in cash and cash equivalents		5,083,426	2,524,587
Cash and cash equivalents at beginning of the period		7,504,266	5,440,623
Exchange gains/(loss) on cash and cash equivalents		24,371	(9,284)

Cash and cash equivalents at end of the period	14	12,612,063	7,955,926

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1	General information

Sinopec Shanghai Petrochemical Company Limited (the “Company”), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is one of the subsidiaries of China Petroleum & Chemical Corporation (“Sinopec Corp.”). The Company and its subsidiaries (the “Group”) are principally engaged in processing the crude oil into synthetic fibres, resins and plastics, intermediate petrochemical and petroleum products.

This condensed consolidated interim financial information is presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. This condensed consolidated interim financial information was approved for issuing on 21 August 2018.

This condensed consolidated interim financial information has been reviewed, not audited.

2	Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2018 has been prepared in accordance with International Accounting Standard 34 (“IAS 34”), ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2017 as described in those annual financial statements, except for the adoption of new and amended standards as set out below.

(a)	New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies and make modified retrospective adjustment as a result of adopting the following standards:

•	IFRS 9 “Financial Instruments”, and

•	IFRS 15 “Revenue from Contracts with Customers”

The impact of the adoption of these standards and the new accounting policies are disclosed in Note 3 below. The other standards did not have any impact on the Group’s accounting policies and did not require retrospective adjustments.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

2	Basis of preparation (continued)

(b)	Impact of standards issued but not yet applied by the Group

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning on 1 January 2018 and have not been early adopted by the Group:

•	IFRS 16 “Leases”, effective for the accounting period beginning on or after 1 January 2019 (i),

•	IFRIC 23 “Uncertainty over income tax treatments”, effective for the accounting period beginning on or after 1 January 2019,

•	Amendment to IFRS 10 and IAS 28, “Sale or contribution of assets between and investor and its associate or joint venture”, effective for the accounting period is to be determined, and

•	IFRS 17 “Insurance contracts”, effective for the accounting period beginning on or after 1 January 2021.

(i)

IFRS 16, ‘Leases’, was issued in January 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance lease is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-valued leases.

The accounting for lessors will not significantly change.

The standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments of RMB36,686 thousands. Some of the commitments are related to short-term and low-value leases, which will be recognised on a straight-line basis as an expense in profit or loss. However, the Group has not yet determined to what extent the standard will result in the recognition of an asset and a liability for future payment and how it will impact the Group’s profit and classification of cash flows.

The standard is mandatory for first interim periods within annual reporting periods beginning on and after 1 January 2019. The Group does not intend to adopt the standard before its effective date.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” on the Group’s financial statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

3.1	IFRS 9 “Financial Instruments”

IFRS 9, “Financial Instruments” was adopted by the Group using the modified retrospective approach. The reclassifications and the adjustments arising from the new impairment rules are therefore not reflected in the comparative information, but are recognised in the opening balance sheet on 1 January 2018.

3.1.1	Impact of adoption

On 1 January 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group. These reclassification have no impact on the measurement categories or the presentation of the balance sheet as at 31 December 2017.

In accordance with the transitional provisions in IFRS 9 (7.2.15) and (7.2.26), comparative figures have not been restated as the forward contracts the Group held did not qualify as hedge instruments.

The total impact on the Group’s retained earnings as at 1 January 2018 is as follows:

2018
RMB’000
Closing retained earnings 31 December 2017 – IAS 39	13,128,257
Adjustment to retained earnings from adoption of IFRS 9 on 1 January 2018	—

Opening retained earnings 1 January 2018 – IFRS 9	13,128,257

The Group considers the probability of default upon initial recognition of a financial asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information.

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected loss rates, the Group considers historical loss rates for each category of receivables and adjusts for forward looking macroeconomic data.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.1	IFRS 9 “Financial Instruments” (continued)

3.1.1	Impact of adoption (continued)

(a)	Trade receivables

The Group applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables from third parties and related parties.

To measure the expected credit losses of trade receivables, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The loss allowance provision as at 1 January 2018 and 30 June 2018 is determined by incorporating forward looking information.

Considering the increase of the identified impairment loss calculated under IFRS 9 was immaterial, the Group decided not to recognise the impact in the Group’s opening balance sheet on 1 January 2018.

Under IFRS 9, the loss allowance provision for trade receivables including receivables from related parties as at 30 June 2018 reconciles to the opening loss allowance for that provision as follows:

Trade receivables
(including receivables
from related parties)
RMB’000
As at 1 January 2018	37
Provision for loss allowance recognized in profit or loss	25

As at 30 June 2018	62

For the six months ended 30 June 2018, the reversal/provision for loss allowance were recognized in profit or loss in net impairment losses on financial assets.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.1	IFRS 9 “Financial Instruments” (continued)

3.1.1	Impact of adoption (continued)

(a)	Trade receivables (continued)

As at 30 June 2018, the maximum exposure to loss of trade receivables from third parties and related parties were as follows:

As at 30 June
2018
RMB’000
Amount due from third parties	874,954
Amount due from related parties	2,194,766

3,069,720

(b)	Other receivables

Other financial assets at amortized cost include other receivables from third parties and related parties.

As at 30 June 2018, the internal credit rating of other receivables were performing. The Group has assessed that the expected credit losses for these receivables are not material under the 12 months expected losses method.

The loss allowance provision for other receivables as at 30 June 2018 reconciles to the opening loss allowance for that provision as follows:

Other receivables
(including receivables
from related parties)
RMB’000
As at 1 January 2018	1,016
Provision for loss allowance recognized in profit or loss	20
Reversal for loss allowance recognized in profit or loss	(612)

As at 30 June 2018	424

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.1	IFRS 9 “Financial Instruments” (continued)

3.1.1	Impact of adoption (continued)

(b)	Other receivables (continued)

Management considered other receivable including receivables from related parties to be low credit risk as they have a low risk of default and the counterparties have a strong capacity to meet its contractual cash flow obligations in the near term, and thus the impairment provision recognized during the period was limited to 12 months expected losses.

For the six months ended 30 June 2018, the reversal/provision for loss allowance were recognized in profit or loss in administrative expenses in relation to the impaired other receivables.

As at 30 June 2018, the maximum exposure to loss of other receivables from third parties and related parties were as follows:

As at 30 June
2018
RMB’000
Amount due from third parties	107,812
Amount due from related parties	11,530

119,342

The Group made no write-off of trade and other receivables during the period.

(c)	Cash and cash equivalents, time deposits with financial institutions and bills receivable are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.1	IFRS 9 “Financial Instruments” (continued)

3.1.2	Accounting polices applied from 1 January 2018

Accounting policies applied by the Group from 1 January 2018 has been modified according to the adoption as follows:

(a)	Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and

•	those to be measured at amortised cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(b)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.1	IFRS 9 “Financial Instruments” (continued)

3.1.2	Accounting polices applied from 1 January 2018 (continued)

(b)	Measurement (continued)

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

•

Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses), together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

•

FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.1	IFRS 9 “Financial Instruments” (continued)

3.1.2	Accounting polices applied from 1 January 2018 (continued)

(b)	Measurement (continued)

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(c)	Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost, FVOCI and other financial assets at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.2	IFRS 15 “Revenue from Contracts with Customers”

The Group has adopted IFRS 15, “Revenue from Contracts with Customers” by using the modified retrospective approach which means that the cumulative impact of the adoption (if any) will be recognised in retained earnings as at 1 January 2018 and that comparatives will not be restated.

3.2.1 Impact of adoption

The Group has adopted IFRS 15 Revenue from Contracts with Customers from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements. In summary, the following adjustments were made to the amounts recognised in the balance sheet at the date of initial application (1 January 2018):

	IAS 18 carrying amount 31 December 2017 RMB’000	Reclassification RMB’000	IFRS 15 carrying amount 1 January 2018 RMB’000

Advance from customers	470,865	(470,865)	—
Amounts due to related parties	3,731,687	(6,407)	3,725,280
Contract liabilities	—	477,272	477,272

Except for the recalssifications of contrct liabilities, there is no other line items affected in the current year and year to date by the application of IFRS 15 as compared to IAS 18 that were previously in effect before the adoption of IFRS 15.

The Group is principally engaged in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum product and the Group also has revenues associated with pipeline transportation services. The adoption of IFRS 15 did not result in any impact to the financial statements as the timing of revenue recognition of forementioned activities is not changed.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.2	IFRS 15 “Revenue from Contracts with Customers” (continued)

3.2.1 Impact of adoption (continued)

The application of IFRS 15 results in the identification of separate performance obligations in relation to shipping service derived from oversea trading sales of the Group which affects the timing of the recognition of revenue, from point in time to overtime. The identified effect of the revenue recognition, which is subject to the requirements of IFRS 15, was immaterial to the retained earnings as at 1 January 2018.

The Group didn’t introduce any customer loyalty programme which is likely to be affected by the IFRS 15.

The Group does not expect to have any contracts where the period between the transfer of the promised goods to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

No additional cost occurs to fulfil the contract was identified.

As a result, other than certain reclassification of contract liabilities, the adoption of IFRS 15 did not result in any impact to the other line items on the financial statements of the Group.

3.2.2 Accounting polices applied from 1 January 2018

Accounting policies applied by the Group from 1 January 2018 has been modified according to the adoption as follows:

(a)	Sales of petroleum and chemical products

The Group manufactures and sells petroleum and chemical products. Sales are recognised when control of the products has transferred, being when the products are delivered to and accepted by the customer. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied.

Revenue excludes value added tax and is after deduction of any trade discounts.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.2	IFRS 15 “Revenue from Contracts with Customers” (continued)

3.2.2 Accounting polices applied from 1 January 2018 (continued)

(b)	Pipeline transportation services

The Group provides pipeline transportation services to third parties when others use the Group’s pipelines to transport their petroleum and chemical products. Revenue from providing services is recognised in the accounting period in which the services are rendered. Revenue is recognised over time and based on the actual volume transported to the end of the reporting period as a proportion of the total volume to be transported, because the customer receives and uses the benefits simultaneously.

(c)	Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

(d)	Overseas shipping services

The Group arranges overseas shipping services for the customer and revenue is recognised over time and based on the actual shipping service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. This is determined based on the actual passages of time (days) relative to the total expected shipping days.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4	Estimates

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were    the same as those that applied to the consolidated financial statements for the year ended 31 December 2017.

5	Financial risk management

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2017.

(b)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly trade payables), and future transactions denominated in foreign currencies, primarily with respect to USD. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk. During the six months ended 30 June 2018, the Group did not enter into any forward foreign exchange contracts apart from a subsidiary, China Jinshan Associated Trading Corporation, which uses forward foreign exchange contracts to mitigate its exposure to foreign exchange risk. The forward contracts China Jinshan Associated Trading Corporation used are not designed as hedging instrument (six months ended 30 June 2017: the Group did not enter into any forward foreign exchange contracts).

As at 30 June 2018, if RMB had strengthened/weakened by 5% against the foreign currencies with all other variables held constant, the Group’s net profit for the six months ended 30 June 2018 would have been RMB31,728 thousands increased/decreased (31 December 2017: RMB25,101 thousands increased/ decreased in net profit) as a result of foreign exchange gains/losses which is mainly resulted from the translation of USD denominated trade receivables and trade payables.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Financial risk management (continued)

(c)	Credit risk

Credit risk is managed on group basis. It mainly arises from cash at bank, time deposit, trade receivables, other receivables, bills receivable, etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on trade receivables, other receivables, bills receivable and time deposits. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The Group regularly monitors the credit history of the customers. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

It has other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment losses are made for irrecoverable amounts. The Group has no significant concentrations of credit risk, with exposure spread over a large number of counterparties and costumers.

For other receivables, management makes periodic collective assessment as well as individual assessment on the recoverability of other receivables based on historical settlement records and experience. The directors believe that there is no material credit risk inherent in the Group’s outstanding balance of other receivable.

Changes in accounting policies relating credit risk were disclosed in Note 3.

(d)	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at 30 June 2018 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels within a fair value hierarchy as follows:

•

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

•

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Financial risk management (continued)

(d)	Fair value estimation (continued)

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Recurring fair value measurements		Level 1	Level 2	Level 3	Total
As at 30 June 2018	Notes	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Forward foreign exchange contracts		—	—	6,472	6,472
Foreign exchange options		—	—	1,312	1,312

		—	—	7,784	7,784

Recurring fair value measurements		Level 1	Level 2	Level 3	Total
As at 31 December 2017	Notes	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Forward foreign exchange contracts		—	1,516	—	1,516

Financial assets and financial liabilities not measured at fair value mainly represent bills receivable, trade receivables and other receivables, trade and other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. As at 30 June 2018, these financial assets are expected to be collected in one year or less and these financial liabilities are due within one year or less. As a result, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Financial risk management (continued)

(e)	Offsetting financial assets and financial liabilities

(i)	Financial assets

	As at	As at
	30 June 2018	31 December 2017
	RMB’000	RMB’000
Gross amounts of recognised amounts due from related parties	2,382,244	1,975,408
Gross amounts of recognised amounts due to a related party set off in the balance sheet	(111,818)	—

Net amounts of amounts due from related parties presented in the balance sheet	2,270,426	1,975,408

(ii)	Financial liabilities

	As at	As at
	30 June 2018	31 December 2017
	RMB’000	RMB’000
Gross amounts of recognised amounts due to related parties	6,316,190	3,731,687
Gross amounts of recognised amounts due from a related party set off in the balance sheet	(111,818)	—

Net amounts of amounts due to related parties presented in the balance sheet	6,204,372	3,731,687

According to the offsetting master arrangement between the Company and its related party, Shanghai Secco Petrochemical Company Limited, the relevant financial assets and liabilities of each operating agreement between the Group and Shanghai Secco Petrochemical Company Limited, are settled on a net basis each month.

No such agreement or offset settlement was identified as at 31 December 2017.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information

The basis of segmentation and the basis of measurement of segment profits or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2017.

Six months ended 30 June 2018	Synthetic fibres RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	1,147,441	5,294,452	12,786,100	31,488,067	13,216,083	745,971	64,678,114
Revenue from external customers	—	(67,147)	(6,536,952)	(4,998,156)	(564,365)	(349,982)	(12,516,602)
Inter segment revenue	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	395,989	52,161,512
Timing of revenue recognition
At a point in time	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	358,334	52,123,857
Over time	—	—	—	—	—	2,349	2,349
	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	395,989	52,161,512

Total gross (loss)/profit	(221,821)	737,690	1,127,054	2,242,694	97,391	(47,964)	3,935,044

Six months ended 30 June 2017	Synthetic fibres RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	1,062,461	4,842,058	9,593,171	22,729,508	12,507,380	933,194	51,667,772
Revenue from external customers	—	(30,803)	(4,731,777)	(2,759,447)	(558,281)	(506,084)	(8,586,392)
Inter segment revenue	1,062,461	4,811,255	4,861,394	19,970,061	11,949,099	427,110	43,081,380

Total gross (loss)/profit	(223,280)	561,863	827,177	1,637,708	74,563	(67,893)	2,810,138

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Profit from operations
Synthetic fibres	(244,898)	(241,435)
Resins and plastics	628,956	484,332
Intermediate petrochemicals	1,001,369	748,810
Petroleum products	2,229,596	1,622,166
Trading of petrochemical products	106,692	34,848
Others	(36,081)	(35,477)

Total consolidated profit from operations	3,685,634	2,613,244

Finance income – net	209,249	95,934
Share of profit of investments accounted for using the equity method	647,402	565,068

Profit before taxation	4,542,285	3,274,246

	As at 30 June 2018 Total assets RMB’000	As at 31 December 2017 Total assets RMB’000
Allocated assets
Synthetic fibres	1,089,317	1,101,836
Resins and plastics	2,183,777	2,184,706
Intermediate petrochemicals	5,024,327	5,122,226
Petroleum products	13,432,781	13,792,883
Trading of petrochemical products	2,061,695	1,229,927
Other segments	1,904,951	1,883,275

Allocated assets	25,696,848	25,314,853

Unallocated assets
Investments accounted for using the equity method	5,086,271	4,452,044
Cash and cash equivalents	12,612,063	7,504,266
Time deposits with financial institutions	2,000,000	2,000,000
Deferred tax assets	105,862	119,307
Others	121,608	52,993

Unallocated assets	19,925,804	14,128,610

Total assets	45,622,652	39,443,463

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

	As at	As at
	30 June 2018	31 December 2017
	Total liabilities	Total liabilities
	RMB’000	RMB’000
Allocated liabilities
Synthetic fibres	588,441	461,706
Resins and plastics	1,125,321	1,209,940
Intermediate petrochemicals	1,480,236	1,330,601
Petroleum products	6,279,237	5,718,117
Trading of petrochemical products	2,554,342	1,521,818
Other segments	72,163	79,584

Allocated liabilities	12,099,740	10,321,766

Unallocated liabilities
Borrowings	1,395,600	606,157
Others	3,270,830	—

	4,666,430	606,157

Total liabilities	16,766,170	10,927,923

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

7	Profit before income tax

(a)	Finance income and expenses

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Interest income	218,822	114,935
Net foreign exchange gains	24,252	4,268

Finance income	243,074	119,203

Interest on bank and other borrowings	(33,825)	(23,269)

Finance expenses	(33,825)	(23,269)

Finance income – net	209,249	95,934

(b)	Other losses – net

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Net foreign exchange losses	(26,233)	(324)
Net loss on settlement of forward foreign exchange contracts	(7,456)	—
Loss on disposal of property, plant and equipment – net	(2,857)	(5,130)
Fair value gains on financial assets at fair value through profit or loss	9,300	—
Gains from disposal of subsidiary	1,622	—
Others	(610)	—

	(26,234)	(5,454)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

7	Profit before income tax (continued)

(a)	Operating items

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Depreciation	(789,245)	(804,729)
Research and development costs	(13,427)	(11,323)
Amortisation of lease prepayments	(8,868)	(8,706)
Loss on disposal of property, plant and equipment – net	(2,857)	(5,130)
Write-down of inventories – net	6,633	(17,243)
Impairment of property, plant and equipment – net	587	(18,874)

8	Income tax expense

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Provision for PRC income tax for the period	(968,281)	(668,525)
Deferred taxation	(15,391)	(2,548)

	(983,672)	(671,073)

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2017: 25%) on the estimated taxable income of the six months ended 30 June 2018 determined in accordance with relevant income tax rules and regulations.

9	Earnings per share

(a)	Basic

The calculation of basic profit per share is based on the profit attributable to equity shareholders of the Company for the six months ended 30 June 2018 of RMB3,551,259 thousands (six months ended 30 June 2017: RMB2,598,499 thousands) and 10,823,225,000 shares (six months ended 30 June 2017: 10,800,000,000 shares) in issue during the interim period.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

9	Earnings per share (continued)

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for the six months ended 30 June 2018) based on the monetary value of the subscription rights attached to outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options. The calculation of the diluted earnings per share for the six months ended 30 June 2018 and the six months ended 30 June 2017 was shown as:

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Earnings
Profit attributable to owners of the Company	3,551,259	2,598,499

Weighted average number of ordinary shares in issue (thousands of shares)	10,823,225	10,800,000
Adjustments for share options granted (thousands of shares)	2,525	11,923

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,825,750	10,811,923

Diluted earnings per share (RMB per share)	0.328	0.240

10	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 13 June 2018, a total dividend of RMB3,247,144 thousands was declared for the year ended 31 December 2017 and subsequently paid in July 2018. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2018.

Pursuant to a resolution passed at the Annual General Meeting held on 15 June 2017, a total dividend of RMB2,700,000 thousands was declared for the year ended 31 December 2016 and subsequently paid in July 2017. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2017.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

11	Property, plant and equipment

	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000
As at 1 January 2017
Cost	3,841,570	41,025,426	1,924,313	46,791,309
Accumulated depreciation	(2,303,278)	(28,330,684)	(1,511,509)	(32,145,471)
Impairment loss	(279,099)	(831,225)	(61,227)	(1,171,551)

Net book amount	1,259,193	11,863,517	351,577	13,474,287

Six-month period ended 30 June 2017
Opening net book amount	1,259,193	11,863,517	351,577	13,474,287
Additions	—	—	45	45
Disposals	(142)	(5,144)	(635)	(5,921)
Reclassification	(23,066)	20,990	2,076	—
Transferred from construction in progress	—	147,024	9,597	156,621
Transferred to investment property	(16,687)	—	—	(16,687)
Charge for the period	(44,999)	(719,951)	(33,200)	(798,150)
Impairment losses	—	(18,874)	—	(18,874)

Closing net book amount	1,174,299	11,287,562	329,460	12,791,321

As at 30 June 2017
Cost	3,779,556	41,125,593	1,924,009	46,829,158
Accumulated depreciation	(2,326,158)	(28,988,094)	(1,533,322)	(32,847,574)
Impairment loss	(279,099)	(849,937)	(61,227)	(1,190,263)

Net book amount	1,174,299	11,287,562	329,460	12,791,321

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

11	Property, plant and equipment (continued)

	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000
As at 1 January 2018
Cost	3,641,220	41,661,819	1,907,177	47,210,216
Accumulated depreciation	(2,239,728)	(29,299,129)	(1,516,564)	(33,055,421)
Impairment loss	(279,099)	(948,041)	(61,227)	(1,288,367)

Net book amount	1,122,393	11,414,649	329,386	12,866,428

Six months ended 30 June 2018
Opening net book amount	1,122,393	11,414,649	329,386	12,866,428
Additions	—	—	58	58
Disposals	(69)	(5,374)	(320)	(5,763)
Reclassification	496	(199)	(297)	—
Transferred from construction in progress	—	23,742	13,815	37,557
Charge for the period	(43,414)	(705,347)	(33,220)	(781,981)
Disposal of subsidiary	—	—	(2,291)	(2,291)

Closing net book amount	1,079,406	10,727,471	307,131	12,114,008

As at 30 June 2018
Cost	3,641,664	41,582,456	1,901,767	47,125,887
Accumulated depreciation	(2,283,159)	(29,907,418)	(1,533,522)	(33,724,099)
Impairment loss	(279,099)	(947,567)	(61,114)	(1,287,780)

Net book amount	1,079,406	10,727,471	307,131	12,114,008

In the six months ended 30 June 2018, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB777,362 thousands and RMB4,619 thousands, respectively (six months ended 30 June 2017: RMB793,457 thousands and RMB4,693 thousands, respectively).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

12	Investments accounted for using the equity method

Six months ended
30 June 2018
RMB’000
Beginning of the period	4,452,044
Additions	7,979
Share of profit	647,402
Other comprehensive loss	(4,719)
Cash dividends distribution	(16,435)

End of the period	5,086,271

13	Trade and other receivables

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Trade receivables	875,016	386,517
Less: impairment provision	(62)	(37)

	874,954	386,480

Bills receivable	785,296	1,090,479
Amounts due from related parties (Note 19(c))	2,270,426	1,975,408

	3,930,676	3,452,367

Prepayments	—	228,269
Other current assets	220,791	—
Other receivables	—	83,551
Other financial assets at armortised cost	107,812	—

	4,259,279	3,764,187

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

13	Trade and other receivables (continued)

The ageing analysis of trade receivables, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) based on invoice date is as follows:

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Within one year	3,930,608	3,452,321
Above one year	68	46

	3,930,676	3,452,367

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 30 June 2018, no trade receivables or bills receivable was pledged as collateral (31 December 2017: nil).

Sales to third parties are generally on cash basis and letter of credit against payment. Subject to negotiation, credit term is generally only available for major customers with well-established trading records.

14	Cash and cash equivalents

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Cash deposits with a related party (Note 19 (c))	12,291	29,128
Cash at bank and in hand	12,599,772	7,475,138

	12,612,063	7,504,266

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

15	Time deposits with financial institutions

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Six-month time deposits with financial institutions	2,000,000	2,000,000

16	Borrowings

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Short term loans
–Short term bank loans	1,395,600	606,157

As at 30 June 2018, no borrowings were secured by property, plant and equipment (31 December 2017: nil).

The Group has the following undrawn facilities:

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Expiring within one year	13,025,059	13,563,466
Expiring beyond one year	6,210,000	6,710,000

	19,235,059	20,273,466

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

17	Trade and other payables

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Trade payables	2,909,246	1,908,457
Bills payable	75,325	—
Amounts due to related parties (Note 19(c))	6,204,372	3,731,687

	9,188,943	5,640,144

Staff salaries and welfares payable	126,729	123,959
Taxes payable (exclude income tax payable)	2,578,733	2,655,291
Interest payable	1,664	864
Dividends payable	1,632,830	23,686
Construction payable	515,186	425,891
Other liabilities	451,466	339,126

	5,306,608	3,568,817

	14,495,551	9,208,961

As at 30 June 2018 and 31 December 2017, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

As at 30 June 2018, the amounts due to related parties included the dividend payable due to Sinopec Corp. of RMB1,638,000 thousands (31 December 2017: Nil).

As at 30 June 2018 and 31 December 2017, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Within one year	9,162,447	5,568,507
Between one and two years	12,194	58,016
Over two years	14,302	13,621

	9,188,943	5,640,144

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

18	Reserves

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2017	4,072,476	4,180	101,355	58,919	—	346	9,684,689	13,921,965

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	2,598,499	2,598,499
Dividends proposed and approved	—	—	—	—	—	—	(2,700,000)	(2,700,000)
Appropriation of safety production fund (b)	—	—	—	—	—	22,015	(22,015)	—
Share option scheme (a)	—	—	—	8,102	—	—	—	8,102
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	(552)	—	—	—	(552)

Balance at 30 June 2017	4,072,476	4,180	101,355	66,469	—	22,361	9,561,173	13,828,014

Balance at 1 January 2018	4,072,476	4,180	101,355	47,469	62,319	—	13,128,257	17,416,056
Net profit attributable to shareholders of the Company	—	—	—	—	—	—	3,551,259	3,551,259
Dividends proposed and approved	—	—	—	—	—	—	(3,247,144)	(3,247,144)
Appropriation of safety production fund (b)	—	—	—	—	—	26,123	(26,123)	—
Share option scheme (a)	—	—	—	(15,072)	—	—	—	(15,072)
Exercise of share option (a)	—	—	—	—	44,527	—	—	44,527
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	(4,719)	—	—	—	(4,719)

Balance at 30 June 2018	4,072,476	4,180	101,355	27,678	106,846	26,123	13,406,249	17,744,907

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

18	Reserves (continued)

(a)	Share-based payments

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC starting from the exercisable date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

18	Reserves (continued)

(a)	Share-based payments (continued)

As at the grand date, the exercise price of each option was RMB4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares. As at 30 June 2018, the outstanding share options of each tranche, their exercisable date and exercise price are as follows. These outstanding share options will expire in twelve months after each exercisable date.

The share options outstanding as at 30 June 2018 have the following vesting dates and exercise prices:

Exercisable date	Exercise price (per share in RMB)	Outstanding share options
6 January 2017	3.85	—
6 January 2018	3,85	—
6 January 2019	3.85	8,946,900

The total fair value of share options at the grant date was RMB65,412 thousands, which has been valued by an external valuation expert using Black-Scholes valuation model.

The significant inputs into the model were as follows:

Granting date
Spot share price	RMB4.51
Exercise price	RMB4.20
Expected volatility	41.20%
Maturity (years)	5.00
Risk-free interest rate	3.39%~3.67%
Dividend yield	1.00%

The first tranche of the Share Option Incentive Scheme was exercised on 29 August 2017, and the Company received cash payment of RMB54,580 thousands from 199 grantees, out of which, RMB14,177 thousands were in share capital and RMB40,403 thousands were in reserve as share premium.

The second tranche of the Share Option Incentive Scheme was exercised on 12 January 2018, and the Company received cash payment of RMB37,102 thousands from 185 grantees, out of which, RMB9,637 thousands were in share capital and RMB27,465 thousands were in reserve as share premium.

Share option expenses of RMB1,990 thousands have been recognised in the interim condensed consolidated income statement for the six months ended 30 June 2018 (six months ended 30 June 2017: RMB8,102 thousands).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

18	Reserves (continued)

(b)

For the six months ended 30 June 2018, the Group transferred RMB26,123 thousands (six months ended 30 June 2017: RMB22,015 thousands) from retained earnings to other reserves for the safety production fund determined according to relevant PRC regulations.

(c)	For the six months ended 30 June 2018 and six months ended 30 June 2017, no transfers were made to the statutory surplus reserve or the discretionary surplus reserve.

19	Related-party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
China Petrochemical Corporation (“Sinopec Group”)	Ultimate parent company
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	Immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company
Shanghai Secco Petrochemical Co., Ltd. (“Shanghai Secco”)	Associate of the Group
BOC-SPC Gases Co., Ltd.	Joint venture of the Group

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends payable as disclosed in Note 10 and Note 17.

Most of the transactions undertaken by the Group during the six months ended 30 June 2018 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

(a)	Transactions between the Group and Sinopec Corp, its subsidiaries and joint ventures during the six months ended 30 June 2018 and the six months ended 30 June 2017 were as follows:

	Six months ended 30 June
	2018	2017
	RMB’000	RMB’000
Sales of petroleum products	23,854,695	18,385,259
Sales other than petroleum products	3,174,716	2,789,038
Purchases of crude oil	18,725,141	15,503,972
Purchases other than crude oil	4,429,447	2,695,179
Sales commissions	72,648	50,595
Rental income	14,576	13,878

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(b)

Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six months ended 30 June 2018 and the six months ended 30 June 2017 were as follows:

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Sales of goods and service fee income
– Sinopec Group and its subsidiaries	5,767	4,741
– Associates and joint ventures of the Group	2,310,742	1,455,674

	2,316,509	1,460,415

Purchases
– Sinopec Group and its subsidiaries	2,038,631	371,839
– Associates and joint ventures of the Group	2,281,216	2,020,608

	4,319,847	2,392,447

Insurance premiums
– Sinopec Group and its subsidiaries	61,701	63,387

Lease expenses
– Sinopec Group and its subsidiaries	30,630	—

Loans borrowed
– Sinopec Finance	50,000	—

Interest income
– Sinopec Finance	122	5,025

Interest expense
– Sinopec Finance	127	—

Construction and installation cost
– Sinopec Group and its subsidiaries	41,098	53,476

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 19(a) and 19(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(c)

The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 19 (a) and 19 (b), are summarised as follows:

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Amounts due from related parties
– Sinopec Corp., its subsidiaries and joint ventures	1,912,648	1,792,857
– Sinopec Group and its subsidiaries	478	763
– Associates and joint ventures of the Group	357,300	181,788

	2,270,426	1,975,408

Amounts due to related parties
– Sinopec Corp., its subsidiaries and joint ventures	4,796,345	3,250,329
– Sinopec Group and its subsidiaries	1,139,729	61,728
– Associates and joint ventures of the Group	268,298	419,630

	6,204,372	3,731,687

Contract liabilities
– Sinopec Corp., its subsidiaries and joint ventures	1,142	5,000
– Sinopec Group and its subsidiaries	88	29
– Associates and joint ventures of the Group	1,928	1,378

	3,158	6,407

Cash deposits, maturing within three months
– Sinopec Finance (i)	12,291	29,128

Short term bank loans
– Sinopec Finance	50,000	—

(i)	As at 30 June 2018 and 31 December 2017, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.

Except for cash deposits at Sinopec Finance and short term bank loans from Sinopec Finance, the balances with related parties as above are unsecured, interest-free and repayable on demand.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(d)	Key management personnel compensation, post-employment benefit plans and share options

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Short-term employee benefits	5,177	3,492
Share-based payments	91	460
Post-employment benefits	77	74

	5,345	4,026

(e)	Commitments with related parties

(i)	Construction and installation cost

	As at	As at
	30 June 2018	31 December 2017
	RMB’000	RMB’000
Sinopec Group and its subsidiaries	19,357	29,528

(ii)	Operating lease commitments – Group company as lessee

	As at	As at
	30 June 2018	31 December 2017
	RMB’000	RMB’000
Sinopec Group and its subsidiaries
– No later than 1 year	30,630	59,160

Except for the above, the Group had no other material commitments with related parties as at 30 June 2018 and 31 December 2017, which are contracted, but not included in the interim financial report.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(f)	Investment commitments with related parties

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make capital contribution of USD30,017 thousands (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. As at 30 June 2018, the Company has contributed RMB71,541 thousands to Shanghai Secco. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

Except for the above disclosed in Note 19 (e) and 19 (f), the Group had no other material commitments with related parties as at 30 June 2018, which are contracted, but not included in the financial statements.

20	Commitments

(a)	Capital commitments

	As at	As at
	30 June 2018 RMB’000	31 December 2017 RMB’000
Property, plant and equipment
Contracted but not provided for	292,300	230,997
Authorised but not contracted for	10,110,520	9,306,567

	10,402,820	9,537,564

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

20	Commitments (continued)

(b)	Operating lease commitments – the Group as lessee

Besides the lease agreement disclosed in the foregoing Note 19 (e), the Group also entered into other various non-cancellable operating lease agreements. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at	As at
	30 June 2018	31 December 2017
	RMB’000	RMB’000
No later than 1 year	32,971	63,505
Later than 1 year and no later than 2 years	888	1,583
Later than 2 year and no later than 3 years	407	403
Later than 3 years	2,420	2,819

	36,686	68,310

21	Subsequent events

In July 2018, the Company’s subsidiary, Shanghai Petrochemical Investment Development Company Limited (“Toufa”), reached an agreement with the other investor, Philips Petroleum International Investment Company, to acquire its 40% share in Shanghai Golden Phillips Petrochemical Company Limited (“Golden Phillips”), at a cash consideration of RMB152,800 thousands. The transaction has been approved and is expected to complete in September 2018. Upon completion, Golden Phillips will become a wholly owned subsidiary of Toufa.

B.	Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

ASSETS	Note	30 June 2018 (UNAUDITED) Consolidated	31 December 2017 Consolidated	1 January 2017 Consolidated	30 June 2018 (UNAUDITED) Company	31 December 2017 Company	1 January 2017 Company
Current assets
Cash at bank and on hand	4(1)	14,612,063	9,504,266	5,440,623	12,977,094	8,268,493	4,421,143
Derivative financial instruments	4(2)	7,784	—	—	—	—	—
Notes receivable and Accounts receivable	4(3),14(1)	3,890,578	3,426,439	2,924,500	2,390,021	2,573,172	2,308,050
Advances to suppliers	4(5)	34,198	27,537	29,340	30,382	20,931	21,409
Other receivables	4(4),14(2)	119,342	71,550	68,141	102,848	126,546	47,898
Inventories	4(6)	7,237,029	6,597,598	6,159,473	6,437,929	5,971,505	5,374,425
Other current assets	4(7)	215,161	238,661	253,804	189,000	212,834	157,771

Total current assets		26,116,155	19,866,051	14,875,881	22,127,274	17,173,481	12,330,696

Non-current assets
Long-term equity investments	4(8),14(3)	5,221,271	4,592,044	3,838,794	6,316,322	5,711,216	4,972,861
Investment properties	4(9)	384,002	391,266	380,429	416,153	423,941	413,943
Fixed assets	4(10),14(4)	12,139,076	12,892,501	13,502,370	11,904,966	12,644,706	13,219,994
Construction in progress	4(11)	1,115,078	1,001,118	717,672	1,115,078	1,000,924	717,294
Intangible assets	4(12)	388,793	397,661	406,116	326,197	332,518	335,877
Long-term prepaid expenses	4(13)	312,483	349,588	299,340	302,443	338,837	287,578
Deferred tax assets	4(14)	105,862	119,307	103,091	98,754	111,929	99,057

Total non-current assets		19,666,565	19,743,485	19,247,812	20,479,913	20,564,071	20,046,604

Total assets		45,782,720	39,609,536	34,123,693	42,607,187	37,737,552	32,377,300

CONSOLIDATED AND COMPANY BALANCE SHEETS (continued)

AS AT 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	30 June 2018 (UNAUDITED) Consolidated	31 December 2017 Consolidated	1 January 2017 Consolidated	30 June 2018 (UNAUDITED) Company	31 December 2017 Company	1 January 2017 Company
Current liabilities
Short-term borrowings	4(16)	1,395,600	606,157	546,432	1,250,000	518,000	632,000
Derivative financial liability	4(2)	—	1,516	—	—	—	—
Notes payable and Accounts payable	4(17)	7,498,936	5,573,281	5,087,470	5,008,989	4,129,720	3,729,702
Advances from customers	4(18)	—	477,273	476,806	—	407,092	447,647
Contract liabilities	4(19)	404,904	—	—	325,192	—	—
Employee benefits payable	4(20)	126,729	123,959	37,634	116,014	30,411	30,989
Taxes payable	4(21)	3,036,023	3,290,036	2,158,427	3,009,801	3,240,971	2,106,163
Other payables	4(22)	4,291,153	850,022	635,606	4,157,547	977,203	629,603

Total current liabilities		16,753,345	10,922,244	8,942,375	13,867,543	9,303,397	7,576,104

Non-current liabilities
Deferred income	4(23)	145,879	145,679	150,000	145,879	145,679	150,000
Deferred income tax liabilities	4(14)	1,946	—	—	—	—	—

Total non-current liabilities		147,825	145,679	150,000	145,879	145,679	150,000

Total liabilities		16,901,170	11,067,923	9,092,375	14,013,422	9,449,076	7,726,104

Shareholders’ equity
Share capital	1,4(24)	10,823,814	10,814,177	10,800,000	10,823,814	10,814,177	10,800,000
Capital surplus	4(25)	616,106	586,307	534,628	616,106	586,307	534,628
Other comprehensive income	4(26)	12,340	17,403	18,213	12,340	17,403	18,213
Specific reserve	4(27)	26,123	—	346	26,123	—	—
Surplus reserve	4(28)	5,727,624	5,727,624	5,100,401	5,727,624	5,727,624	5,100,401
Undistributed profits	4(29)	11,387,782	11,110,795	8,296,460	11,387,758	11,142,965	8,197,954

Total equity attributable to equity shareholders of the Company		28,593,789	28,256,306	24,750,048	28,593,765	28,288,476	24,651,196

Non-controlling interests	4(30)	287,761	285,307	281,270	—	—	—

Total shareholders’ equity		28,881,550	28,541,613	25,031,318	28,593,765	28,288,476	24,651,196

Total liabilities and shareholders’ equity		45,782,720	39,609,536	34,123,693	42,607,187	37,737,552	32,377,300

The accompanying notes form an integral part of these financial statements.

Deputy General Manager and
Chairman and General Manager	Chief Financial Officer	Accounting Chief
Wu Haijun	Zhou Meiyun	Zhang Feng

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six Months Ended 30 June		Six Months Ended 30 June
Items	Note	2018 (UNAUDITED) Consolidated	2017 (UNAUDITED) Consolidated	2018 (UNAUDITED) Company	2017 (UNAUDITED) Company
1. Revenue	4(31),14(5)	52,187,640	43,106,950	38,975,531	30,538,444
Less: Cost of sales	4(31),14(5)	40,707,831	32,841,971	27,641,665	20,387,572
Taxes and surcharges	4(32)	6,114,438	6,005,273	6,102,600	5,995,639
Selling and distribution expenses	4(33)	271,446	222,774	211,655	174,200
General and administrative expenses	4(34)	1,394,462	1,401,736	1,334,626	1,336,738
Research and development expenditure	4(35)	13,427	11,323	9,988	8,203
Financial expenses – net	4(36)	(174,217)	(88,839)	(178,669)	(92,022)
Including: interest expenses		33,823	23,269	19,211	7,912
interest income		(218,822)	(114,935)	(201,953)	(101,459)
Asset impairment losses	4(40)	10,155	36,142	10,155	50,182
Credit impairment losses	4(41)	45	—	45	—
Add: Fair value change income	4(38)	9,300	—	—	—
Add: Investment income	4(39),14(6)	635,958	560,068	619,922	539,227
Including: Share of profit of associates and joint ventures		642,402	560,068	609,823	539,227
Loss of asset disposal	4(43)	(2,857)	(5,130)	(2,893)	(5,356)
Other income	4(42)	13,552	25,548	11,781	22,444

2. Operating profit		4,506,006	3,257,056	4,472,276	3,234,247

Add: Non-operating income	4(44)	32,144	7,415	6,000	6,112
Less: Non-operating expenses	4(45)	22,993	13,245	11,786	12,879
3. Total profit		4,515,157	3,251,226	4,466,490	3,227,480

CONSOLIDATED AND COMPANY INCOME STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six Months Ended 30 June		Six Months Ended 30 June
Items	Note	2018 (UNAUDITED) Consolidated	2017 (UNAUDITED) Consolidated	2018 (UNAUDITED) Company	2017 (UNAUDITED) Company
Less: Income tax expenses	4(46)	983,672	671,073	974,553	663,635
4. Net profit		3,531,485	2,580,153	3,491,937	2,563,845
Attributable to shareholders of the Company		3,524,131	2,575,479	—	—
Non-controlling interests		7,354	4,674	—	—
Continuing operating net profit		3,531,485	2,580,153	3,491,937	2,563,845
Discontinuing of net profit		—	—	—	—
5. Other comprehensive income		(5,063)	(552)	(5,063)	(552)
6. Total comprehensive income		3,526,422	2,579,601	3,486,874	2,563,293
Attributable to shareholders of the Company		3,519,068	2,574,927	—	—
Non-controlling interests		7,354	4,674	—	—
7. Earnings per share
Basic earnings per share (RMB)	4(47)	0.326	0.238	—	—
Diluted earnings per share (RMB)	4(47)	0.326	0.238	—	—

The accompanying notes form an integral part of these financial statements.

Deputy General Manager and
Chairman and General Manager	Chief Financial Officer	Accounting Chief
Wu Haijun	Zhou Meiyun	Zhang Feng

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six Months Ended 30 June		Six Months Ended 30 June
Items	Note	2018 (UNAUDITED) Consolidated	2017 (UNAUDITED) Consolidated	2018 (UNAUDITED) Company	2017 (UNAUDITED) Company
1. Cash flows from operating activities
Cash received from sale of goods or rendering of services		57,156,718	48,049,792	43,584,046	35,114,634
Refund of taxes and surcharges		38,775	30,724	9,886	—
Cash received relating to other operating activities	4(48)	35,401	27,963	30,118	23,555

Sub-total of cash inflows		57,230,894	48,108,479	43,624,050	35,138,189

Cash paid for goods and services		(43,295,733)	(35,324,087)	(30,027,710)	(22,687,660)
Cash paid to and on behalf of employees		(1,227,531)	(1,139,673)	(1,060,636)	(1,057,237)
Payments of taxes and surcharges		(8,163,659)	(9,066,272)	(8,129,629)	(9,020,705)
Cash paid relating to other operating activities	4(48)	(316,567)	(219,667)	(279,595)	(280,974)

Sub-total of cash outflows		(53,003,490)	(45,749,699)	(39,497,570)	(33,046,576)
Net cash flows generated from operating activities	4(49),14(7)	4,227,404	2,358,780	4,126,480	2,091,613

2. Cash flows from investing/(generated from) activities
Cash received from entrusted lendings		12,000	24,000	—	—
Cash received from returns on investments		16,435	459,354	10,099	421,120
Net cash received from disposal of fixed assets and intangible assets		209,471	791	2,593	381
Proceeds from disposal of subsidiary		9,600	—	—	—
Cash received relating to other investing activities	4(48)	2,181,408	583,599	2,164,169	575,011

Sub-total of cash inflows		2,428,914	1,067,744	2,176,861	996,512

Cash paid to acquire fixed assets and other long-term assets		(351,234)	(444,740)	(351,189)	(421,500)
Cash payment of entrusted lending		—	(12,000)	—	—
Payments for disposal of subsidiary		(21,304)	—	—	—
Cash paid relating to other investing activities	4(48)	(2,008,066)	(500,000)	(2,000,000)	(500,000)

Sub-total of cash outflows		(2,380,604)	(956,740)	(2,351,189)	(921,500)

Net cash flows used in/(generated from) investing activities		48,310	111,004	(174,328)	75,012

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six Months Ended 30 June		Six Months Ended 30 June
Items	Note	2018 (UNAUDITED) Consolidated	2017 (UNAUDITED) Consolidated	2018 (UNAUDITED) Company	2017 (UNAUDITED) Company
3. Cash flows from/(used in) financing activities
Proceeds from exercising share option incentive scheme		37,102	—	37,102	—
Proceeds from borrowings		1,208,100	101,647	1,080,000	18,000

Sub-total of cash inflows		1,245,202	101,647	1,117,102	18,000

Cash repayments of borrowings		(418,657)	(34,658)	(348,000)	(36,000)
Cash paid for distribution of dividends or profits and interest expenses		(18,833)	(12,186)	(12,653)	(7,812)
Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries		(4,900)	(3,633)	—	—
Sub-total of cash outflows		(437,490)	(46,844)	(360,653)	(43,812)
Net cash flows generated from/(used in) financing activities		807,712	54,803	756,449	(25,812)
4. Effect of foreign exchange rate changes on cash and cash equivalents		24,371	(9,284)	—	—

5. Net increase in cash and cash equivalents		5,107,797	2,515,303	4,708,601	2,140,813
Add: Cash and cash equivalents at the beginning of the period	4(1)	7,504,266	5,440,623	6,268,493	4,421,143

6. Cash and cash equivalents at the end of the period	4(1)	12,612,063	7,955,926	10,977,094	6,561,956

The accompanying notes form an integral part of these financial statements.

Deputy General Manager and
Chairman and General Manager	Chief Financial Officer	Accounting Chief
Wu Haijun	Zhou Meiyun	Zhang Feng

CONSOLIDATED STEATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

			Attributable to equity shareholders of the Company
Items	Note	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Non-controlling interests	Total shareholders’ equity
Balance at 1 January 2017		10,800,000	534,628	18,213	346	5,100,401	8,296,460	281,270	25,031,318
Movements for the six months ended 30 June 2017
(unaudited)
Total comprehensive income
Net profit for the period		—	—	—	—	—	2,575,479	4,674	2,580,153
Other comprehensive loss	4(26)	—	—	(552)	—	—	—	—	(552)
Capital invested by stockholder
Employees share option scheme	4(25)	—	8,102	—	—	—	—	—	8,102
Distribution of profits
Dividends proposed and approved	4(29)	—	—	—	—	—	(2,700,000)	(3,633)	(2,703,633)
Specific reserve
Accrued	4(27)	—	—	—	46,320	—	—	—	46,320
Utilised	4(27)	—	—	—	(24,305)	—	—	—	(24,305)

Balance at 30 June 2017 (unaudited)		10,800,000	542,730	17,661	22,361	5,100,401	8,171,939	282,311	24,937,403
Balance at 1 January 2018		10,814,177	586,307	17,403	—	5,727,624	11,110,795	285,307	28,541,613

Movements for the six months ended 30 June 2018
(unaudited)
Total comprehensive income
Net profit for the period		—	—	—	—	—	3,524,131	7,354	3,531,485
Other comprehensive loss	4(26)	—	—	(5,063)	—	—	—	—	(5,063)
Shareholders invest and reduce capital
Exercise of share option	4(24), 4(25)	9,637	44,527	—	—	—	—	—	54,164
Employees share option scheme	4(25)	—	(15,072)	—	—	—	—	—	(15,072)
Appropriation of profits
Distribution to the shareholders	4(29)	—	—	—	—	—	(3,247,144)	(4,900)	(3,252,044)
Specific reserve
Accrued	4(27)	—	—	—	58,218	—	—	—	58,218
Utilised	4(27)	—	—	—	(32,095)	—	—	—	(32,095)
Others	4(25)	—	344	—	—	—	—	—	344

Balance at 30 June 2018 (unaudited)		10,823,814	616,106	12,340	26,123	5,727,624	11,387,782	287,761	28,881,550

The accompanying notes form an integral part of these financial statements.

Deputy General Manager and
Chairman and General Manager	Chief Financial Officer	Accounting Chief
Wu Haijun	Zhou Meiyun	Zhang Feng

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

			Other				Total
Items	Share capital	Capital surplus	comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	shareholders’ equity
Balance at 1 January 2017	10,800,000	534,628	18,213	—	5,100,401	8,197,954	24,651,196
Movements for the six months ended 30 June 2017 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	2,563,845	2,563,845
Other comprehensive loss	—	—	(552)	—	—	—	(552
Capital invested by stockholder
Employees share option scheme	—	8,102	—	—	—	—	8,102
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(2,700,000)	(2,700,000
Specific reserve
Accrued	—	—	—	44,220	—	—	44,220
Utilised	—	—	—	(23,494)	—	—	(23,494

Balance at 30 June 2017 (unaudited)	10,800,000	542,730	17,661	20,726	5,100,401	8,061,799	24,543,317

Balance at 1 January 2018	10,814,177	586,307	17,403	—	5,727,624	11,142,965	28,288,476

Movements for the six months ended 30 June 2018 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	3,491,937	3,491,937
Other comprehensive loss	—	—	(5,063)	—	—	—	(5,063)
Shareholders invest and reduce capital
Exercise of share option	9,637	44,527	—	—	—	—	54,164
Employees share option scheme	—	(15,072)	—	—	—	—	(15,072)
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(3,247,144)	(3,247,144)
Specific reserve
Accrued	—	—	—	58,218	—	—	58,218
Utilised	—	—	—	(32,095)	—	—	(32,095)
Others	—	344	—	—	—	—	344

Balance at 30 June 2018 (unaudited)	10,823,814	616,106	12,340	26,123	5,727,624	11,387,758	28,593,765

The accompanying notes form an integral part of these financial statements.

Deputy General Manager and
Chairman and General Manager	Chief Financial Officer	Accounting Chief
Wu Haijun	Zhou Meiyun	Zhang Feng

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000,000, invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.. Sinopec Corp. became the largest shareholder of the Company.

On September 27, 2017 and January 12, 2018, the Company’s newly added registered capital was RMB14,176,600 and RMB9,636,900 respectively.

As at 30 June 2018, total shares of the Company were 10,823,813,500, 1 Yuan per share. Detailed changes to share capital refers to Note 4(24).

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 5.

These financial statements were authorised for issue by the Board of Directors on 21 August 2018.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates

The Group determines the accounting policies and accounting estimates based on its production and management features, mainly reflecting in provision method for financial assets measured by amortized cost (Note 2 (9)), inventory provision (Note 2 (10)), depreciation of fixed assets(Note 2 (13)), impairment of long-term assets (Note 2 (18)), and income tax(Note 2 (26)) etc.

The key assumptions adopted by the Group in evaluating significant accounting policies and accounting estimate are listed in Note 2 (30).

(1)	Basis of preparation

The financial statements are prepared in accordance with the Accounting Standard for Business Enterprises

– Basic Standard, and the specific accounting standards and other relevant regulations issued by the Ministry of Finance on 15 February 2006 and in subsequent periods (hereafter collectively referred to as “the Accounting Standard for Business Enterprises” or “CAS”).

The financial statements are prepared on a going concern basis.

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the year ended 30 June 2018 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as of 30 June 2018 and the operating results, cash flows and other information for the year then ended of the Group and the Company.

(3)	Accounting period

The Company’s accounting year starts on 1 January and ends on 30 June 2018.

(4)	Recording currency

The recording currency is Renminbi (RMB).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

(5)	Business combinations

(a)	Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. The difference between the carrying amount of the net assets obtained from and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (capital premium). If the capital surplus (capital premium) is not sufficient to absorb the difference, the remaining balance is adjusted against undistributed profits. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(b)	Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(6)	Preparation of consolidated financial statements (continued)

In preparing the consolidated financial statements, where the accounting policies and the accounting periods are inconsistent between the Company and subsidiaries, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ owners’ equity and the portion of subsidiaries’ net profits and losses and comprehensive incomes for the period not attributable to the Company are recognised as non-controlling interests, net profit attributed to non-controlling interests and total comprehensive incomes attributed to non-controlling interests and presented separately in the consolidated financial statements under owners’ equity, net profits and total comprehensive income respectively. Unrealised profits and losses resulting from the sale of assets by the Company to its subsidiaries are fully eliminated against net profit attributable to owners of the parent. Unrealized profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealized profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary.

If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(9)	Financial Instruments

A financial instrument is a contract that forms the financial assets of a party and forms the financial liabilities or equity instruments of other parties. When the group becomes a party to a financial instrument contract, it confirms the financial assets or financial liabilities associated with it.

(a)	Financial assets

(i)	Financial assets classification

The Group classifies financial assets according to the business model of managing financial assets and the contractual cash flow characteristics of financial assets: (1) financial assets measured at amortized cost; (2) financial assets measured at fair value through in other comprehensive income; (3) Financial assets measured at fair value through profit or loss.

Financial assets are measured at fair value on initial recognition. For financial assets measured at fair value through profit or loss, the related transaction expense is directly recognised in profit or loss. For other types of financial assets, related transaction costs are included in the initial recognition amount. For the accounts receivable or notes receivable arising from the sale of products or the provision of labor services that do not contain or do not take into account significant financing components, the Group determines the amount of the consideration to be received as the initial recognition amount.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(i)	Financial assets classification (continued)

Debt instrument

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

Amortised cost:

The Group’s business model for managing such financial assets is to collect contractual cash flows, and the contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements, ie the cash flows generated on a specific date are only for the principal and payment of interest based on the outstanding principal amount. The Group recognises interest income on such financial assets in accordance with the effective interest method. Such financial assets mainly include monetary funds, notes receivable and accounts receivable, other receivables and debt investment. The Group will list the debt investment due within one year (including one year) from the balance sheet date as non-current assets due within one year; the credit investment with the maturity period of one year (including one year) will be listed as other current assets.

Fair value through in other comprehensive income:

The Group’s business model for managing such financial assets is to target both the collection of contractual cash flows and the sale, and the contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Such financial assets are measured at fair value through profit or loss. Gain or gains, exchange gains and losses, and interest income calculated using the effective interest method are recognised in profit or loss. Such financial assets are listed as other debt investments. Other debt investments due within one year (including one year) from the balance sheet date are listed as non-current assets due within one year; the time limit for acquisition is within one year (Other debt investments with one year are listed as other current assets.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(i)	Financial assets classification (continued)

Fair value through profit or loss:

Debt instruments that are held by the Group that are not measured at amortised cost and that are measured at fair value through profit or loss are recognised at fair value through profit or loss. In the initial recognition, in order to eliminate or significantly reduce accounting mismatch, the Group designates certain financial assets as financial assets measured at fair value through profit or loss. If it is more than one year from the balance sheet date and is expected to be held for more than one year, it is listed as other non-current financial assets.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(ii)	Impairment

For the financial assets measured at amortized cost, the Group recognises the loss provision based on the expected credit losses.

The Group considers reasonable and evidence-based information on past events, current conditions and forecasts of future economic conditions, and calculates and confirms expected credit losses.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(ii)	Impairment (continued)

Except for the receivables formed by income transactions, for financial instruments with lower credit risk on the balance sheet date, the Group assumes that its credit risk has not increased significantly since the initial recognition, according to the expectation in the next 12 months. Credit loss measurement loss preparation. If the credit risk of the financial instrument has increased significantly since the initial recognition or credit impairment has occurred, the Group measures its loss provision based on the amount of expected credit loss for the entire duration of the financial instrument.

For receivables formed from income transactions, the Group measures loss provision based on expected credit losses for the entire duration.

The Group prepares the loss provision for withdrawal or reversal into the current profit and loss.

(iii)	Derecognition of financial assets

Financial assets that meet one of the following conditions are derecognised: (1) the contractual right to receive the cash flow of the financial asset is terminated; (2) the financial asset has been transferred, and the Group has almost all the risks and rewards of ownership of the financial asset. Transferred to the transferee; (3) The financial asset has been transferred, although the Group has neither transferred nor retained almost all the risks and rewards of ownership of the financial assets, but has abandoned the control of the financial assets.

When the investment of other equity instruments is derecognised, the difference between the carrying amount and the combination received and the accumulated amount of changes in fair value directly recognised in other comprehensive income is recognised in retained income; The difference between the sum of the consideration received and the cumulative amount of changes in fair value that is directly recognised in other comprehensive income is recognised in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial instruments (continued)

(b)	Financial liabilities (continued)

Financial liabilities are classified into financial liabilities measured at amortised cost and financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including bills payable and accounts payable, other payables, borrowings, etc. Such financial liabilities are initially measured at the fair value of the transaction costs, and are subsequently measured using the effective interest method. If the term is less than one year (including one year), it shall be listed as current liabilities; if the term is more than one year but expires within one year (including one year) from the balance sheet date, it shall be listed as non-period within one year. Current liabilities; the rest are presented as non-current liabilities.

When all or part of the current obligations of a financial liability have been discharged, the Group derecognises the portion of the financial liability or obligation that has been discharged. The difference between the book value of the derecognition portion and the consideration paid is recognised in profit or loss for the current period.

(c)	Determination of fair value of financial instruments

Financial instruments that are active in the market determine their fair value by quoted prices in an active market. Financial instruments that do not exist in an active market use valuation techniques to determine their fair value. At the time of valuation, the Group adopts valuation techniques that are applicable under current circumstances and that are sufficient to support the use of data and other information, and are selected to be consistent with the characteristics of assets or liabilities considered by market participants in transactions in related assets or liabilities. Enter values and use the relevant observable input values as much as possible. Unobservable input values are used where the relevant observable input values are not available or are not practicable.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(10)	Inventories

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low value consumables are expensed upon issuance.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, and the Group’s long-term equity investments in its joint ventures and associates.

Subsidiaries are the investees over which the Company is able to exercise control. A joint venture is a joint arrangement which is structured through a separate vehicle over which the Group has joint control together with other parties and only has rights to the net assets of the arrangement based on legal forms, contractual terms and other facts and circumstances. An associates is the investee over which the Group has significant influence by participating in the financial and operating policy decisions.

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method.

(a)	Initial recognition

For long-term equity investments acquired through a business combination: The initial investment cost of a long-term equity investment obtained through a business combination involving enterprises under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost is the combined cost issued by the Company, in exchange for control of the acquire.

For long-term equity investment acquired other than through a business combination, the initial investment cost is recognised at the actual consideration paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

(b)	Subsequent measurement

Under the cost method of accounting, long-term equity investments are measured at initial investment cost, investment income is recognised in profit or loss for the cash dividends or profit distribution declared by the investee.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments (continued)

(b)	Subsequent measurement (continued)

For long-term equity investments accounted for using the equity method, where the initial investment cost exceeds the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the investment is initially measured at cost; Where the initial investment cost is less than the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the difference is included in profit or loss for the current period and the cost of the long-term equity investment is adjusted upwards accordingly.

Under the equity method of accounting, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in shareholders’ equity of the investee other than those arising from its net profit or loss, the Group records its proportionate share directly into capital surplus, provided that the Group’s proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gain or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, and the related unrealised loss is not eliminated.

(c)	Determine the basis for controlling, joint control, and significant influence on the invested entity

Control refers to having the power to the investee, enjoying variable returns by participating in the relevant activities of the investee, and having the ability to use the power of the investee to influence the amount of the return.

Joint control refers to the control that is common to an arrangement in accordance with the relevant agreement, and the relevant activities of the arrangement must be agreed upon by the Group and other parties sharing control rights before making a decision.

Significant influence refers to the power to participate in the decision-making of the financial and operating policies of the invested entity, but it cannot control or jointly control the formulation of these policies with other parties.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments (continued)

(d)	Impairment of Long-term equity investments

The carrying amount of long-term equity investments in subsidiaries, joint ventures and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note 2(18)).

(12)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	30-40 years	3%	2.43%-3.23%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer.

The investment property’s estimated useful life, net residual value and depreciation (amortisation) method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

When the recoverable amount of investment properties is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Fixed assets

(a)	Recognition and initial measurement of fixed assets

Fixed assets comprise buildings, plant and machinery, vehicles, other equipment, etc.

Fixed asset is recognized when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the time of acquisition. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

(b)	Depreciation of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated residual values	Annual depreciation rates
Buildings	12-40 years	0% to 5%	2.4% to 8.3%
Plant and machinery	12-20 years	0% to 5%	4.8% to 8.3%
Vehicles and other equipment	4-20 years	0% to 5%	4.8% to 25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Fixed assets (continued)

(c)

When the recoverable amount of fixed assets is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

(14)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. When the recoverable amount of construction in progress is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

(15)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowing during the capitalisation period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(15)	Borrowing costs (continued)

For the general borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

(16)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection of 10-28 years as stipulated by the laws.

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(16)	Intangible assets (continued)

(a)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(b)	Impairment of intangible assets

When the recoverable amount of an intangible asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortized on a straight-line method within 2 to 5 years.

The leasehold improvement of the rented fixed assets through commercial lease is amortized according to the average duration of 5 years

(18)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(19)	Safety production costs

According to the decision of the State Council on Further Strengthening the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(20)	Employee benefits

Employee benefits include short-term employee benefits, post-employment benefit and termination benefits provided in various forms of consideration in exchange for service rendered by employees or compensations for the termination of employment relationship.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs, short-term paid absences. The employee benefit liabilities are recognised in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Employee benefits which are non-monetary benefits are measured at fair value.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(20)	Employee benefits (continued)

(b)	Post-employment benefits

The Group classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and Defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Group’s post-employment benefits mainly include basic pensions, unemployment insurance and supplemental basic pensions, all of which belong to the defined contribution plans.

Basic pensions

The Group’s employees participate in the basic pension plan set up and administered by local authorities of Ministry of Human Resource and Social Security. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentage by the relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognised as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

•	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly.

•	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

Termination benefits expected to be paid in one year are listed as current liabilities.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(21)	Dividend distribution

Proposed dividend distribution is recognised as a liability in the period in which it is approved by the Shareholders’ meeting.

(22)	Share-based payments

(a)	Types of Share-based payment

The term share-based payment refers to a transaction in which an enterprise grants equity instruments or undertakes equity-instrument-based liabilities in return for services from employee or other parties. Equity instruments include equity instruments of the Company itself or its subsidiaries.

Equity-settled share-based payment transactions

The Group’s stock option incentive plans are equity-settled share-based payments and are measured at fair value of equity instruments granted to employees on the date of the grant. If the right cannot be exercised until the vesting period comes to an end and until the prescribed performance conditions are met, then within the vesting period, the services obtained in the current period shall, based on the best estimate of the number of vested equity instruments, be included in the relevant costs or expenses and the capital reserves shall be increased accordingly at the fair value of the equity instruments on the date of the grant. If the subsequent information indicates that the number of vested equity instruments is different from the previous estimate, an adjustment shall be made and on the vesting date, and the estimate shall be adjusted to equal the number of the actually vested equity instruments. On the vesting date, an enterprise shall, based on the number of the equity instruments of which the right is actually exercised, confirm share capital and share premium, and carry forward the capital surplus recognised within the vesting period.

(b)	Method for determining the fair value of share options

The Group uses Black-Scholes valuation model to determine the fair value of the share options.

(c)	Estimate basis of the number of options

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. As at the vesting date, the estimates of the number of options should be same with the actual exercised number.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(22)	Share-based payments (continued)

(d)	Accounting treatment for share-based payments exercise

When the options are exercised at the vesting date, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (and share premium).

(23)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

A provision expected to be paid within one year from the balance sheet date are presented as current liabilities.

(24)	Revenue recognition

When the customer obtains control of the relevant goods or services, the Group recognises revenue based on the amount of consideration that it is expected to receive.

(a)	Sale of goods

The main risks and rewards of product ownership have been transferred to the purchaser, and the product is no longer managed and controlled. The relevant costs can be reliably measured to confirm the realization of sales revenue. The Group transports the products to the designated place in accordance with the contractual agreement or the goods are delivered by the purchaser to the warehouse location designated by the Group. The purchaser confirms the receipt and confirms the income. The calculation of sales revenue does not include VAT and has been deducted from any sales discount.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(24)	Revenue recognition (continued)

(b)	Transfer of asset use rights

The Group provided pipeline transportation services to third parties when others use the Group’s pipelines to transport their petroleum and chemical products. Revenue from providing services is recognised in the accounting period in which the services are rendered. Revenue is recognised over time and based on the actual volume transported to the end of the reporting period as a proportion of the total volumn to be transported, because the customer receives and uses the benefits simultaneously.

Interest income is determined based on the actual interest rate at the time when other parties use the Group’s monetary funds.

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

(25)	Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Group at no consideration, including tax refund, financial subsidies etc.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant. If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at its fair value, or nominal amount when fair value not reliably measured.

A government grant related to an asset means grant that used for acquisition, construction or otherwise to form long-term assets. A government grant related to income is grant in addition to government grant related to an asset.

A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss on a straight-line basis over the useful life of the asset. A grant measured at nominal amount is recognised in profit or loss for the period immediately. A government grant related to income that compensates the Group for expenses to be incurred in the subsequent periods is recognised initially as deferred income and recognised in profit or loss in the same periods in which the expenses are recognised. A grant that compensates the Group for expenses incurred is recognised in profit or loss immediately.

Government grants related to operating activities account for operating profit, and government grants unrelated to operating activities account fo non-operating income and expenses.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(26)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

(27)	Leases

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. An operating lease is a lease other than a finance lease. Lease payments under an operating lease are recognised on a straight-line basis over the period of the lease, and are either capitalised as part of the cost of related assets, or charged as an expense for the current period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(28)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

a.	the Company’s parent;

b.	the Company’s subsidiaries;

c.	enterprises that are controlled by the Company’s parent;

d.	investors that have joint control or exercise significant influence over the Group;

e.	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

f.	joint ventures of the Group, including subsidiaries of joint ventures;

g.	associates of the Group, including subsidiaries of associates;

h.	principal individual investors of the Group and close family members of such individuals;

i.	key management personnel of the Group and close family members of such individuals;

j.	key management personnel of the Company’s parent company;

k.	close family members of key management personnel of the Company’s parents; and

l.	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(28)	Related parties (continued)

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals(but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

m.	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

n.	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

o.	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

p.	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

q.

enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

(29)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Significant accounting policies and accounting estimates

The Group continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

(a)	The critical accounting estimates and key assumptions

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

(i)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Significant accounting policies and accounting estimates (continued)

(a)	The critical accounting estimates and key assumptions (continued)

(ii)	Impairment of long-term assets (continued)

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

(iii)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

(iv)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Significant accounting policies and accounting estimates (continued)

(a)	The critical accounting estimates and key assumptions (continued)

(iv)	Income taxes (continued)

In addition, the Group recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 30 June 2018, the Group would need to generate future taxable income of at least RMB423 million. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income.

(v)	Expected credit loss measurement

The Group calculates expected credit losses through default risk exposure and expected credit loss rate, and determines the expected credit loss rate based on default probability and default loss rate. In determining the expected credit loss rate, the Group uses data such as internal historical credit loss experience and adjusts historical data based on current conditions and forward-looking information. When considering forward-looking information, the indicators used by the Group include the risk of economic downturn, the expected increase in unemployment rate, the external market environment, the technological environment and changes in customer conditions. The Group regularly monitors and reviews assumptions related to the calculation of expected credit losses. The above estimation techniques and key assumptions did not change significantly on June 30, 2018 (Unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates

(a)

In 2018, the Ministry of Finance promulgated the Notice of the Ministry of Finance on Revising the Format of the 2018 Annual General Enterprise Financial Statements (Accounting [2018] No. 15). The Group has prepared the six months ended June 30, 2018 in accordance with the above notice. During the financial statements of the period, the comparative financial statements have been adjusted accordingly, and the impact on the financial statements is as follows:

		Amount (thousand) Increase/(decrease)
Accounting policy changes and reasons	The name of the report item affected	December 31, 2017	January 1, 2017

The Group combines notes	Account receivable	(2,275,386)	(1,656,580)
receivable and accounts	Notes receivable	(1,151,053)	(1,267,920)
receivable into bills receivable and accounts receivable	Notes receivable and Accounts receivable	3,426,439	2,924,500
The Group combines interest	Interest receivable	(52,993)	(11,596)
receivable and other receivables into other receivables items	Other receivables	52,993	11,596
The Group combines notes	Accounts payable	(5,573,281)	(5,082,470)
payable and payables into	Notes payable	—	(5,000)
bills payable and accounts payable items	Notes payable and Accounts payable	5,573,281	5,087,470
The Group combines interest	Interest payable	(864)	(465)
payable, dividends payable	Dividends payable	(23,686)	(20,473)
and other payables into other payables	Other payables	24,550	20,938

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates (continued)

(a)	(continued)

		Six months ended 30 June 2018 (Unaudited)
The Group separately lists the R&D expenses originally	Research and development expenditure	11,323
included in the management expense items as R&D expense items	General and dministrative expenses	(11,323)

(b)

The Ministry of Finance promulgated the revised “Accounting Standards for Business Enterprises No. 14 – Revenue” (hereinafter referred to as the “New Income Standards”) in 2017. The Group has adopted the above criteria for the preparation of the six months ended June 30, 2018. The financial statements have the following impact on the Group’s financial statements:

According to the relevant provisions of the new income standard, the new standard will be implemented as of January 1, 2018. The new revenue standard does not have a material impact on the shareholders’ equity of the Group’s consolidated financial statements. The impact of the Group’s first implementation of the standard on other related items in the financial statements is as follows. The 2017 comparative financial statements are not restated.

Accounting policy changes and reasons	The name of the report item affected	Amount (thousand) Increase/(decrease) January 1, 2018
Due to the implementation of	Contract liability	477,273
the new revenue standard,	Advance from customers	(477,273)
the Group reclassified the
advance from customers
related to the sale of goods
to contract liabilities.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates (continued)

(c)

In 2017, the Ministry of Finance promulgated the “Accounting Standards for Business Enterprises No. 22 – Recognition and Measurement of Financial Instruments”, “Accounting Standards for Business Enterprises No. 23 – Transfer of Financial Assets” and “Accounting Standards for Business Enterprises No. 37 – Presentation of Financial Instruments” et al (hereinafter collectively referred to as the “New Financial Instruments Guidelines”), the new financial instruments guidelines will be implemented as of January 1, 2018. The Group has prepared the financial statements for the six months ended June 30, 2018 using the above criteria, and the 2017 comparative financial statements have not been restated.

(i)

The new financial instrument standards do not have a material impact on the shareholders’ equity of the Group’s consolidated financial statements. The impact of the Group’s first implementation of the standard on other related items in the financial statements is as follows:

Prior year financial instrument guidelines			New financial instrument guidelines
Account	Measurement category	Book value	Account	Measurement category	Book value
Bank	Amortized cost	9,504,266	Bank	Amortized cost Fair value through profit or loss	9,504,266 —
Notes receivable and accounts receivable	Amortized cost	3,426,439	Notes receivable and accounts receivable	Amortized cost Fair value through profit or loss	3,426,439 —
Other receivables	Amortized cost	71,550	Other receivables	Amortized cost	71,550

As of December 31, 2017 and January 1, 2018, the Group did not designate financial assets that are measured at fair value through profit or loss.

(ii)

On January 1, 2018, the Group’s impairment of financial assets measured at amortized cost was measured in accordance with the requirements of the new financial instruments. The estimated loss provision was not significantly different from the provision for bad debts under the original standard.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

3	Taxation

The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax	Taxable income	25%

Value added tax (“VAT”)	Taxable value added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of current year)	6%, 10%, 11%, 16% and 17%

Consumption tax	Taxable sales amount	Gasoline: RMB2,110 per ton;
Diesel oil: RMB1,411 per ton

City maintenance and construction tax	Consumption tax payable, business tax payable and VAT payable	1% and 7%

According to the Notice of the Ministry of Finance and the State Administration of Taxation on Printing and Distributing the Adjustment of VAT Rate (Cai Shui [2018] No. 32), since May 1, 2018, the Company has incurred VAT taxable sales or imported goods or lease property. For the 17% and 11% tax rates, the tax rates are adjusted to 16% and 10% respectively.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	30 June 2018 (Unaudited)	31 December 2017
Cash on hand	6	11
Cash at bank	12,611,988	7,504,202
Other cash balances	2,000,069	2,000,053

	14,612,063	9,504,266

As at 30 June 2018, other cash balances of RMB2,000,000 thousand represents deposits of the Company above six months (Unaudited) (December 31, 2017: RMB2,000,000 thousand).

(2)	Derivative financial assets and derivative financial liabilities

	30 June 2018 (Unaudited)	31 December 2017
Derivative financial assets—
Forward foreign exchange contract	6,472	—
Foreign exchange option contract	1,312	—

	7,784	—

Derivative financial liabilities—
Forward foreign exchange contract	—	1,516

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

(3)	Notes receivable and accounts receivable

	30 June 2018 (Unaudited)	31 December 2017
Notes receivable (a)	820,858	1,151,053
Accounts receivable (b)	3,069,720	2,275,386

	3,890,578	3,426,439

(a) Notes receivable

	30 June 2018 (Unaudited)	31 December 2017
Bank acceptance notes	820,858	1,151,053

All of the above notes held are short-term acceptance notes due within six months. No notes receivables, included in the above, were pledged or transferred to accounts receivable due to non- performance of the issuers as at 30 June 2018 and as at 30 June 2017 (Unaudited).

(i)	As at 30 June 2018, the Group had no pledged bank acceptance notes (Unaudited) to issue letters of credit (30 June 2017: Nil).

(ii)	As at 30 June 2018, balance of notes receivable from related parties to the Group is RMB35,562 thousands (Unaudited) (December 31, 2017: RMB60,574 thousands) (Notes 7 (6)).

(iii)	As at 30 June 2018, unmatured notes receivable that have been endorsed or discounted by the Group is as follows (Unaudited):

	Derecognized	Not derecognized
Bank acceptance notes (Note 4(16))	1,308,055	40,000

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(3)	Notes receivable and accounts receivable (continued)

(b)	Accounts receivable

	30 June 2018 (Unaudited)	31 December 2017
Amounts due from related parties (Note 7(6))	2,194,766	1,888,906
Amounts due from third parties	875,016	386,517

	3,069,782	2,275,423
Less: provision for bad debts	(62)	(37)

	3,069,720	2,275,386

(i)	As at 30 June 2018, the top five accounts receivable are summarized as follows (Unaudited):

	Amount	Provision for bad debts	Percentage of total accounts receivable (%)
Total amount of the top five accounts receivable	2,421,182	—	78.87%

(ii)

During the six months ended 30 June 2018, the Group derecognized accounts receivable balance due to transfer of financial assets is RMB2,228,125 thousands (Unaudited) (During the six months ended 30 June 2017: RMB2,758,970 thousands (Unaudited)), financial expense included RMB9,527 thousands (Unaudited) (During the six months ended 30 June 2017: RMB9,969 thousands (Unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(3)	Notes receivable and accounts receivable (continued)

(c)	Provision for bad debts

	30 June 2018 (Unaudited)	31 December 2017
Provision for bad debts of accounts receivable	62	37

(i)	As at 30 June 2018, the Group has no separate provision of bad debt receivables and accounts receivable (Unaudited).

(ii)	As at 30 June 2018, notes receivables and accounts receivable by categories are analysed as follows (Unaudited):

Bank acceptance notes:

As at 30 June 2018, The group measures the bad debt provision according to the expected credit loss of the entire duration. The relevant amount is not significant. The group believes that the bank acceptance notes do not have significant credit risk and will not cause significant loss due to the bank default (Unaudited).

Accounts receivable:

	30 June 2018 (Unaudited)
	Book value	Provision for bad debts
	Amount	Provision rate	Amount
Within one year	3,069,652	—	—
Over one year but within two years	81	29.63%	24
Over two years but within three years	28	60.71%	17
Over three years	21	100.00%	21

	3,069,782		62

(iii)	As at 30 June 2018, the Group had no accounts receivable pledged (Unaudited) (December 31, 2017: Nil).

(iv)

During the six months ended 30 June 2018, the Group had no accounts receivable with    fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years (Unaudited).

(d)	The Group had no material accounts receivable that are written off during the year (Unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Other receivables

	30 June 2018 (Unaudited)	31 December 2017
Amounts due from related parties (Note 7(6))	8,755	3,990
Amounts due from third parties	17,829	15,583
Interest receivable	90,407	52,993
Dividend receivable from joint ventures (Note 7(6))	2,775	—

	119,766	72,566
Less: provision for bad debts	(424)	(1,016)

	119,342	71,550

(a)	Loss provisions and changes in the carrying balance

	The first stage					The third stage		Total
	Expected credit losses in the next 12 months (Category)		Expected credit losses in the next 12 months (Single item)		Subtotal	Expected credit loss for the entire duration (occurred credit impairment)
	Book balance	Bad debt provision	Book balance	Bad debt provision	Bad debt provision	Book balance	Bad debt provision	Bad debt provision
31 December 2017	72,566	1,016	—	—	1,016	—	—	1,016
Changes in accounting policies	—	—	—	—	—	—	—	—
1 January 2018	72,566	1,016	—	—	1,016	—	—	1,016
Addition	—	20	—	—	20	—	—	20
Reverse	—	(612)	—	—	(612)	—	—	(612)

30 June 2018 (Unaudited)	119,766	424	—	—	424	—	—	424

As at 30 June 2018, other receivables in the group are all at the first stage. There is no major credit risk and no major loss by the default of the other party. The group measures the bad debt provision according to the amount of overdue credit loss in the next 12 months (Unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Other receivables (continued)

(b)

During the six months ended 30 June 2018, the provision for bad debts is RMB20 thousands; The amount of write-off or write-back of bad debts is RMB612 thousands, the amount value is RMB612 thousands (Unaudited).

(c)	The Group had no material other receivable that are written off during the year (Unaudited).

(d)	As at 31 December 2017, the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
Ping An Bank	Interest receivable	22,546	Within one year	18.83%	—
Ning Bo Bank	Interest receivable	17,216	Within one year	14.37%	—
Pu Fa Bank	Interest receivable	14,688	Within one year	12.26%	—
Guang Da Bank	Interest receivable	13,131	Within one year	10.96%	—
Shanghai Bank	Interest receivable	11,603	Within one year	9.69%	—

		79,184		66.11%

(5)	Advances to suppliers

	30 June 2018 (Unaudited)	31 December 2017
Amounts advance to related parties (Note 7(6))	28,568	21,938
Amounts advance to third parties	5,630	5,599

	34,198	27,537

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(5)	Advances to suppliers (continued)

(a)	The ageing of advances to suppliers is analysed as follows:

	30 June 2018 (Unaudited)		31 December 2017
	Amount	% of total balance	Amount	% of total balance
Within one year	34,198	100.00%	27,537	100.00%

(b)	As at 30 June 2018, the total amount of the top five advances to suppliers are summarized as follows (Unaudited):

	Amount	Percentage of total advances to suppliers (%)
Total amount of the top five advances to suppliers	30,540	89.30%

(6)	Inventories

(a)	Inventories by categories are as follows:

	30 June 2018 (Unaudited)			31 December 2017
	Book value	Provision for declines in the value of inventories	Carrying amount	Book value	Provision for declines in the value of inventories	Carrying amount
Raw materials	4,335,973	(841)	4,335,132	4,265,699	(841)	4,264,858
Work in progress	1,238,840	(48,863)	1,189,977	951,493	(47,180)	904,313
Finished goods	1,576,802	(10,954)	1,565,848	1,265,964	(19,270)	1,246,694
Spare parts and consumables	224,273	(78,201)	146,072	259,934	(78,201)	181,733

	7,375,888	(138,859)	7,237,029	6,743,090	(145,492)	6,597,598

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(6)	Inventories (continued)

(a)	Provision for declines in the value of inventories is analysed as follows:

	31 December 2017	Increases	Decreases	30 June 2018 (Unaudited)
Raw materials	841	—	—	841
Work in progress	47,180	5,058	(3,375)	48,863
Finished goods	19,270	5,097	(13,413)	10,954
Spare parts and consumables	78,201	—	—	78,201

	145,492	10,155	(16,788)	138,859

(b)	Provision for declines in the value of inventories are analysed as follows:

	Basis for determining net realisable value	Main reasons for reversal/write-off (Unaudited)
Raw materials	Not applicable	Not applicable

Work in progress	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	Sold in current year

Finished goods	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Sold in current year

Spare parts and consumables	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Not applicable

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(7)	Other current assets

	30 June 2018 (Unaudited)	31 December 2017
VAT deductible	28,426	13,735
Catalyst – the current part (Note 4(13))	186,735	212,926
Entrusted Loan	—	12,000

	215,161	238,661

(8)	Long-term equity investments

	30 June 2018 (Unaudited)	31 December 2017
Joint Ventures (a)	244,295	212,249
Associates (b)	4,976,976	4,379,795
	5,221,271	4,592,044
Less: provision for impairment of long-term equity investment	—	—

	5,221,271	4,592,044

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(8)	Long-term equity investments (continued)

(a)	Joint Ventures

		Current year movement
	31 December 2017	Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current year	Impairment provision	30 June 2018 (Unaudited)
Joint ventures of subsidiaries
Shanghai petrochemical equipment inspection and testing Company Limited (“Jianyanjiance”)	—	7,979	284	—	—	8,263
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	49,972	—	(188)	—	—	49,784
BOC-SPC Gases Company Limited (“BOC”)	162,277	—	23,971	—	—	186,248

	212,249	7,979	24,067	—	—	244,295

Interests in joint ventures, refer to Note 5(2).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(8)	Long-term equity investments (continued)

(b)	Associates

		Current year movement
	31 December 2017	Additional/ negative investment	Net profit/(loss) adjusted by equity method	Cash dividends declared in current year	Impairment provision	Change in other equity	30 June 2018 (Unaudited)
Associates of the Company
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	2,644,475	—	533,713	—	—	344	3,178,532
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	1,576,234	—	76,110	—	—	(5,063)	1,647,281
Associates of subsidiaries Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	66,473	—	(1,440)	—	—	—	65,033
Shanghai Azbil Automation Company Limited (“Azbil”)	47,910	—	6,234	(10,360)	—	—	43,784
Others	44,703	—	3,718	(6,075)	—	—	42,346

	4,379,795	—	618,335	(16,435)	—	(4,719)	4,976,976

Interests in associates, refer to Note 5(2).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(9)	Investment properties

Buildings
Cost 30 June 2018 (Unaudited) and 31 December 2017	594,135

Accumulated depreciation 31 December 2017	202,869
Depreciation charged in current year	7,264

30 June 2018 (Unaudited)	210,133

Carrying amount 30 June 2018 (Unaudited)	384,002

31 December 2017	391,266

During the six months ended 30 June 2018, depreciation charges amounted to RMB7,264 thousands (Unaudited) (During the six months ended 30 June 2017: RMB6,579 thousands (Unaudited)), without impairment provided (Unaudited) (During the six months ended 30 June 2017: Nil (Unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(10)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost 30 December 2017	3,749,844	42,333,958	1,924,285	48,008,087
Reclassification	599	1,625	(2,224)	—
Additions	—	—	58	58
Transfer from construction in progress (Note 4(11))	—	23,742	13,815	37,557
Decrease	(155)	(104,745)	(10,776)	(115,676)
Disposals	—	—	(6,283)	(6,283)
30 June 2018 (Unaudited)	3,750,288	42,254,580	1,918,875	47,923,743
Accumulated depreciation 31 December 2017	2,349,742	29,943,833	1,533,644	33,827,219
Reclassification	103	1,824	(1,927)	—
Charge for the period	43,447	706,317	33,222	782,986
Decrease	(86)	(98,896)	(10,344)	(109,326)
Disposals	—	—	(3,992)	(3,992)
30 June 2018 (Unaudited)	2,393,206	30,553,078	1,550,603	34,496,887
Provision for impairment 31 December 2017	279,099	948,041	61,227	1,288,367
Charge for the period	—	—	—	—
Decrease	—	(475)	(112)	(587)
30 June 2018 (Unaudited)	279,099	947,566	61,115	1,287,780
Carrying amount 30 June 2018 (Unaudited)	1,077,983	10,753,936	307,157	12,139,076
31 December 2017	1,121,003	11,442,084	329,414	12,892,501

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(10)	Fixed assets (continued)

During the six months ended 30 June 2018, the Company and its subsidiaries did not make impairment provision (Unaudited) (During the six months ended 30 June 2017: RMB18,874 thousands (Unaudited)) against these property, plant and equipment.

As at 30 June 2018 (Unaudited) and 31 December 2017, the Group had no pledged fixed assets.

During the six months ended 30 June 2018, the depreciation expenses amounted to RMB782,986 thousands (Unaudited) (During the six months ended 30 June 2017: RMB799,155 thousands). The depreciation expenses charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB739,033 thousands (Unaudited), RMB4,619 thousands (Unaudited), and RMB39,334 thousands (Unaudited), respectively (During the six months ended 30 June 2017: RMB754,633 thousands (Unaudited), RMB4,693 thousands (Unaudited), and RMB39,829 thousands (Unaudited), respectively).

The amount of fixed assets transferred from construction in progress was RMB37,557 thousands (Unaudited) (During the six months ended 30 June 2017: RMB156,621 thousands (Unaudited)).

(11)	Construction in progress

	30 June 2018 (Unaudited)			31 December 2017
		Provision for	Carrying		Provision for	Carrying
	Original cost	impairment	amount	Original cost	impairment	amount
Construction in progress	1,125,253	(10,175)	1,115,078	1,011,293	(10,175)	1,001,118

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(11)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows:

				Transferred to
			Increase in	fixed assets in		Percentage of		Accumulative	Current year	Current year
		31 December	current	current year	30 June 2018	actual cost to		capitalized	capitalized	borrowing cost
Projects name	Budget	2017	year	(Note 4(10))	(Unaudited)	budget	Project progress	borrowing costs	borrowing costs	capitalizing rate	Source of funds
100,000 tons/year EVA production plant	1,131,520	236,907	—	—	236,907	20.94%	20.94%	1,081	—	—	Equity funds and borrowings
Oil cleaning project	794,640	7,992	10,565	—	18,557	2.34%	2.34%	—	—	—	Equity funds
Cogeneration unit emission reduction project	288,981	52,707	1,139	(1,202)	52,644	60.60%	95.00%	110	—	—	Equity funds and borrowings
Shanghai Petrochemical third circuit 220KV power into the project	240,730	112,887	—	—	112,887	46.89%	46.89%	—	—	—	Equity funds
2 # olefin cracking furnace low nitrogen combustion transformation project	120,929	1,915	6,705	—	8,620	71.26%	90.00%	381	—	—	Equity funds and borrowings
Thermal Power fuel tank closed rectification project	99,800	1,694	2,859	(12)	4,541	79.01%	95.00%	110	—	—	Equity funds and borrowings
Thermoelectric Department No. 3, No. 4 furnace emission standards for	98,820	29,994	7,528	(3,583)	33,939	38.04%	60.00%	—	—	—	Equity funds
renovation project
Storage and transportation of light oil storage tank and Zhanqiao oil and gas	65,257	20,988	15,316	(72)	36,232	55.63%	70.00%	—	—	—	Equity funds
recovery project
Storage and transportation of High sulfur torch system optimization and	44,234	—	7,534	—	7,534	17.03%	17.03%	—	—	—	Equity funds
renovation project
Storage and Transportation Department Asphalt Tank Area Odor Control Project	39,000	19,000	461	(1,095)	18,366	49.90%	90.00%	—	—	—	Equity funds
Aromatic hydrocarbon heater CEMS monitoring system project to the flue gas	26,705	15,785	297	(55)	16,027	60.22%	60.22%	—	—	—	Equity funds
of heating furnace
Infrastructure project of the ministry of olefin	—	47,077	3,976	—	51,053	—	—	—	—	—	Equity funds
Operation project of Storage and transportation	—	44,676	9,116	(61)	53,731	—	—	—	—	—	Equity funds
Oil refining equipment renewal project	—	39,076	2,605	(12,432)	29,249	—	—	—	—	—	Equity funds
The equipment renewal project of the thermoelectric department	—	36,836	984	—	37,820	—	—	—	—	—	Equity funds
Energy conservation and environmental protection project of	—	36,046	6,168	(21)	42,193	—	—	—	—	—	Equity funds
aromatics department
Safety trouble management project of storage and transportation department	—	27,368	1,838	(2)	29,204	—	—	—	—	—	Equity funds
Production and operation project of oil refining department	—	22,672	4,440	(77)	27,035	—	—	—	—	—	Equity funds
System upgrade development project	—	30,487	1,287	(155)	31,619	—	—	—	—	—	Equity funds
Equipment renewal project of utility department	—	18,683	944	(974)	18,653	—	—	—	—	—	Equity funds
Company security risk management project	—	17,545	2,627	—	20,172	—	—	—	—	—	Equity funds

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(11)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows (continued):

				Transferred to
			Increase	fixed assets in		Percentage of		Accumulative	Current year	Current year
		31 December	in current	current year	30 June2018	actual cost to		capitalized	capitalized	borrowing cost
Projects name	Budget	2017	year	(Note 4(10))	(Undudited)	budget Project progress		borrowing costs	borrowing costs	capitalizing rate	Source of funds
Update project of olefin equipment	—	13,202	1,258	—	14,460	—	—	—	—	—	Equity funds
Equipment renewal project of aromatics department	—	11,834	310	—	12,144	—	—	—	—	—	Equity funds
Equipment update project of acrylic department	—	10,639	4,049	(3,991)	10,697	—	—	—	—	—	Equity funds
Infrastructure project of chemical ministry	—	10,175	377	—	10,552	—	—	—	—	—	Equity funds
Storage and transportation department equipment update project	—	9,337	123	(2,505)	6,955	—	—	—	—	—	Equity funds
Energy conservation and environmental protection project of oil refining department	—	7,008	1,303	(89)	8,222	—	—	—	—	—	Equity funds
Energy conservation and environmental protection projects of the ministry of environmental protection	—	11,161	12,636	(4,279)	19,518	—	—	—	—	—	Equity funds
Other Business Unit Minor Project	—	117,602	45,072	(6,952)	155,722	—	—	—	—	—	Equity funds

		1,011,293	151,517	(37,557)	1,125,253

Less: provision for impairment		(10,175)	—	—	(10,175)

		1,001,118	151,517	(37,557)	1,115,078			1,682

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(11)	Construction in progress (continued)

During the six months ended 30 June 2018, the Group has no capitalised borrowing costs (Unaudited) (During the six months ended 30 June 2017: RMB194 thousands (Unaudited)) on qualifying assets.

As at 30 June 2018 (Unaudited) and 31 December 2017, the Group ceased the construction of 50,000 tons per year ethanolamine project and fully provided impairment for this project at its carrying amounts of RMB10,175 thousands.

(12)	Intangible assets

	Other intangible
	Land use rights	assets	Total
Cost 30 June 2018 (Unaudited) and 31 December 2017	725,152	95,370	820,522

Accumulated amortization 31 December 2017	350,980	71,881	422,861
Charge in current year	7,407	1,461	8,868

30 June 2018 (Unaudited)	358,387	73,342	431,729

Carrying amount 30 June 2018 (Unaudited)	366,765	22,028	388,793

31 December 2017	374,172	23,489	397,661

During the six months ended 30 June 2018, amortization expenses of intangible assets amounted to RMB8,688 thousands (Unaudited) (During the six months ended 30 June 2017: RMB8,706 thousands (Unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(13)	Long-term prepaid expenses

	31 December 2017	Increase	Amortisation	30 June 2018 (Unaudited)
Catalysts	551,608	59,298	(121,824)	489,082
Lease holding improvements	10,096	—	(555)	9,541
Others	810	—	(215)	595

	562,514	59,298	(122,594)	499,218

Less: within one year	(212,926)			(186,735)

	349,588			312,483

(14)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	30 June 2018 (Unaudited)		31 December 2017
	Deductible temporary differences and deductible losses	Deferred tax assets	Deductible temporary differences and deductible losses	Deferred tax assets
Provision for bad debts and
inventory	91,443	22,860	98,031	24,507
Provision for impairment of
fixed assets	801,188	200,297	801,775	200,444
Difference in depreciation	(495,117)	(123,779)	(461,980)	(115,495)
Provision for impairment of
construction in progress	10,175	2,544	10,175	2,544
Share-based payments	—	—	15,263	3,816
Other deferred tax assets	33,223	8,306	34,310	8,578

	440,912	110,228	497,574	124,394

Including:
To be recovered within 12
months		17,342		37,053
To be recovered over 12
months		92,886		87,341

		110,228		124,394

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(b)	Deferred tax liabilities before offsetting

	30 June 2018 (Unaudited)		31 December 2017
	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities
Capitalized borrowing costs	(17,464)	(4,366)	(20,349)	(5,087)
Fair value changes in
financial assets	(7,784)	(1,946)	—	—

	(25,248)	(6,312)	(20,349)	(5,087)

Including:
To be recovered within 12
months		(3,388)		(1,513)
To be recovered over 12
months		(2,924)		(3,574)

		(6,312)		(5,087)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	30 June	31 December
	2018 (Unaudited)	2017
Deductible temporary differences	535,334	535,946
Deductible losses	397,564	607,753

	932,898	1,143,699

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(14)	Deferred tax assets and deferred tax liabilities (continued)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows: (continued)

As accounting policies stated in Note 2(26), it is not probable that future taxable income against which the deductible temporary differences and deductible losses can be utilised in Zhejiang Jinyong Acrylic Fibre Company Limited (“Jinyong”) of the Company, such subsidiaries have not recognised deferred tax assets.

As at 30 June 2018, Zhejiang Jinyong Acrylic Fibre Company Limited (“Jinyong”) has not recognised deferred tax assets in respect of its fixed assets impairment provision of RMB456,623 thousands and inventory provision of RMB47,582 thousands (Unaudited) (31 December 2017: RMB456,623 thousands, RMB47,582 thousands respectively).

As at 30 June 2018, other subsidiaries of the Company have not recognised deferred tax assets    of RMB31,129 thousands (Unaudited) (31 December 2017: RMB31,741 thousands).

As accounting policies stated in Note 2(26), the Group not recognised deferred tax assets as it is not probable that future taxable profit against which the losses can be utilized will be available for the Group pursuant to latest tax laws, these accumulated losses will expire from 2018 to 2023.

	30 June 2018 (Unaudited)	31 December 2017
Jinyong	319,351	319,282
Shanghai Golden Conti Petrochemical Company Limited (“Jindi”)	–	215,231
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	45,279	40,114
Shanghai Jinshan Hotel Company Limited (“Jinshan Hotel”)	32,934	33,126

	397,564	607,753

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	30 June 2018 (Unaudited)	31 December 2017
2018	44,552	63,733
2019	39,643	70,723
2020	63,364	140,591
2021	44,872	89,376
2022	199,899	243,330
2023	5,234	–
	397,564	607,753

(e)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	30 June 2018 (Unaudited)		31 December 2017
	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets – net	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets – net
Deferred tax assets	(4,366)	105,862	(5,087)	119,307
Deferred tax liabilities	4,366	(1,946)	5,087	–

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Provision for assets impairment

		Accounting			Decrease in the period			30 June 2018
	31 December 2017	policy changes	1 January 2018	Increase in the period	Reversal	Sold	write-off	(Unaudited)
Bad-debt provision of notes receivables and account receivables (Note 4(3))	37	—	37	25	—	—	—	62
Including: Single provision for bad debts	—	—	—	—	—	—	—	—
Combined provision for bad debts	37	—	37	25	—	—	—	62
Bad-det provision for other receivables (Note 4)	1,016	—	1,016	20	(612)	—	—	424

Subtotal	1,053	—	1,053	45	(612)	—	—	486

Impairment provison for inventory (Note 4(6))	145,492	—	145,492	10,155	—	(16,788)	—	138,859
Impairment provision for fixed assets (Note 4(10))	1,288,367	—	1,288,367	—	—	—	(587)	1,287,780
Impairment provision for construction in progress (Note 4(11))	10,175	—	10,175	—	—	—	—	10,175

Subtotal	1,444,034	—	1,444,034	10,155	—	(16,788)	(587)	1,436,814

	1,445,087	—	1,445,087	10,200	(612)	(16,788)	(587)	1,437,300

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(16)	Short-term borrowings

	Currency	30 June 2018 (Unaudited)	31 December 2017
Unsecured
– bank borrowings	RMB	1,395,600	606,157

As at 30 June 2018, the weighted average interest rate of short-term borrowings ranged from 1.75% to 4.57% per annum (Unaudited) (31 December 2017: from 1.75% to 4.35% per annum).

On June 30, 2018, the Group discounted bank acceptance bills of RMB40,000 (Note 4(3) (a)) and obtained short-term loans of RMB40,000 (Unaudited).

As at 30 June 2018, there are no short-term borrowings which are due but have not been repaid (Unaudited) (31 December 2017: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(17)	Notes payable and Accounts payable

	30 June 2018 (Unaudited)	31 December 2017
Notes payable (a)	75,325	—
Accounts payable (b)	7,423,611	5,573,281

	7,498,936	5,573,281

(a)	Notes payable

	30 June 2018 (Unaudited)	31 December 2017
Bank acceptance notes	75,325	—

(b)	Accounts payable

	30 June 2018 (Unaudited)	31 December 2017
Related parties (Note 7(6))	4,514,366	3,664,824
Third parties	2,909,245	1,908,457

	7,423,611	5,573,281

As at 30 June 2018 (Unaudited) and 31 December 2017, there are no individually significant accounts payable aged over one year.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(18)	Advances from customers

	30 June 2018 (Unaudited)	31 December 2017
Related parties (Note 7(6))	—	6,408
Third parties	—	470,865

	—	477,273

As at 31 December 2017, balance of advances from customers is mainly payment for goods.

As at 31 December 2017, there are no advances from customers that are individually significant aged over one year.

(19)	Contracts liability

	30 June 2018 (Unaudited)	31 December 2017
Related parties (Note 7(6))	3,158	—
Third parties	401,746	—

	404,904	—

As at 30 June 2018 (Unaudited), there are no contracts liability that are individually significant aged over one year.

As at 1 January 2018, the balance of contracts liability of the Group is RMB477,273 thousands, of which RMB465,706 thousands have been transferred to revenue in 2018.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(20)	Employee benefits payable

	30 June 2018 (Unaudited)	31 December 2017
Short-term employee benefits payable (a)	103,687	103,516
Defined contribution plans payable (b)	23,042	20,443

	126,729	123,959

(a)	Short-term employee benefits payable

	31 December 2017	Increase in current period	Decrease in current period	30 June 2018 (Unaudited)
Wages and salaries, bonuses, allowances and subsidies	—	693,956	(607,443)	86,513
Staff welfare	—	102,263	(102,263)	—
Social insurances	11,719	82,692	(82,067)	12,344
Including: Medical insurance	9,467	61,286	(60,217)	10,536
Work injury insurance	1,249	6,617	(7,166)	700
Maternity insurance	1,003	6,433	(6,328)	1,108
Supplementary medical insurance	—	8,356	(8,356)	—
Housing funds	—	71,049	(71,049)	—
Compensation for lay-off (i)	86,628	13,013	(99,641)	—
Others	5,169	74,420	(74,759)	4,830

	103,516	1,037,393	(1,037,222)	103,687

(i)

During the six months ended 30 June 2018, in accordance with employee reduction plan, employee benefit expenses caused by the Group amounting to RMB13,013 thousands (Unaudited)(During the six months ended 30 June 2017: RMB8,806 thousands and account for non-recurring items (Unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(20)	Employee benefits payable (continued)

(b)	Defined contribution plans payable

	31 December 2017	Increase in the period	Decrease in the period	30 June 2018 (Unaudited)
Basic pensions	19,941	128,854	(126,622)	22,173
Unemployment insurance	502	3,225	(3,173)	554
Supplemental basic pensions	—	35,847	(35,532)	315

	20,443	167,926	(165,327)	23,042

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No. 20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. During the six months ended 30 June 2018, the Group’s contribution to the above two plans amounted to RMB128,854 thousands (Unaudited) and RMB35,487 thousands (Unaudited) respectively (During the six months ended 30 June 2017: RMB123,388 thousands (Unaudited) and RMB34,388 thousands (Unaudited), respectively.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(21)	Taxes payable

	30 June 2018 (Unaudited)	31 December 2017
Consumption tax payable	2,388,200	1,736,886
Enterprise income tax payable	457,290	634,745
Educational surcharge payable	90,842	115,660
City maintenance and construction tax payable	58,876	161,203
Land use tax payable	10,167	27,412
Housing property tax payable	9,662	9,568
Individual income tax payable	8,885	33,867
Environmental tariff payable	4,482	—
Value added tax payable	2,386	563,786
Others	5,233	6,909

	3,036,023	3,290,036

(22)	Other payables

	30 June 2018 (Unaudited)	31 December 2017
Related parties (Note 7(6))	1,690,007	60,455
Third parties	966,652	765,017
Short-term borrowing interests	1,664	864
Common stock dividends (excluding dividends due to related parties)	1,632,830	23,686

	4,291,153	850,022

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(22)	Other payables (continued)

(a)	As at 30 June 2018 (Unaudited), there are no other payables that are individually significant aged over 1 year besides unpaid project guaranty deposit.

(b)	Other payables by categories are analysed as follows:

	30 June 2018 (Unaudited)	31 December 2017
Common stock dividends	3,270,830	23,686
Equipment project	515,186	425,891
Land-transferring fees of Jinyong	206,565	—
Payable to related parties (Except for common stock dividends)	52,007	60,455
Guaranty deposit	33,955	32,203
Accrued expenses	33,822	79,622
Sales discount	30,360	32,646
Deposits	11,691	16,352
Social insurance withholding	10,423	10,107
Others	126,314	169,060

	4,291,153	850,022

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(23)	Deferred income

	31 December 2017	Increase in current period	Decrease in current period	30 June 2018 (Unaudited)	related to assets/ related to income
Government grants project	145,679	5,200	(5,000)	145,879	related to assets

			Decrease
	31 December 2017	Increase in current year	Deduct from Property plant and Equipment	Include in other income	Deduct from general and administrative expenses	Deduct from financial expenses	Include in non- operting income	Deduct from non-operating expense	30 June 2018 (Unaudited)	Related to assets / income
Investment subsidy for Chemical industry park	140,000	—	—	—	—	—	(5,000)	—	135,000	related to assets
Huang gu tang pipeline relocation subsidy	5,679	—	—	—	—	—	—	—	5,679	related to assets
Thermal power energy-saving renovation Subsidy	—	5,200	—	—	—	—	—	—	5,200	related to assets

	145,679	5,200	—	—	—	—	(5,000)	—	145,879

(24)	Share capital

		Increase or decrease in current period
	31 December 2017	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	30 June 2018 (Unaudited)
Non-restricted Shares – Domestic legal persons shares	7,319,177	9,637	—	—	—	9,637	7,328,814
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,814,177	9,637	—	—	—	9,637	10,823,814

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993] 30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York and Shanghai to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state-owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB1 each at an issuing price of RMB2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state-owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(24)	Share capital (continued)

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013. According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

Sinopec Corp. passed the Share Reform Commitment Scheme added up to 3,600,000,000 shares, after deliberation of temporary shareholders’ meeting on 22 October 2013, A share class shareholders’ meeting and H share class shareholders’ meeting.

Since the company share reform, which was executed after 20 August 2013, the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, all the 5,460,000,000 A shares held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had been realized circulation as of 31 December 2016.

On 23 August 2017, the first Share Option Incentive Scheme of A shares was passed according to board resolution. On 27 September 2017, the company increased newly registered capital of RMB14,16,600, which was paid in cash amount to RMB54,579,910 by 199 grantees. The difference between actual capital contribution and registered capital amount to RMB40,403,310 was included in share premium (Note (28)). As at 31 December 2017, total equity capital was 10,814,176,600 shares.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

On 8 January 2018, the second Share Option Incentive Scheme of A shares was passed according to board resolution. On 12 January 2018, the company increased newly registered capital of RMB9,637 thousands, which was paid in cash amount to RMB37,102 thousands by 185 grantees. The difference between actual capital contribution and registered capital amount to RMB27,465 thousands was included in share premium, and carry forward confirmed Share-based payments of RMB17,062 thousands to share premium (Note 4(25)).

As at 30 June 2018, total equity capital was 10,823,813,500 shares (Unaudited).

		Increase or decrease in current year
	31 December 2016	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	31 December 2017
Non-restricted Shares – RMB ordinary A shares listed in PRC	7,305,000	14,177	—	—	—	14,177	7,319,177
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,800,000	14,177	—	—	—	14,177	10,814,177

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(25)	Capital surplus

	31 December 2017	Increase in current period	Decrease in current period	30 June 2018 (Unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payments (a)	30,066	1,990	(17,062)	14,994
Share premium (4(24))	62,319	44,527	—	106,846
Others	49,067	344	—	49,411

	586,307	46,861	(17,062)	616,106

	31 December 2016	Increase in current period	Decrease in current period	30 June 2017 (Unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payments (a)	40,706	8,102	—	48,808
Others	49,067	—	—	49,067

	534,628	8,102	—	542,730

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(a)	Share-based payments

(i)	Summary

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(25)	Capital surplus (continued)

(a)	Share-based payments (continued)

(i)	Summary (continued)

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

As at the grand date, the exercise price of each option was RMB4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares. As at 30 June 2018 (Unaudited), the outstanding share options of each tranche, their exercisable date and exercise price are as follows. These outstanding share options will expire in twelve months after each exercisable date.

Batch	Vesting date	Exercise price per share in RMB	Outstanding shares (Unaudited)
1	6 January 2017	3.85	—
2	6 January 2018	3.85	—
3	6 January 2019	3.85	8,946,900

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(a)	Share-based payments (continued)

(ii)	Changes in number of share options in current year

30 June 2018 (Unaudited)
Outstanding stock options issued in the beginning of the year	19,104,500
Number of share options granted in current year	—
Number of share options exercised in current year	(9,636,900)
Number of share options invalid in current year	(520,700)

Outstanding stock options issued in the end of the year	8,946,900

(iii)	Fair value of share options as at grant date

The total fair value of share options has been valued by an external valuation expert using Black-Scholes valuation model. As at the grant date, the significant inputs into the model were as follows:

Exercise price (Renminbi: Yuan)	4.20
Maturity (years)	5.00
Spot share price (Renminbi: Yuan)	4.51
Expected volatility	41.20%
Dividend yield	1.00%
Risk-free interest rate	3.39	%-3.67%

The total fair value of share options at the grant date was RMB65,412 thousands.

(iv)	Effect of share-based payment transactions on the financial position and financial performance

During six months ended 30 June 2018 (Unaudited)
Total expense recognised for the Equity-settled share-based payment in consolidated income statement	1,990 thousands
Accumulated amount recognised for the Equity-settled share-based payment in capital surplus	14,994 thousands

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(26)	Other comprehensive income (continued)

	Other comprehensive income in Balance Sheet				Other comprehensive income during the six months ended 30 June 2018 in Income Statement (Unaudited)
	31 December 2017	After-tax attributable to the parent company	30 June 2018 (Unaudited)	Current year before income tax amount	Less: Pre- included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income/ (loss) reclassificated in the future
Under the equity method after the invested entity will be reclassified into the share of profits and lossed of other comprehensive income/(loss)	17,403	(5,063)	12,340	(5,063)	—	—	(5,063)	—

	Other comprehensive income in Balance Sheet				Other comprehensive income during the six months ended 30 June 2017 in Income Statement (Unaudited)
	31 December 2016	After-tax attributable to the parent company	30 June 2018 (Unaudited)	Current period before income tax amount	Less: Pre- included other comprehensive income transferred out this period	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income/ (loss) reclassificated in the future
Under the equity method after the invested entity will be reclassified into the share of profits and lossed of other comprehensive income/(loss)	18,213	(552)	17,661	(552)	—	—	(552)	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(27)	Specific reserve

	31 December 2017	Accrued during the period	Utilised during the period	30 June 2018 (Unaudited)
Safety production costs	—	58,218	(32,095)	26,123

	31 December 2016	Accrued during the period	Utilised during the period	30 June 2017 (Unaudited)
Safety production costs	346	46,320	(24,305)	22,361

Specific reserve represents unutilised safety production costs accrued in accordance with state regulations (Note 2(19)).

(28)	Surplus reserve

	31 December 2017	Increase in current period	Decrease in current period	30 June 2018 (Unaudited)
Statutory surplus reserve	5,626,269	—	—	5,626,269
Discretionary surplus reserve	101,355	—	—	101,355

	5,727,624	—	—	5,727,624

	31 December 2016	Increase in current period	Decrease in current period	30 June 2017 (Unaudited)
Statutory surplus reserve	4,999,046	—	—	4,999,046
Discretionary surplus reserve	101,355	—	—	101,355

	5,100,401	—	—	5,100,401

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(28)	Surplus reserve (continued)

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. The Company did not appropriate statutory surplus reserve in current year (Unaudited) (During the six months ended 30 June 2017: Nil (Unaudited)).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current year (Unaudited) (During the six months ended 30 June 2017: Nil (Unaudited)).

(29)	Undistributed profits

	During the six months
	ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Undistributed profits at the beginning of the year	11,110,795	8,296,460
Add: Net profit attributable to equity shareholders of the Company	3,524,131	2,575,479
Less: Ordinary shares dividend payable (a)	(3,247,144)	(2,700,000)

Undistributed profits at the end of the year	11,387,782	8,171,939

Pursuant to the resolution of the shareholders’ meeting on 13 June 2018, a dividend in respect of the year ended 31 December 2013 of RMB0.3 (including tax) per share, amounting to a total dividend of RMB3,247,144 thousands was declared. (During the six months ended 30 June 2017: RMB0.25 per share (including tax), amounting to a total dividend of RMB2,700,000 thousands (Unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(30)	Non-controlling interests

Attributable to the non-controlling interests of the Group:

	30 June 2018 (Unaudited)	31 December 2017
Shanghai Golden Phillips Petrochemical Company Limited (“Jinfei”)	167,919	168,580
China Jinshan Associated Trading Corporation (“Jinmao”)	81,720	78,904
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	44,133	43,834
Jinyong Company	(6,011)	(6,011)

	287,761	285,307

(31)	Revenue and cost of sales

	During the six months
	ended 30 June
	30 June 2018	30 June 2018
	(Unaudited)	(Unaudited)
Main operations revenue	51,986,226	42,864,898
Other operating revenue	201,414	242,052

	52,187,640	43,106,950

	During the six months
	ended 30 June
	30 June 2018	30 June 2018
	(Unaudited)	(Unaudited)
Main operations cost	40,560,888	32,621,884
Other operating cost	146,943	220,087

	40,707,831	32,841,971

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(31)	Revenue and cost of sales (continued)

(a)	Main operations revenue and main operations cost

The principal business of the Group mainly belongs to the petrochemical industry.

Analysis by product is as follows:

	During the six months ended 30 June
	30 June 2018 (Unaudited)		30 June 2017 (Unaudited)
	Main	Main	Main	Main
	operations	operations	operations	operations
	revenue	cost	revenue	cost
Synthetic fibres	1,147,441	1,267,676	1,062,461	1,127,830
Resins and plastics	5,227,305	4,236,819	4,811,255	3,822,509
Intermediate petrochemicals	6,249,148	4,550,039	4,861,394	3,259,968
Petroleum products	26,489,911	17,789,875	19,970,061	12,398,802
Trading of petrochemical products	12,651,718	12,546,663	11,949,099	11,866,164
All others	220,703	169,816	210,628	146,611

	51,986,226	40,560,888	42,864,898	32,621,884

	During the six months ended 30 June (Unaudited)
					Trading of
		Resins and	Intermediate	Petroleum petrochemical
	Synthetic fibres	plastics petrochemicals		products	products	All others	Total
Main operations revenue	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	220,703	51,986,226
Including: at the time point	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	220,703	51,986,226
over the time period	—	—	—	—	—	—	—
Other operating revenue	—	—	—	—	—	201,414	201,414

	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	422,117	52,187,640

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(32)	Taxes and surcharges

	During the six months
	ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)	Tax base and rate
Consumption tax	5,294,844	5,129,889	According to relevant PRC tax regulations, since 1 January 2009, the Group is require to pay consumption tax based on the Group’s sales of gasoline and diesel rate according to the applicable tax rate (Note 3(1))
City maintenance and construction tax	437,972	478,072	1% or 7% of actual payments of consumption , business tax and VAT during the year
Educational surcharge and others	321,246	347,476	5% of actual payments of consumption, business tax and VAT during the year
Land use tax	22,124	19,883	Applicable tax rate
Property tax	14,569	14,484	1.2% of taxable property value or 12% of rental expense
Stamp tax	14,373	15,388	Applicable tax rate
Environmental tax	9,000	—	Applicable tax rate
Others	310	81

	6,114,438	6,005,273

(33)	Selling and distribution expenses

	During the six months
	ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)
Transportation fee	121,455	103,552
Sales commission	72,648	50,595
Storage and logistics expenses	38,850	33,393
Staff costs	28,634	24,632
Others	9,859	10,602

	271,446	222,774

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(34)	General and administrative expenses

	During the six months
	ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)
Repair and maintenance expense	766,352	751,630
Staff costs	451,516	462,757
Depreciation and amortisation	48,202	48,535
Security and fire extinguishment expenses	24,282	10,182
Information system operation maintenance	22,446	20,119
Administrative expenses	20	32,919
Others	81,644	75,594

	1,394,462	1,401,736

(35)	Research and development expenses

	During the six months
	ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)
Equipment technology and technology development	7,289	5,555
Application System Development	1,766	1,929
Others	4,372	3,839

	13,427	11,323

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(36)	Financial expenses – net

	During the six months
	ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)
Interest paid	33,823	23,269
Less: Capitalized borrowing costs	(218,822)	(114,935)
Exchange losses net	1,981	(3,943)
Others	8,801	6,770

	(174,217)	(88,839)

(37)	Expenses by nature

The cost of sales, selling and administrative expenses, general and administrative expenses in the income statements are listed as follows by nature:

	During the six months
	ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)
Changes in inventories of finished goods and work in progress	(604,818)	(489,768)
Consumed raw materials and low value consumables, etc.	26,492,918	19,427,213
Cost of trading products	12,546,663	11,866,164
Employee benefits	1,207,309	1,204,364
Depreciation and amortization expenses	921,712	918,530
Repair and maintenance expenses	766,352	751,630
Transportation expenses	160,305	136,945
Agency commission	72,648	50,595
Security and fire extinguishment expenses	50,979	32,253
Research and development expenses	13,427	11,323
Audit fee	3,900	3,900
Administrative expenses	20	32,919
Others	755,751	531,736

	42,387,166	34,477,804

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(38)	Fair value change income

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
The fair value of derivative financial assets and liabilities changes income	9,300	—

The group does not exist the significant restrictions on the repatriation of investment income.

(39)	Investment income

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Investment income accounted for using the equity method	642,402	560,068
Investment income accounted for disposal of long-term equity
investments (a)	1,622	—
Dispose of long-term foreign exchange contract losses	(7,456)	—
Others	(610)	—

	635,958	560,068

(a)

In April 2018, the Group’s subsidiary company Toufa Company of the Group’s sold 50% of its subsidiary company Shanghai petrochemical equipment inspection and testing Company Limited (Jianyanjiance), the transfer price was RMB9,600,000. The transfer transaction has been approved by the shareholders’ meeting of the Group and other relevant regulatory authorities. After the transaction, the Jianyanjiance company has become a joint venture company of the Toufa company. Toufa Company recognized the investment income RMB1,622,000 (Unaudited).

The group did not exist the significant restriction on the repatriation of investment income.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(40)	Asset impairment losses

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Inventory impairment loss	10,155	17,243
Fixed assets impairment loss	—	18,874
Bad debt provision	—	25

	10,155	36,142

(41)	Credit impairment losses

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Bad debt provision	45	—

(42)	Other income

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)	During the six months ended 30 June 2018 recognized as extraordinary profit and loss of current period (Unaudited)	Related to asset/ related to income
Tax refunds	9,899	2,847	9,899	related to income
Scientific research expenditures subsidy subsidy	—	22,404	—	related to income
Others	3,653	297	3,653	related to income

	13,552	25,548	13,552

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(43)	Assets Impairment loss

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)	During the six months ended 30 June 2018 recognized as extraordinary profit and loss of current period (Unaudited)
Gains from disposal of fixed assets	3,557	2,154	3,557
Loss from disposal of fixed assets	(6,414)	(7,284)	(6,414)

	(2,857)	(5,130)	(2,857)

(44)	Non-operating income

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)	During the six months ended 30 June 2018 recognized as extraordinary profit and loss of current period (Unaudited)
Government grants (a)	31,762	5,000	31,762
Others	382	2,415	382

	32,144	7,415	32,144

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(44)	Non-operating income (continued)

(a)	Government grants mainly include:

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Amortization of deferred income	5,000	5,000
Others	26,762	—

	31,762	5,000

(45)	Non-operating expenses

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)	During the six months ended 30 June 2018 recognized as extraordinary profit and loss of current period (Unaudited)
Allowances	22,585	10,942	22,585
Others	408	2,303	408

	22,993	13,245	22,993

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(46)	Income tax expenses

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Current tax expense for the period based on tax law and regulations	968,281	668,525
Movement of deferred tax	15,391	2,548

	983,672	671,073

The reconciliation from income tax calculated based on the applicable tax rates and total profit presented in the consolidated financial statements to the income tax expenses is listed below:

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Total profit	4,515,157	3,251,226

Income tax expenses calculated at applicable tax rates	1,128,790	812,807
Tax effect of share of profit of investments accounted for using the equity method	(159,653)	(140,017)
Other non-taxable profit	(14,385)	(2,065)
Tax effect of non-deductible expenses	15,135	5,772
Under provision for income tax expense in respect of preceding years	12,678	(14,714)
Realization of deductible temporary difference of the previously unrecognized temporary differences	(153)	—
Utilisation of previously unrecognized tax losses	(48)	(362)
Deductible loss of deferred income tax assets not recognized in the current period	1,308	9,652

Income tax expenses	983,672	671,073

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(47)	Earnings per share

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the consolidated net profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Consolidated net profit attributable to ordinary shareholders of the Company	3,524,131	2,575,479
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,823,225	10,800,000

Basic earnings per share	0.326	0.238

(b)	Diluted earnings per share:

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Diluted consolidated net profit attributable to ordinary shareholders of the parent company	3,524,131	2,575,479
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,823,225	10,800,000
Adjustment for share option incentive (thousands) (i)	2,525	11,923

Diluted weighted average number of the Company’s ordinary shares outstanding (thousands)	10,825,750	10,811,923

Diluted earnings per share	0.326	0.238

(i)

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for half year of 2017) based on the monetary value of the outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(48)	Notes to consolidated cash flow statement

(a)	Cash received relating to other operating activities

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Subsidy income	35,059	25,548
Others	342	2,415

	35,401	27,963

(b)	Cash paid relating to other operating activities

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Agency commissions	72,648	50,595
Security and fire extinguishment expenses	50,979	32,253
Storage and logistics expenses	38,850	33,393
Allowance subsidies	22,993	13,246
Information system operation and maintenance expenses	22,446	20,181
Research and development costs	13,427	11,323
Administrative expenses	20	32,919
Others	95,204	25,757

	316,567	219,667

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(48)	Notes to consolidated cash flow statement (continued)

(c)	Cash received relation to other investment activities

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Six-month deposit receipts	2,000,000	500,000
Interest income	181,408	83,599

	2,181,408	583,599

(d)	Cash paid relation to other investment activities

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Six-month time deposit payment	2,000,000	500,000
Others	8,066	—

	2,008,066	500,000

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(49)	Supplementary materials to consolidated cash flow statement

(a)	Reconciliation from net profit to cash flows from operating activities

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Net profit	3,531,485	2,580,153
Add: Provisions for assets impairment	10,155	36,142
Credit impairment loss	45	—
Depreciation of investment properties	7,264	6,579
Depreciation of fixed assets	782,986	799,155
Amortisation of intangible assets	8,868	8,706
Amortisation of long-term prepaid expenses	122,594	104,090
Losses on disposal of fixed assets	2,857	5,130
Loss arising from changes in fair value	(9,300)	—
Financial expenses-net	(228,462)	(96,457)
Investment income	(635,958)	(560,068)
Decrease in deferred tax assets	13,445	2,548
Increase in deferred tax liabilities	1,946	—
Decrease in deferred income	(5,000)	(5,000)
Increase in inventories	(649,586)	(874,703)
Increase in operating receivables	(551,475)	(234,198)
Increase in operating payables	1,797,427	556,586
Increase in specific reserve	26,123	22,015
Share-based payments expense	1,990	8,102

Net cash flows generated from operating activities	4,227,404	2,358,780

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(49)	Supplementary materials to consolidated cash flow statement (continued)

(b)	Net increase in cash and cash equivalents

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Cash and cash equivalents at the end of the year	12,612,063	7,955,926
Less: cash and cash equivalents at the beginning of the year	(7,504,266)	(5,440,623)

Net increase in cash and cash equivalents	5,107,797	2,515,303

(c)	Cash and cash equivalents

	30 June 2018 (Unaudited)	31 December 2017
Cash
Including: Cash on hand	6	11
Bank deposits available on demand	12,611,988	7,504,202
Other monetary fund available on demand	69	53

Cash and cash equivalents at the end of the year	12,612,063	7,504,266

(50)	Foreign monetary items

	30 June 2018 (Unaudited)
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand – USD	97,798	6.6166	647,093

Account receivables – USD	120,688	6.6166	798,544

Account payables – USD	347,527	6.6166	2,299,447

Other payable – USD	8	6.6166	53

Advance from customers – USD	2,590	6.6166	17,137

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Interests in other entities

(1)	Interests in subsidiaries

(a)	Main components of the Group

	Main business	Place of	Principal	Percentage of equity		Way of
	area	registry	activities	directly held	indirectly	acqusition
Toufa	Shanghai	Shanghai	Investment	100.00%	—	Establish
Jinmao Company	Shanghai	Shanghai	Trading	67.33%	—	Establish
Jinchang	Shanghai	Shanghai	Manufacturing	—	74.25%	Establish
Jinfei	Shanghai	Shanghai	Manufacturing	—	60.00%	Establish
Jinyong	Zhejiang Ningbo	Zhejiang Ningbo	Manufacturing	75.00%	—	Investment
Jinmao International	Shanghai	Shanghai	Trading	—	67.33%	Establish

(b)	As at 30 June 2018 (Unaudited) and 31 December 2017, attributable to non-controlling interests of subsidiaries’ non-controlling shareholders were not significant (Note 4(30)).

(c)

During the six months ended 30 June 2018, Jindi, subsidiary of the group, has been merged by Toufa, the name changed to Shanghai Petrochemical Investment Development Company Limited. As at 30 June 2018, Jindi has completed business and tax registration cancellation (Unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

(2)	Interests in joint ventures and associates

(a)	Nature of interest in major joint ventures and associates

	Place of main	Place of		Whether it is strategic to group	% of ownership interest
	business	registry	Principal activities	activities	Directly	Indirectly
Joint ventures – BOC	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Jianyanjiance	Shanghai	Shanghai	Inspection and testing service	Yes	—	50.00%
Yangu Gas	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Associates – Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00%	—
Chemical Industry	Shanghai	Shanghai	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Yes	38.26%	—
Jinsen	Shanghai	Shanghai	Production of resins products	Yes	—	40.00%
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products	Yes	—	40.00%

Set out below are the summarised financial information for the above companies which are accounted for using the equity method.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(b)	Summarised financial information for major joint ventures

	30 June 2018 (Unaudited)			31 December 2017
	BOC	Jianyanjiance (Note (39))	Yangu Gas	BOC	Yangu Gas
Current Assets	218,444	18,986	56,479	148,044	52,253
Including: Cash and cash equivalents	152,811	12,882	40,796	81,288	37,541
Non-current Assets	218,062	2,177	49,600	241,323	53,556
Total Assets	436,506	21,163	106,079	389,367	105,809
Total liabilities	(42,990)	(4,638)	(6,513)	(40,291)	(5,868)
Net Assets	393,516	16,525	99,566	349,076	99,941
Net assets calculated by proportion of shareholding (i)	196,758	8,263	49,784	174,538	49,972
Adjustment – unrealized downstream transactions	(10,510)	—	—	(12,261)	—
Book value of joint ventures	186,248	8,263	49,784	162,277	49,972

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(b)	Summarised financial information for major joint ventures (continued)

	During the six months ended 30 June
	2018 (Unaudited)			2017 (Unaudited)
	BOC	Jianyanjiance (Note (39))	Yangu Gas	BOC	Jinpu (ii)	Yangu Gas
Revenue	212,221	5,166	29,806	193,059	13,848	280,556
Financial (expense)/income – net amount	(541)	(9)	(258)	(79)	(533)	(128
Income tax	14,813	189	—	9,594	—	—
Net profit/(loss)	44,440	568	(375)	27,961	(6,605)	96
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income/ (loss)	44,440	568	(375)	27,961	(6,605)	96
Dividends declared by joint venture	—	—	—	22,000	—	—

(i)

The group calculated shares of assets by its shareholding ratio, based on the amount from financial statements in joint ventures. The amount in financial statements of joint ventures based on the impacts of identifiable assets when obtained investment, fair value of liabilities, and consistency of accounting policies.

(ii)	The group disposed Jinpu in 2017.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(c)	Summarised financial information for major associates

	30 June 2018 (Unaudited)				31 December 2017
	Shanghai	Chemical			Shanghai	Chemical
	Secco	Industry	Jinsen	Azbil	Secco	Industry	Jinsen	Azbil
Current Assets	12,971,106	3,787,818	107,703	178,040	11,601,793	3,615,350	105,178	168,675
Including: Cash and cash equivelants	8,767,326	2,024,976	28,411	90,639	7,205,477	1,976,907	53,206	74,546
Non-current Assets	5,544,260	3,563,356	69,428	3,010	5,842,119	3,464,023	73,623	2,829
Total Assets	18,515,366	7,351,174	177,131	181,050	17,443,912	7,079,373	178,801	171,504
Current Liabilities	(2,575,148)	(1,483,112)	(14,548)	(71,590)	(4,173,984)	(1,358,611)	(12,618)	(51,729)
Non-current liabilities	—	(652,100)	—	—	—	(690,497)	—	—
Total liabilities	(2,575,148)	(2,135,212)	(14,548)	(71,590)	(4,173,984)	(2,049,108)	(12,618)	(51,729)
Net Assets	15,940,218	5,215,962	162,583	109,460	13,269,928	5,030,265	166,183	119,775
Net assets calculated by proportion of shareholding (i)	3,188,044	1,995,627	65,033	43,784	2,653,987	1,924,580	66,473	47,910
Adjustment-internal unrealized transaction offset	(9,512)	—	—	—	(9,512)	—	—	—
Adjustment (ii)	—	(348,346)	—	—	—	(348,346)	—	—
Book value of associates	3,178,532	1,647,281	65,033	43,784	2,644,475	1,576,234	66,473	47,910

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Interests in other entities (continued)

(2)	Interests in associates (continued)

(c)	Summarised financial information for major associates (continued)

	During the six months ended 30 June
	2018 (Unaudited)				2017 (Unaudited)
	Shanghai	Chemical			Shanghai	Chemical
	Secco	Industry	Jinsen	Azbil	Secco	Industry	Jinsen	Azbil
Revenue	15,781,825	1,195,885	106,769	125,049	14,321,141	1,284,017	87,371	102,185
Net profit/(loss)	2,668,567	198,929	(3,600)	15,585	2,359,400	176,024	(8,174)	11,062
Other comprehensive income	—	(13,232)	—	—	—	(1,442)	—	—
Total comprehensive income	2,668,567	185,697	(3,600)	15,585	2,359,400	174,582	(8,174)	11,062
Dividends declared by associates	—	—	—	10,360	421,120	—	—	6,800

(i)

The group calcucated shares of assets by its shareholding ratio, baesd on the amount from financial statements in associates. The amount in financial statements of associates based on the impacts of identifiable assets when obtained invenstment, fair value of liabilities, and consistency of accouing policies.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

(2)	Interests in associates (continued)

(d)	Summarised financial information for immaterial associates

	During the six months
	ended 30 June
	(Unaudited)
	2018	2017
Total net book value of long-term investment as at 30 June	42,346	42,676
Total amount calculated by proportion of shareholding
Net profit (i)	3,718	3,905
Other comprehensive income (i)	—	—
Total comprehensive income	3,718	3,905
Dividends declared by immaterial associates	6,075	9,434

(i)

Net profit and other comprehensive income had considered the fair value of assets and liabilities at the acquisition date and the adjustment for differences in accounting policies between the Group and the associates.

6	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in summary of significant accounting policies and accounting estimates. The transfer price of intersegment is recognised with cost plus profit method.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Interests in other entities (continued)

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)

The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)

The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)

The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vi)

All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rental, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash and cash equivalents and its related interest income, investment properties and related depreciation expense, interest-bearing borrowings, interest expenses, and corporate assets and related expenses.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

(a)	Segment information as at end 30 June 2018 (Unaudited) and during the six months ended 30 June 2018 (Unaudited) are as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	422,117	—	—	52,187,640
Inter-segment revenue	—	67,147	6,536,952	4,998,156	564,365	349,982	—	(12,516,602)	—
Cost of sales	(1,267,676)	(4,236,819)	(4,550,039)	(17,789,875)	(12,546,663)	(316,759)	—	—	(40,707,831)
Interest income	—	—	—	—	—	—	218,822	—	218,822
Interest expenses	—	—	—	—	—	—	(33,823)	—	(33,823)
Investment income from associates and joint ventures	—	—	—	—	—	—	635,958	—	635,958
Asset impairment losses	(5,058)	(278)	(3,071)	(1,748)	—	—	—	—	(10,155)
Depreciation and amortisation	(36,559)	(76,796)	(294,451)	(448,838)	(56)	(65,012)	—	—	(921,712)
Total (loss)/profit	(245,901)	628,956	1,001,369	2,203,471	106,691	(9,450)	830,021	—	4,515,157
Income tax expenses	—	—	—	—	—	—	(983,672)	—	(983,672)
Net (loss)/profit	(245,901)	628,956	1,001,369	2,203,471	106,691	(9,450)	(153,651)	—	3,531,485
Total assets	1,102,766	2,183,777	5,035,918	13,432,809	2,061,695	1,904,951	20,060,804	—	45,782,720
Total liabilities	588,441	1,125,321	1,480,236	6,273,558	2,554,342	66,964	4,812,308	—	16,901,170

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

(b)	Segment information as at end 30 June 2017 (Unaudited) and during the six months ended 30 June 2017 (Unaudited) are as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,062,461	4,811,255	4,861,394	19,970,061	11,949,099	452,680	—	—	43,106,950
Inter-segment revenue	—	30,803	4,731,777	2,759,447	558,281	506,084	—	(8,586,392)	—
Cost of sales	(1,127,830)	(3,822,509)	(3,259,968)	(12,398,802)	(11,866,164)	(366,698)	—	—	(32,841,971)
Interest income	—	—	—	—	—	—	114,935	—	114,935
Interest expenses	—	—	—	—	—	—	(23,269)	—	(23,269)
Investment income from associates and joint ventures	—	—	—	—	—	—	560,068	—	560,068
Asset impairment losses	(12,849)	—	(2,054)	(2,340)	—	(18,899)	—	—	(36,142)
Depreciation and amortisation	(42,552)	(82,313)	(263,728)	(476,063)	(88)	(53,786)	—	—	(918,530)
Total (loss)/profit	(243,211)	481,258	745,276	1,607,700	34,848	(38,140)	663,495	—	3,251,226
Income tax expenses	—	—	—	—	—	—	(671,073)	—	(671,073)
Net (loss)/profit	(243,211)	481,258	745,276	1,607,700	34,848	(38,140)	(7,578)	—	2,580,153
Total assets	1,182,471	2,084,541	4,358,309	14,197,634	2,331,997	2,412,343	10,734,369	—	37,301,664
Total liabilities	340,076	1,032,747	1,063,304	4,488,617	2,030,650	63,867	3,345,000	—	12,364,261

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

During the six months ended 30 June 2018, revenue from the same customer accounted for 41% of total Group revenue (Unaudited) (During the six months ended 30 June 2017: 44% (Unaudited)). The revenue from the customer derived from the following segments: petroleum products and other segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company

	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Registered capital and changes in registered capital of the parent company

	31 December 2017	Increase in current period	Decrease in current period	30 June 2018
China Petroleum & Chemical Corporation	RMB121.1 billion	—	—	RMB121.1 billion

(c)	The percentages of share holding and voting rights in the Company held by the parent company

	30 June 2018 (Unaudited)		31 December 2017
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.44%	50.44%	50.49%	50.49%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 5.

(3)	Basic information of associate and joint venture

In addition to the major joint ventures and associates disclosed in Note 5(2), related transactions between the Group and other associates are as follows:

	Place of business/ country of incorporation	Place of registry	Business nature	Whether it is strategic for group activities	% of ownership interest
					Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	35%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Production of petrochemical products	Yes	—	25%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	—	33.33%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties

Relationship with the Company

Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
Sinopec Catalyst Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hongkong) Company Limited	Subsidiary of the immediate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Shanghai Gaoqiao Petrochmical Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Company Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the holding company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the holding company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Tending Company Limited	Subsidiary of the ultimate parent company
Nanjing Engineering Company Limited	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Energy Saving Technology Service Company	Subsidiary of the ultimate parent company

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions

Most of the transactions undertaken by the Group during the six months ended 30 June 2018 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions (continued)

In addition to the related transaction disclosed in Note 4 (8), Note 4 (25), Note 4 (29), Note 4 (39), other major related transactions between the Group and its related parties are as follows:

(a)	Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services:

			During the six months ended 30 June
			2018 (Unaudited)		2017 (Unaudited)
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	23,154,588	65.50%	18,199,151	88.19%
Sinopec Group and its subsidiaries	Purchases	Trade	2,038,631	5.77%	371,839	1.80%
Associates of the Company	Purchases	Trade	2,085,469	5.93%	1,842,410	8.93%
Joint ventures of the Company	Purchases	Trade	195,747	0.46%	178,198	0.86%
Key management personnel	Short-term employee benefits	Compensation for services	5,177	0.73%	3,492	0.52%
Key management personnel	Retirement scheme contributions	Compensation for services	77	0.03%	74	0.03%
Key management personnel	Share-based payments	Compensation for services	91	4.57%	460	5.68%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions (continued)

(a)	Purchases and sales of goods, rendering and receiving services (continued)

Sales of goods, rendering services:

			During the six months ended 30 June
			2018 (Unaudited)		2017 (Unaudited)
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/Service income	Trade	27,029,411	66.40%	21,483,561	49.84%
Sinopec Group and its subsidiaries	Sales/Service income	Trade	5,767	0.01%	4,741	0.01%
Associates of the Company	Sales/Service income	Trade	2,186,964	5.37%	1,328,911	3.08%
Joint ventures of the Company	Sales	Trade	123,778	0.30%	126,763	0.29%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions (continued)

(b)	Related party funding

During the six months ended 30 June 2018, the Group and the Company borrowed from Sinopec Finance Company Limited RMB50,000 thousands (Unaudited) (During the six months ended 30 June 2017: Nil (Unaudited)).

During the six months ended 30 June 2018, the Group and the Company did not pay back to Sinopec Finance Co. Ltd (Unaudited) (During the six months ended 30 June 2017: Nil (Unaudited)).

(c)	Other related transactions

		During the six months ended 30 June
	Transaction Type	2018 (Unaudited)	2017 (Unaudited)
Sinopec Group and its subsidiaries	Insurance premiums	61,701	63,387
Sinopec Group and its subsidiaries	Rental cost	30,630	—
Sinopec Finance Company Limited	Interests received and receivable	122	5,025
Sinopec Finance Company Limited	Interests paid and payable	127	—
Sinopec Group and its subsidiaries	Construction and installation cost	41,098	53,476
Sinopec Chemical Commercial Holding Company Limited	Sales commission	72,648	50,595
Sinopec Corp. and its subsidiaries	Rental income	14,576	13,878

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties

Receivables from related parties:

		30 June 2018 (Unaudited)	31 December 2017
Cash at bank and on hand	Sinopec Group and its subsidiaries	12,291	29,128

Notes receivable and accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	1,883,111	1,769,099
	Associates of the Group	327,886	160,255
	Joint ventures of the Group	18,853	19,363
	Sinopec Group and its subsidiaries	478	763

		2,230,328	1,949,480

Other receivables	Joint ventures of the Group	10,215	1,835
	Sinopec Corp., its subsidiaries and joint ventures	969	1,820
	Associates of the Group	346	335

		11,530	3,990

Advances to suppliers	Sinopec Corp., its subsidiaries and joint ventures	28,568	21,938

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties (continued)

Payables to related parties:

		30 June 2018 (Unaudited)	31 December 2017
Notes payable and accounts payable	Sinopec Corp., its subsidiaries and joint ventures	3,145,730	3,234,204
	Associates of the Group	230,316	378,632
	Joint ventures of the Group	34,591	39,316
	Sinopec Group and its subsidiaries	1,103,729	12,672

		4,514,366	3,664,824

Other payables	Sinopec Group and its subsidiaries	1,674,000	49,027
	Sinopec Corp., its subsidiaries and joint ventures	15,857	11,125
	Associates of the Group	150	303

		1,690,007	60,455

Advances from customers	Sinopec Corp., its subsidiaries and joint ventures	—	1,373
	Associates of the Group	—	5,000
	Sinopec Group and its subsidiaries	—	6
	Joint ventures of the Group	—	29

		—	6,408

Contract liabilities	Associates of the Group	1,502	—
	Sinopec Corp., its subsidiaries and joint ventures	1,142	—
	Joint ventures of the Group	426	—
	Sinopec Group and its subsidiaries	88	—

		3,158	—

Short-term borrowings	Sinopec Finance Company Limited	50,000	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(7)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

(i)	Construction and installation cost:

	30 June 2018 (Unaudited)	31 December 2017
Sinopec Group and its subsidiaries	19,357	29,528

(ii)	Investment commitments with related parties

	30 June 2018 (Unaudited)	31 December 2017
Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD30,017,124 thousands (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments.

As at 30 June 2018 (Unaudited) and 31 December 2017, the Company has contributed the first instalment of RMB71,541 thousands. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

Except for the above, the Group and the Company had no other material commitments with related parties at 30 June 2018, which are contracted, but not included in the financial statements (Unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(7)	Commitments with related parties (continued)

(iii)	Operating lease commitments

	30 June 2018 (Unaudited)	31 December 2017
Within a year	30,630	59,160

8	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	30 June 2018 (Unaudited)	31 December 2017
Purchase of fixed assets contracted but not provided for	292,300	230,997
Purchase of fixed assets authorised but not contracted for	10,110,520	9,306,567

	10,402,820	9,537,564

(2)	Operating lease commitments

According to the irrevocable operating lease contracts that have been signed, the group should pay the future minimum rent payment summarized as follows:

	30 June 2018 (Unaudited)	31 December 2017
Within a year	32,971	61,215
One to two years	888	1,583
Two to three years	407	404
More than three years	2,420	2,819

	36,686	66,021

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

9	Financial instrument and risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

Therefore, the group probably enter into foreign exchange forward contract or currency swap to hedge foreign exchange risks. As at 30 June 2018, Jinmao company, subsidiary of parent company, held 13 unexpired foreign exchange forward contracts which have the same value of RMB222,641 thousands and 6 unexpired foreign exchange options which have the same value of RMB14,958 thousands (Unaudited)(31 December 2017: Nil). As at 30 June 2018 (Unaudited) and at 31 December 2017, the group did not sign currency swap contracts.

As at 30 June 2018 (Unaudited) and 31 December 2017, the carrying amounts in RMB equivalent of the Group’s assets and liabilities denominated in foreign currencies are summarized below:

	30 June 2018 (Unaudited)
	USD	Others	Total
Financial assets in foreign currencies–
Cash at bank and on hand	647,093	—	647,093
Derivative financial assets	7,784	—	7,784
Notes receivable and accounts receivable	798,544	—	798,544

	1,453,421	—	1,453,421

Financial liabilities in foreign currencies–
Notes payable and accounts payable	2,299,447	—	2,299,447
Other payables	53	—	53

	2,299,500	—	2,299,500

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

9	Financial instrument and risk (continued)

(1)	Market risk (continued)

(a)	Foreign exchange risk (continued)

	31 December 2017
	USD	Others	Total
Financial assets in foreign currencies–
Cash at bank and on hand	247,548	—	247,548
Notes receivable and accounts receivable	282,761	—	282,761

	530,309	—	530,309

Financial liabilities in foreign currencies–
Notes payable and accounts payable	1,199,614	—	1,199,614
Other payables	52	—	52

	1,199,666	—	1,199,666

As at 30 June 2018, if the foreign currencies had weakened/strengthened by 5% against RMB        with all other variables held constant, the Group’s net profit for the year would have been 31,728 thousands increased/decreased (Unaudited) (As at 31 December 2017: RMB25,101 thousands increased/decreased in net profit)

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

9	Financial instrument and risk (continued)

(1)	Market risk (continued)

(b)	Interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Financial liabilities issued at floating rates expose the Group to cash flow interest rate risk. Financial liabilities issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 30 June 2018, the Group’s short-term and long-term interest bearing borrowings denominated with floating rates amounting to RMB1,305,600 thousands (Unaudited) (31 December 2017: RMB606,157 thousands).

The Group’s finance department at its headquarters continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the six months ended 30 June 2018 and during the six months ended 30 June 2017, the Group did not enter into any interest rate swap agreements (Unaudited).

As at 30 June 2018, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/ increased by approximately RMB4,896 thousands (Unaudited)(31 December 2017: RMB2,273 thousands decreased/increased in net profit).

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables, notes receivable etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

As at June 30, 2018, the Group had no significant collateral and other credit enhancements (Unaudited) held as collateral.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

9	Financial instrument and risk (continued)

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

At 30 June 2018, the Group had facilities up to RMB21,748,389 thousands to issue letters of credit, of which RMB19,235,059 thousands was unutilized (Unaudited).

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	30 June 2018 (Unaudited)
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	1,395,600	—	—	—	1,395,600
Notes payable and accounts payables	7,498,936	—	—	—	7,498,936
Other payables	4,306,708	—	—	—	4,306,708

	13,201,244	—	—	—	13,201,244

	31 December 2017
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	606,157	—	—	—	606,157
Notes payable and accounts payables	5,573,281	—	—	—	5,573,281
Other payables	864,756	—	—	—	864,756
Derivative financial liabilities	1,516	—	—	—	1,516

	7,045,710	—	—	—	7,045,710

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

10	Fair value estimation

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

(1)	As at 30 June 2018 (Unaudited), continuing assets and liabilities measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Derivative financial assets
– Forward foreign exchange contract	—	—	6,472	6,472
– Foreign exchange option contract	—	—	1,312	1,312

	—	—	7,784	7,784

The Group confirms the timing of transitions between levels by determining the date of occurrence of events that lead to conversions between levels. There is no transition between the first level and the second level this year.

As at 31 December 2017, continuing assets and liabilities measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial liabilities
Financial liabilities at fair value through profit or loss
– Forward foreign exchange contracts	—	1,516	—	1,516

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

10	Fair value estimation (continued)

(2)	Financial assets and financial liabilities not measured at fair value but disclosed

Financial assets and liabilities measured at amortised cost mainly include notes receivable and account receivable, other receivables, short-term borrowings, notes payable and account payable, and other payables.

As at 30 June 2018, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value (Unaudited).

11	Offsetting financial assets and financial liabilities

(1)	Financial assets

The following financial assets are subject to offsetting arrangements:

	30 June 2018 (Unaudited)	31 December 2017
Gross amounts of recognised amounts of notes receivable and account receivable	4,002,396	3,426,439
Gross amounts of recognised amounts due to related parties set off in the balance sheet	(111,818)	—

Net amounts of amounts due from related parties presented in the balance sheet	3,890,578	3,426,439

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Offsetting financial assets and financial liabilities (continued)

(2)	Financial liabilities

The following financial liabilities are subject to offsetting arrangements:

	30 June 2018 (Unaudited)	31 December 2017
Gross amounts of recognised amounts of notes receivable and account receivable	7,610,754	5,573,281
Gross amounts of recognised amounts due from related parties set off in the balance sheet	(111,818)	–

Net amounts of amounts due to related parties presented in the balance sheet	7,498,936	5,573,281

On 30 June 2018, according to the offsetting master agreement signed with Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”), the relevant financial assets and liabilities between the Company and Shanghai Secco, are settled on a net basis.

No offsetting master agreement was identified as at 31 December 2017.

12	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group’s total capital is calculated as ‘shareholder’s equity’ and ‘total liabilities’ as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

As cash and cash equivalents exceed total borrowings, which was resulted primarily from the significantly improved profitability and the early repayment of some bank loans before its maturity, there was no net debt as at 30 June 2018 (Unaudited) and 31 December 2017.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Subsequent events

In July 2018, the Company’s subsidiary, Shanghai Petrochemical Investment Development Company Limited (“Toufa”), reached an agreement with the other investor, Philips Petroleum International Investment Company, to acquire its 40% share in Shanghai Golden Phillips Petrochemical Company Limited (“Golden Phillips”), at a cash consideration of RMB152,800 thousands. The transaction has been approved and is expected to complete in September 2018. Upon completion, Golden Phillips will become a wholly owned subsidiary of Toufa.

14	Notes to major items of the Company’s financial statements

(1)	Notes receivable and accounts receivable

	30 June 2018 (Unaudited)	31 December 2017
Notes receivable (a)	462,713	815,227
Accounts receivable (b)	1,927,308	1,757,945
	2,390,021	2,573,172

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company‘s financial statements (continued)

(1)	Notes receivable and accounts receivable (continued)

(a)	Notes receivable:

	30 June 2018 (Unaudited)	31 December 2017
Bank acceptance notes	462,713	815,227

As at 30 June 2018, the Company has no any significant overdue accounts receivable (unaudited) (31 December 2017: Nil).

(b)	Accounts receivable

	30 June 2018 (Unaudited)	31 December 2017
Amounts due from related parties	1,925,040	1,754,962
Amounts due from third parties	2,330	3,020
	1,927,370	1,757,982
Less: provision for bad debts	(62)	(37)

	1,927,308	1,757,945

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(1)	Notes receivable and accounts receivable (continued)

(b)	Accounts receivable (continued)

(i)	As at 30 June 2018, the top five accounts receivable are summarized as follows (Unaudited):

	Amount	Provision for bad debts	Percentage of total accounts receivable (%)
Total amount of the top five accounts receivable	1,857,067	—	96.35%

(ii)	During the six months ended 30 June 2018, the company did not terminate the confirmation of accounts receivable due to the transfer of financial assets (Unaudited).

(c)	Provision for bad debts

	30 June 2018 (Unaudited)	31 December 2017
Provision for bad debts of accounts receivable	62	37

(i)	As at 30 June 2018 (Unaudited), the Group has no separate provision of bad debt receivables and accounts receivable (Unaudited).

(ii)	As at 30 June 2018, notes receivables and accounts receivable by categories are analysed as follows (Unaudited):

Bank acceptance notes:

As at 30 June 2018, The group measures the bad debt provision according to the expected credit loss of the entire duration. The relevant amount is not significant. The group believes that the bank acceptance notes do not have significant credit risk and will not cause significant loss due to the bank default (Unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(1)	Notes receivable and accounts receivable (continued)

(c)	Provision for bad debts (continued)

Accounts receivable:

	30 June 2018 (Unaudited)
	Book value	Provision for bad debts
	Amount	Provision rate	Amount
Within one year	1,927,240	—	—
Over one year but within two years	81	29.63%	24
Over two years but within three years	28	60.71%	17
Over three years	21	100.00%	21

	1,927,370		62

(iii)	As at 30 June 2018, the Group had no accounts receivable pledged (Unaudited) (December 31, 2017:Nil).

(iv)

During six moths ended 30 June 2018, the Company had no accounts receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years (Unaudited).

(d)	The Group had no material accounts receivable that are written off during the year (Unaudited).

(2)	Other receivables

	30 June 2018 (Unaudited)	31 December 2017
Amounts due from related parties	866,546	929,035
Amounts due from third parties	5,298	4,271
Interest receivable	88,899	51,115

	960,743	984,421
Less: provision for bad debts	(857,895)	(857,875)

	102,848	126,546

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(a)	Loss provisions and changes in the carrying balance

	The first stage				The third stage (i)			Total
	Expected credit losses in the next 12 months (Category)		Expected credit losses in the next 12 months (Single item)		Subtotal	Expected credit loss for the entire duration (occurred credit impairment)
	Book balance	Bad debt provision	Book balance	Bad debt provision	Bad debt provision	Book balance	Bad debt provision	Bad debt provision
31 December 2017	126,630	84	—	—	84	857,791	857,791	857,875
Changes in accounting policies	—	—	—	—	—	—	—	—
1 January 2018	126,630	84	—	—	84	857,791	857,791	857,875
Addition	—	20	—	—	20	—	—	20
Reverse	—	—	—	—	—	—	—	—

30 June2018 (Unaudited)	102,952	104	—	—	104	857,791	857,791	857,895

As at 30 June 2018, other receivables in the group are all at the first stage except the amount for Jinyong. There is no major credit risk and no major loss by the default of the other party. The group measures the bad debt provision according to the amount of overdue credit loss in the next 12 months (Unaudited).

(i)	As at 30 June 2018, other receivables at the third stage are analysed as follows (Unaudited):

	Book balance	Credit loss for the entire duration	Bad debt provison
Separate provision:
Advance receivable for Jinyong	857,791	100.00%	857,791

As at 30 June 2018, the Company should receive RMB857,791 thousands from subsidiary, Jinyong. Jinyong stopped operation from August 2008, and now still suspends operation. The Company believed the amount cannot be received and measured full bad debt provison (Unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(b)

During six moths ended 30 June 2018, the Company had no other receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years (Unaudited).

(c)	During six moths ended 30 June 2018, the Company had no significant other receivable that are written off (Unaudited).

(d)	As at 31 December 2017, the top five other receivables are as follows:

Nature		Amount	Ageing	Percentage of total other receivables	Bad debts
Jinyong Company	Disbursement fee	857,791	Within 1 year	89.28%	857,791
Pingan Bank	Interest receivable	22,546	Within 1 year	2.35%	—
Ningbo Bank	Interest receivable	17,216	Within 1 year	1.79%	—
Pufa Bank	Interest receivable	14,688	Within 1 year	1.53%	—
Guangda Bank	Interest receivable	13,131	Within 1 year	1.37%	—

		925,372		96.32%	857,791

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(3)	Long-term equity investments

	30 June 2018 (Unaudited)	31 December 2017
Subsidiaries (a)	1,718,007	1,718,007
Associates (b)	4,825,815	4,220,709

	6,543,822	5,938,716
Less: Provision for impairment of long-term equity investments	(227,500)	(227,500)

	6,316,322	5,711,216

As at 30 June 2018, the Company has made full provision for the long-term equity investments in its subsidiary Jinyong amounted to RMB227,500 thousands (31 December 2017: RMB227,500 thousands). The Company made full provison based on the reason in Note 14 (2)(d). Company has made full provision for the investment cost based on the estimate of recoverable amount of the Long-term equity investments in this subsidiary (Unaudited).

(a)	Subsidiaries

	31 December 2017	Additional/ negative investment	30 June 2018 (Unaudited)	Impairment provision	Cash dividends declared in current year
Toufa	1,473,675	—	1,473,675	—	—
Jinyong	227,500	—	227,500	(227,500)	—
Jinmao Company	16,832	—	16,832	—	10,099

	1,718,007	—	1,718,007	(227,500)	10,099

(b)	Associates

The information relating to the associates of the Company is disclosed in Note 4(8(b)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company‘s financial statements (continued)

(4)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2017	3,117,642	40,330,647	1,696,391	45,144,680
Reclassification	599	1,625	(2,224)	—
Transfer from construction in progress	—	23,742	13,632	37,374
Decrease	(155)	(96,729)	(9,527)	(106,411)

30 June 2018 (Unaudited)	3,118,086	40,259,285	1,698,272	45,075,643

Accumulated depreciation
31 December 2017	2,049,602	28,276,177	1,372,420	31,698,199
Reclassification	103	1,824	(1,927)	—
Charges for the period	41,639	697,044	32,945	771,628
Decrease	(86)	(91,120)	(9,132)	(100,338)

30 June 2018 (Unaudited)	2,091,258	28,883,925	1,394,306	32,369,489

Provision for impairment
31 December 2017	50,785	742,267	8,723	801,775
Charges for the period	—	—	—	—
Decrease	—	(475)	(112)	(587)

30 June 2018 (Unaudited)	50,785	741,792	8,611	801,188

Carrying amount
30 June 2018 (Unaudited)	976,043	10,633,568	295,355	11,904,966

31 December 2017	1,017,255	11,312,203	315,248	12,644,706

During the six months ended 30 June 2018, the Company did not make impairment provision (Unaudited) (During the six months ended 30 June 2017: RMB18,874 thousands (Unaudited)) against these property, plant and equipment.

As at 30 June 2018 (Unaudited) and 31 December 2017, the Group had no pledged fixed assets.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(4)	Fixed assets (continued)

During the six months ended 30 June 2018, the depreciation expenses amounted to RMB771,628 thousands (Unaudited) (During the six months ended 30 June 2017: RMB776,610 thousands). The depreciation expenses charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB729,062 thousands (Unaudited), RMB4,602 thousands (Unaudited), and RMB37,964 thousands (Unaudited), respectively (During the six months ended 30 June 2017: RMB733,590 thousands (Unaudited), RMB4,675 thousands (Unaudited), and RMB38,345 thousands (Unaudited), respectively).

During the six months ended 30 June 2018, the fixed assets with a carrying amount of RMB37,374 thousands (Unaudited). (During the six months ended 30 June 2017: RMB95,310 thousands) was transferred from construction in progress).

(5)	Revenue and cost of sales

	During the six months ended 30 June
	30 June 2018 (Unaudited)	30 June 2017 (Unaudited)
Main operation revenue	38,772,747	30,295,721
Other operation revenue	202,784	242,723

	38,975,531	30,538,444

	During the six months ended 30 June
	30 June 2018 (Unaudited)	30 June 2017 (Unaudited)
Main operation cost	27,482,233	20,160,522
Other operation cost	159,432	227,050

	27,641,665	20,387,572

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(6)	Investment income

	During the six months ended 30 June
	30 June 2018 (Unaudited)	30 June 2017 (Unaudited)
Investment accounted for using the cost method (a)	609,823	539,227
Investment accounted for using the equity method (b)	10,099	—

	619,922	539,227

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(a)	Income from long-term equity investments accounted for using the equity method is as follow:

	During the six months ended 30 June
	30 June 2018 (Unaudited)	30 June 2017 (Unaudited)
Shanghai Secco Petrochemical Company Limited	533,713	471,880
Shanghai Chemical Industry Park Development Company Limited	76,110	67,347

	609,823	539,227

(b)	Income from long-term equity investments accounted for using the cost method is as follow:

	During the six months ended 30 June
	30 June 2018 (Unaudited)	30 June 2017 (Unaudited)
China Jinshan Associated Trading Corporation	10,099	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(7)	Supplementary information on cash flow statements

(a)	Reconciliation from net profit to cash flow from operating activities

	During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)
Net profit	3,491,937	2,563,845
Add: Provisions for assets impairment	10,155	50,182
Credit impairment loss	45	—
Depreciation of investment properties	7,788	7,088
Depreciation of fixed assets	771,628	776,610
Amortisation of intangible assets	6,320	6,159
Amortization of long-term deferred expense	121,887	103,293
Losses on disposal of fixed assets	2,893	5,356
Financial (income)/expenses-net	(189,042)	(93,888)
Investment loss	(619,922)	(539,227)
(Increase)/Decrease in deferred tax assets	13,175	5,187
Decrease in deferred income	(5,000)	(5,000)
(Increase)/Decrease in inventories	(476,579)	(883,613)
(Increase)/Decrease in operating receivables	179,220	298,612
Increase/(Decrease) in operating payables	783,862	(231,819)
Increase in reserve	26,123	20,726
Share-based payments expense	1,990	8,102

Net cash inflow generated from operating activities	4,126,480	2,091,613

(b)	Net increase in cash and cash equivalents

Cash and cash equivalents balance at the end of the year	10,977,094	6,561,956
Less: cash and cash equivalents balance at the beginning of the year	(6,268,493)	(4,421,143)

Net increase in cash and cash equivalents	4,708,601	2,140,813

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	Non-recurring items

	During the six months ended 30 June
	30 June 2018 (Unaudited)	30 June 2017 (Unaudited)
Losses on disposal of non-current assets	(2,857)	(5,130)
Government grants recognised through profit or loss	1,622	—
Gains on disposal of long-term equity investment	45,314	30,548
Employee reduction expenses	(13,013)	(8,806)
Income from external entrusted lendings	13	694
The fair value changes of derivative financial assets and liabilities	9,300	—
Loss on derivative financial assets and liabilities	(8,066)	—
Other non-operating expenses other than those mentioned above	(22,611)	(10,830)
Tax effect for the above items	(204)	(1,539)
Effect on non-controlling interests (after tax)	(698)	(1,041)

	8,800	3,896

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit (Consolidated)		Net assets (Consolidated)
	During the six months ended 30 June		30 June 2018 (Unaudited)	31 December 2017
	2018 (Unaudited)	2017 (Unaudited)
Under CAS	3,531,485	2,580,153	28,881,550	28,541,613
Adjustments under IFRS–
Government grants (a)	1,005	1,005	(25,068)	(26,073)
Safety production costs (b)	26,123	22,015	—	—

Under IFRS	3,558,613	2,603,173	28,856,482	28,515,540

The reasons for the difference are as follows:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

3	Return on net assets and earnings per share

	Weighted average return on net assets (%)		Earnings per share
			Basic (RMB)		Diluted(RMB)
	During the six months ended 30 June		During the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
Net profit attributable to shareholders of the Company	11.618	9.821	0.326	0.238	0.326	0.238
Net profit attributable to shareholders of the Company excluding non-recurring items	11.589	9.805	0.325	0.238	0.325	0.238

WRITTEN CONFIRMATION ON THE 2018 INTERIM REPORT ISSUED BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Pursuant to the requirements of Article 68 of the Securities Law and the relevant requirements of Contents and Formats of Information Disclosure by Listed Companies No.3 – Contents and Formats of Interim Reports (Revised in 2017), we, being Directors, Supervisors and the senior management of the Company, having carefully studied and reviewed the Company’s 2018 interim report, are of the view that: the Company is in strict compliance with the standardised regulations of financial system of joint stock companies and the 2018 interim report gave a true and fair view of the financial position and operating results of the Company. We warrant that the information contained in the 2018 interim report is true, accurate and complete, and that there are no false or misleading statements contained in or material omissions from this report. We jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

Signature:

Directors:

Wu Haijun	Gao Jinping	Jin Qiang	Guo Xiaojun

Zhou Meiyun	Jin Wenmin	Lei Dianwu	Mo Zhenglin

Zhang Yimin	Liu Yunhong	Du Weifeng	Li Yuanqin

Supervisors:

Ma Yanhui	Zuo Qiang	Li Xiaoxia	Zhai Yalin

Fan Qingyong	Zheng Yunrui	Choi Ting Ki

CORPORATE INFORMATION

(1)	Corporate Information
	Legal Chinese Name of the Company		中國石化上海石油化工股份有限公司
	Abbreviation for Legal Chinese Name of the Company		上海石化
	Legal English Name of the Company		Sinopec Shanghai Petrochemical Company Limited
	Abbreviation for Legal English Name of the Company		SPC
	Legal Representative of the Company		Wu Haijun

(2)	Contact Persons and Contact Details

		Secretary to the Board	Securities Affairs Representative
	Name	Guo Xiaojun	Ding Yonghui
	Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC No. 48 Jinyi Road, Jinshan District, Shanghai, PRC
		Postal Code: 200540	Postal Code: 200540
	Tel	8621-57943143	8621-57933728
	Fax	8621-57940050	8621-57940050
	E-mail	guoxiaojun@spc.com.cn	dingyonghui@spc.com.cn

(3)	Basic Information

	Registered Address		No. 48 Jinyi Road, Jinshan District, Shanghai, PRC
	Postal Code of Registered Address		200540
	Business Address		No. 48 Jinyi Road, Jinshan District, Shanghai, PRC
	Postal Code of Business Address		200540
	Principal Place of Business in Hong Kong		Room 605, 6/F, Island Place Tower, 510 King’s Road, Hong Kong
	Website of the Company		www.spc.com.cn
	E-mail address		spc@spc.com.cn

(4)	Information Disclosure and Place for Access to Information

	Designated newspapers for the publication of Company announcements		“Shanghai Securities News”, “China Securities Journal” and “Securities Time”
	Websites for the publication of the Company’s interim report		Shanghai Stock Exchange website, Hong Kong Stock Exchange website and the website of the Company
	Location of keeping of the Company’s interim report		Secretariat Office of the Board, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

(5)	Shares Profile of the Company

Share Type	Place of listing of the shares	Stock Short Name	Stock Code
A Shares	Shanghai Stock Exchange	上海石化	600688
H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338
American Depository Receipts (ADR)	New York Stock Exchange	SHI	—

CORPORATE INFORMATION (continued)

(6)	Other Information

Auditors engaged by the Company (Domestic):
	Name	PricewaterhouseCoopers Zhong Tian LLP
	Address	11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hubin Road,
Huangpu District, Shanghai 200021, PRC

Auditors engaged by the Company (International):
	Name	PricewaterhouseCoopers
	Address	22/F Prince’s Building, 10 Chater Road, Central, Hong Kong

Legal advisors:
	PRC Law:	Haiwen & Partners
20th Floor, Fortune & Finance Center
No.5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code:100020

	Hong Kong Law:	Freshfields Bruckhaus Deringer
55th Floor, One Island East
Taikoo Place
Quarry Bay, Hong Kong

	United States Law:	Morrison & Foerster
425 Market Street
San Francisco, California 94105-2482
U.S.A.

Joint Company Secretaries:

Guo Xiaojun, Chan Sze Ting

Authorised Representatives for Hong Kong Stock Exchange:

Wu Haijun, Guo Xiaojun

H Shares Share Registrar:

Hong Kong Registrars Limited

Shops 1712-1716,17 Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

The Bank of New York Mellon

Computershare

P.O. Box 30170

College Station, TX 77842-3170, U.S.A

Number for International Calls: 1 201-680-6921

Email:shrrelations@cpushareownerservices.com

Website:www.mybnymdr.com